**As filed with the Securities and Exchange Commission on August 1, 2017**
**Securities Act File No. 333-219605**

Deleted: [ ]

# SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549.**

# FORM N-14

**REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933** ☒

**Pre-Effective Amendment No.** ☐

**Post-Effective Amendment No.** ☐

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# Northern Lights Fund Trust

(Exact Name of Registrant as Specified in Charter)

**17605 Wright Street**
**Omaha, Nebraska 68130**
**Attention: Kevin Wolf**
(Address of Principal Executive Offices) (Zip Code)

**(402) 895-1600**
(Registrant's Telephone Number, including Area Code)

**The Corporation Trust Company**
**Corporate Trust Center**
**1209 Orange Street**
**Wilmington, DE 19801**
(Name and Address of Agent for Service)

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| | | |
|---|---|---|
| **JoAnn Strasser**<br>**Thompson Hine LLP**<br>**41 South High Street, Suite 1700**<br>**Columbus, Ohio 43215**<br>614-469-3353 (phone)<br>513-241-4771 (fax) | | **Richard Malinowski**<br>**Gemini Fund Services, LLC**<br>**80 Arkay Drive, Suite 110**<br>**Hauppauge, New York 11788**<br>631-470-2734 (phone)<br>631-813-2884 (fax) |

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**Title of securities being registered:** Shares of a class of the Registrant

**No filing fee is required** because the Registrant is relying on Section 24(f) of the Investment Company Act of 1940, as amended, pursuant to which it has previously registered an indefinite number of shares.

**Approximate date of proposed public offering:** As soon as practicable after this Registration Statement becomes effective under the Securities Act of 1933, as amended.

It is proposed that this filing become effective on 30 days after filing date pursuant to Rule 488 under the Securities Act of 1933, as amended.

GRANT PARK MANAGED FUTURES STRATEGY FUND
A SERIES OF NORTHERN LIGHTS FUND TRUST

17605 Wright Street
Omaha, Nebraska 68130

August 31, 2017

Dear Shareholder:

We wish to provide you with some important information concerning your investment. You are receiving this Combined Prospectus/Information Statement because you own shares of the Grant Park Managed Futures Strategy Fund, a series of the Northern Lights Fund Trust. The Board of Trustees (the "Board") of Northern Lights Fund Trust (the "Trust"), after careful consideration, has approved the reorganization (the "Reorganization") of the Grant Park Managed Futures Strategy Fund (the "Target Fund"), into the Grant Park Multi Alternative Strategies Fund (the "Survivor Fund"), which is also a series of the Trust. The Target Fund and the Survivor Fund are sometimes each referred to separately as a "Fund", and together as the "Funds". The series surviving the Reorganization, the Survivor Fund, will be referred to herein as the "Combined Fund". **The Reorganization does not require your approval, and you are not being asked to vote.** The attached Combined Prospectus/Information Statement contains information about the Survivor Fund and provides details about the terms and conditions of the Reorganization. You should review the Combined Prospectus/Information Statement carefully and retain it for future reference.

The Target Fund and Survivor Fund have similar investment objectives and their principal investment strategies are similar. While the Funds use slightly different investment techniques and allocations at times, both Funds primarily invest in commodities and currency-based futures contracts and fixed income debt securities. Currently, the Funds are managed by the same portfolio manager. We anticipate that the Reorganization will result in benefits to the shareholders of the Target Fund as discussed more fully in the Combined Prospectus/Information Statement. As a general matter, we believe that after the Reorganization, the Combined Fund will provide you with a similar investment objective with generally lower gross expenses and portfolio management efficiencies.

After considering the performance of each Fund and the expenses associated with the investment structure of the Target Fund, the Funds' adviser recommended to the Board that the Target Fund be reorganized into the Survivor Fund. The Board has concluded that the Reorganization is in the best interests of each of the Funds and their respective shareholders. In approving the Reorganization, the Board considered, among other things, the similarities between the Funds' investment objectives and strategies, the lower management fee for the Combined Fund, the elimination of the management and incentive fees and expenses associated with the swap used by the Target Fund and the terms and conditions of the Agreement and Plan of Reorganization (the "Plan of Reorganization"). The Board also considered that it is not anticipated that the Reorganization will have any tax consequences for shareholders.

The Plan of Reorganization provides that the Target Fund will transfer all of its assets and liabilities to the Survivor Fund. In exchange for the transfer of these assets and liabilities, the Survivor Fund will simultaneously issue shares to the Target Fund in an amount equal in value to the net asset value of the Target Fund's shares as of the close of business on the business day preceding the foregoing transfers. These transfers are expected to occur on or about September 22, 2017 (the "Closing Date"). Immediately after the Reorganization, the Target Fund will make a liquidating distribution to its shareholders of the Survivor Fund shares received, so that a holder of shares in the Target Fund at the Closing Date of the Reorganization will receive a number of shares of the Survivor Fund with the same aggregate value as the shareholder had in the Target Fund immediately before the Reorganization. Shareholders who own Class A shares of the Target Fund will receive Class A shares of the Survivor Fund. Shareholders who own Class C shares of the Target Fund will receive Class C shares of the Survivor Fund. Shareholders who own Class I shares of the Target Fund will receive Class I shares of the Survivor Fund. Shareholders who own Class N shares of the Target Fund will receive Class N shares of the Survivor Fund.

Following the Reorganization, the Target Fund will cease operations as a separate series of the Trust. Shareholders of the Target Fund will not be assessed any sales charges, redemption fees or any other shareholder fee in connection with the Reorganization.

**NO ACTION ON YOUR PART IS REQUIRED TO EFFECT THE REORGANIZATION.**

If you have questions, please contact the Funds at 1-855-501-4758.

Sincerely,
Kevin Wolf, President

## QUESTIONS AND ANSWERS

We recommend that you read the complete Combined Prospectus/Information Statement. The following Questions and Answers provide an overview of the key features of the reorganization (the "Reorganization") of the Grant Park Managed Futures Strategy Fund (the "Target Fund"), into the Grant Park Multi Alternative Strategies Fund (the "Survivor Fund") and of the information contained in this Combined Prospectus/Information Statement.

**Q. What is this document and why did we send it to you?**

A. This is a Combined Prospectus/Information Statement that provides you with information about a plan of reorganization between the Target Fund and the Survivor Fund. Both the Target Fund and the Survivor Fund are series of the Northern Lights Fund Trust (the "Trust"). The Target Fund and the Survivor Fund are sometimes each referred to separately as a "Fund", and together as the "Funds." The Funds pursue similar investment objectives and similar investment strategies. When the Reorganization is completed, your shares of the Target Fund will be exchanged for shares of the Survivor Fund, and the Target Fund will be terminated as a series of the Trust. Please refer to the Combined Prospectus/Information Statement for a detailed explanation of the Reorganization, and a more complete description of the Survivor Fund.

You are receiving this Combined Prospectus/Information Statement because you own shares of the Target Fund as of July 27, 2017. The Reorganization does not require approval by you or by shareholders of either the Target or Survivor Fund, and you are not being asked to vote.

**Q. Has the Board of Trustees approved the Reorganization?**

A. Yes, the Board of Trustees of the Trust (the "Board") has approved the Reorganization. After careful consideration, the Board, including all of the Trustees who are not "interested persons" of the Corporation (as defined in the Investment Company Act of 1940 (the "1940 Act")) (the "Independent Trustees"), determined that the Reorganization is in the best interests of the Target Fund's and Survivor Fund's shareholders and that neither Fund's existing shareholders' interests will be diluted as a result of the Reorganization. It is expected that the Target Fund will benefit from the possible operating efficiencies and economies of scale that may result from combining the assets of the Target Fund with the assets of the Survivor Fund.

**Q. Why is the Reorganization occurring?**

A. The Board has determined that Target Fund shareholders may benefit from an investment in the Combined Fund in the following ways:

(i) Shareholders of the Target Fund will remain invested in an open-end fund that has greater net assets that is expected to result in future operating efficiencies (e.g., certain fixed costs, such as legal expenses, audit fees, compliance expenses, accounting fees and other expenses, will be spread across a larger asset base, thereby potentially lowering the total expense ratio borne by shareholders of the Combined Fund);

(ii) The Survivor Fund's lower management fee; and

(iii) The elimination of the swap management and incentive fees and expenses incurred within the Target Fund.

**Q. How will the Reorganization affect me as a shareholder?**

A. Upon the closing of the Reorganization, Target Fund shareholders will become shareholders of the Survivor Fund. With the Reorganization, all of the assets and the liabilities of the Target Fund will be combined with those of the Survivor Fund. You will receive shares of the Survivor Fund of the same class as the shares you own of the Target Fund. An account will be created for each shareholder that will be credited with shares of the

**Deleted:**

**Deleted:** identical

**Deleted:** (ii) ...

**Deleted:** i

**Deleted:** Target

**Deleted:** v

Survivor Fund with an aggregate net asset value equal to the aggregate net asset value of the shareholder's Target Fund shares at the time of the Reorganization.

The number of shares a shareholder receives (and thus the number of shares allocated to a shareholder) will depend on the relative net asset values per share of the two Funds immediately prior to the Reorganization. Thus, although the aggregate net asset value in a shareholder's account will be the same, a shareholder may receive a greater or lesser number of shares than it currently holds in the Target Fund. No physical share certificates will be issued to shareholders. As a result of the Reorganization, a Target Fund shareholder will hold a smaller percentage of ownership in the Combined Fund than such shareholder held in the Target Fund prior to the Reorganization.

**Q. Why is no shareholder action necessary?**

A. Neither a vote of the shareholders of the Target Fund nor a vote of the shareholders of the Survivor Fund is required to approve the Reorganization under the Delaware Statutory Trust Act or under the Trust's declaration of Trust. Under Rule 17a-8 of the 1940 Act, a vote of shareholders of the Target Fund is not required.

**Q. When will the Reorganization occur?**

A. The Reorganization is expected to take effect on or about September 22, 2017, or as soon as possible thereafter.

**Q. Who will pay for the Reorganization?**

A. The costs of the Reorganization will be borne by Dearborn Capital Management, LLC, each Fund's investment adviser. The costs associated with the Reorganization will not have an effect on the net asset value per share of either Fund.

**Q. Will the Reorganization result in any federal tax liability to me?**

A. The Reorganization will not result in a tax consequence to Target Fund shareholders.

**Q. Can I redeem my shares of the Target Fund before the Reorganization takes place?**

A. Yes. You may redeem your shares, at any time before the Reorganization takes place, as set forth in the Target Fund's prospectus. If you choose to do so, your request will be treated as a normal exchange or redemption of shares. Shares that are held as of September 22, 2017 will be exchanged for shares of the Survivor Fund.

**Q. Will shareholders have to pay any sales load, commission or other similar fee in connection with the Reorganization?**

A. No. Shareholders will not pay any sales load, commission or other similar fee in connection with the Reorganization, and thus Target Fund shareholders will not pay any such fee indirectly.

**Q. Are there differences in front-end sales loads or contingent deferred sales charges?**

A. No. Both the Target Fund and the Survivor Fund have the same front-end sales loads and contingent deferred sales charges. Holding periods for Target Fund Class C shareholders for the purposes of contingent deferred sales charges within the Survivor Fund will carry over for such shareholders following the Reorganization.

**Q. Whom do I contact for further information?**

A. You can contact your financial adviser for further information. You may also contact the Funds at 1-855-501-4758. You may also visit our website at www.grantparkfunds.com.

**Important additional information about the Reorganization is set forth in the accompanying Combined Prospectus/Information Statement. Please read it carefully.**

**INFORMATION STATEMENT FOR**
**GRANT PARK MANAGED FUTURES STRATEGY FUND, A SERIES OF NORTHERN LIGHTS FUND TRUST**

**17605 WRIGHT STREET**
**OMAHA, NEBRASKA 68130**

**PROSPECTUS FOR**
**GRANT PARK MULTI ALTERNATIVE STRATEGIES FUND, A SERIES OF NORTHERN LIGHTS FUND TRUST**

**17605 WRIGHT STREET**
**OMAHA, NEBRASKA 68130**

**DATED AUGUST 31, 2017**

**RELATING TO THE REORGANIZATION OF**
**GRANT PARK MANAGED FUTURES STRATEGY FUND**
**WITH AND INTO**
**GRANT PARK MULTI ALTERNATIVE STRATEGIES FUND**

**EACH A SERIES OF NORTHERN LIGHTS FUND TRUST**

This Combined Prospectus/Information Statement is furnished to you as a shareholder of Grant Park Managed Futures Strategy Fund (the "Target Fund"), a series of Northern Lights Fund Trust., a Delaware statutory trust (the "Trust"). As provided in the Agreement and Plan of Reorganization (the "Plan of Reorganization"), the Target Fund will be reorganized into the Grant Park Multi Alternative Strategies (the "Survivor Fund"), also a series of the Trust (the "Reorganization"). The Target Fund and the Survivor Fund are each referred to herein as a "Fund", and together, the "Funds." The Fund surviving the Reorganization, the Survivor Fund, will be referred to herein as the "Combined Fund." For purposes of this Combined Prospectus/Information Statement, the terms "shareholder," "you" and "your" may refer to the shareholders of the Target Fund.

The Board of Trustees of the Trust (the "Board"), on behalf of each Fund, has approved the Reorganization and has determined that the Reorganization is in the best interests of the Funds and their respective shareholders. The Survivor Fund pursues an investment objective similar to that of the Target Fund, and the investment strategies of the Funds are similar. Please see "Summary—Investment Objectives and Principal Investment Strategies" below.

**Deleted:** identical

At the closing of the Reorganization, the Survivor Fund will acquire substantially all of the assets and the liabilities of the Target Fund in exchange for shares of the Survivor Fund. Immediately after receiving the Survivor Fund shares, the Target Fund will distribute these shares to its shareholders in the liquidation of the Target Fund. Target Fund shareholders will receive shares of the Survivor Fund with an aggregate net asset value equal to the aggregate net asset value of the Target Fund shares they held immediately prior to the Reorganization. After distributing these shares, the Target Fund will be terminated as a series of the Trust. As a result of the Reorganization a shareholder of the Target Fund will have a smaller percentage of ownership in the Combined Fund than such shareholder's percentage of ownership in the Target Fund prior to the Reorganization.

This Combined Prospectus/Information Statement sets forth concisely the information you should know about the Reorganization of the Target Fund and constitutes an offering of the shares of the Survivor Fund issued in the Reorganization. Please read it carefully and retain it for future reference.

A Statement of Additional Information dated August 31, 2017 (the "Reorganization SAI"), relating to this Combined Prospectus/Information Statement and the Reorganization has been filed with the Securities and Exchange Commission (the "SEC"), and is incorporated by reference into (legally considered to be part of) this

Combined Prospectus/Information Statement. A copy of the Reorganization SAI is available upon request and without charge by contacting the Funds toll free at 1-855-501-4758.

In addition, the following documents each have been filed with the Securities and Exchange Commission (the "SEC"), and are incorporated herein by reference:

- the Prospectus related to the Target Fund and Survivor Fund, dated January 30, 2017, as amended June 1, 2017 (File No. 811-21720);
- the Statement of Additional Information related to the Target Fund and Survivor Fund, dated January 30, 2017, as amended June 1, 2017 (File No. 811-21720);
- the Annual Report to shareholders of the Target Fund and the Survivor Fund for the fiscal year ended September 30, 2016 (File No. 811-21720), which has previously been sent to shareholders of the Target Fund; and
- the Semi-Annual Report to shareholders of the Target Fund and the Survivor Fund for the fiscal period ended March 31, 2017 (File No. 811-21720), which has previously been sent to shareholders of the Target Fund.

The Funds are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended (the "1940 Act"), and in accordance therewith, file reports and other information, including proxy materials, with the SEC.

The Reorganization SAI, as well as the Funds' Prospectus, Statement of Additional Information and their annual and semi-annual reports, are available upon request and without charge by writing to the Funds at 17605 Wright Street, Omaha, Nebraska 68130 or by calling toll-free at 1-855-501-4758. They are also available, free of charge, at the Funds' website at www.grantparkfunds.com. Information about the Funds can also be reviewed and copied at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549-0102. Call 1-202-551-8090 for information on the operation of the public reference room. This information is also accessible via the Edgar database on the SEC's internet site at www.sec.gov and copies may be obtained upon payment of a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, Washington, D.C. 20549-1520.

**THIS COMBINED PROSPECTUS/INFORMATION STATEMENT IS EXPECTED TO BE SENT TO SHAREHOLDERS ON OR ABOUT SEPTEMBER 5, 2017.**

**WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.**

**NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION NOT CONTAINED IN THIS COMBINED PROSPECTUS/INFORMATION STATEMENT AND, IF SO GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS COMBINED PROSPECTUS/INFORMATION STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN ANY JURISDICTION IN WHICH, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.**

**NEITHER THE SEC NOR ANY STATE REGULATOR HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS COMBINED PROSPECTUS/INFORMATION STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.**

TABLE OF CONTENTS

**SUMMARY**

*The following is a summary of certain information contained elsewhere in this Combined Prospectus/Information Statement and is qualified in its entirety by references to the more complete information contained herein. Shareholders should read the entire Combined Prospectus/Information Statement carefully.*

The Trust, organized under the laws of the state of Delaware, is an open-end management investment company registered with the SEC. The Target Fund and Survivor Fund are organized as separate series of the Trust. The investment objective of the Target Fund is to seek income and capital appreciation. The investment objective of the Target Fund is to seek positive absolute returns.

Dearborn Capital Management, LLC ("Dearborn") is the investment adviser for the Funds and will serve as the investment adviser for the Combined Fund. David Kavanagh is the adviser's portfolio manager for both the Target Fund and the Survivor Fund, and is expected to continue the day-to-day management of the Combined Fund following the Reorganization.

**The Reorganization.**

*The Proposed Reorganization.* The Board, including the Trustees who are not "interested persons" of the Trust (as defined in the 1940 Act) (the "Independent Trustees"), on behalf of each of the Target Fund and the Survivor Fund, has approved the Agreement and Plan of Reorganization (the "Plan of Reorganization"). The Plan of Reorganization provides for:

- the transfer of substantially all of the assets and the liabilities of the Target Fund to the Survivor Fund in exchange for shares of the Survivor Fund;
- the distribution of such shares to the Target Fund's shareholders; and
- the termination of the Target Fund as a separate series of the Trust.

If the proposed Reorganization is completed, the Survivor Fund will acquire substantially all of the assets and the liabilities of the Target Fund, and shareholders of the Target Fund will receive shares of the Survivor Fund with an aggregate net asset value equal to the aggregate net asset value of the Target Fund shares that the shareholders own immediately prior to the Reorganization.

*Background and Reasons for the Proposed Reorganization.* The Reorganization has been proposed because Dearborn believes that it is in the best interests of each Fund's shareholders if the Target Fund is merged with the Survivor Fund because (1) the Survivor Fund has a similar investment objective and similar investment strategies as the Target Fund; (2) the Survivor Fund has had better performance than the Target Fund; (3) the Survivor Fund has a lower management fee; and (4) the Survivor Fund does not pay swap management and incentive fees (as the Target Fund does).

In approving the Plan of Reorganization, the Board, on behalf of the Target Fund, including the Independent Trustees, determined that the Reorganization is in the best interests of the Target Fund and that the interests of the Target Fund shareholders will not be diluted as a result of the Reorganization. Before reaching this conclusion, the Board engaged in a thorough review process relating to the proposed Reorganization. The Board approved the Reorganization at a meeting held on July 21, 2017.

The factors considered by the Board with regard to the Reorganization include, but are not limited to, the following:

- After the Reorganization, shareholders will be invested in a Combined Fund with a similar investment objective and similar principal investment strategies;

- The same Dearborn portfolio manager that currently manages each Fund will manage the Combined Fund following the closing of the Reorganization;

- The Combined Fund resulting from the completion of the Reorganization may achieve certain operating efficiencies in the future from its larger net asset size;

- The Combined Fund, as a result of economies of scale, may have a future lower ratio of expenses to average net assets than that of the Target Fund prior to the Reorganization;

- The Reorganization is not expected to result in any tax consequence to shareholders;

- The Funds and their shareholders will not bear any of the costs of the Reorganization; and

- The Target Fund shareholders will receive Survivor Fund shares with the same aggregate net asset value as their Target Fund shares.

The Board, including all of the Independent Trustees, concluded, based upon the factors and determinations summarized above, that completion of the Reorganization is advisable and in the best interests of the shareholders of each Fund, and that the interests of the shareholders of each Fund will not be diluted as a result of the Reorganization. The determinations on behalf of each Fund were made on the basis of each Board member's business judgment after consideration of all of the factors taken as a whole, though individual Board members may have placed different weight on various factors and assigned different degrees of materiality to various conclusions.

Neither a vote of the shareholders of the Target Fund nor a vote of the shareholders of the Survivor Fund is required to approve the Reorganization under the Delaware Statutory Trust Act or under the Trust's declaration of trust.

In addition, under Rule 17a-8 under the 1940 Act, a vote of the shareholders of the Target Fund is not required if as a result of the Reorganization: (i) there is no policy of the Target Fund that under Section 13 of the 1940 Act could not be changed without a vote of a majority of its outstanding voting securities that is materially different from a policy of the Survivor Fund; (ii) the Survivor Fund's advisory contract is not materially different from that of the Target Fund; (iii) the Independent Trustees of the Target Fund who were elected by its shareholders will comprise a majority of the Independent Trustees of the Board overseeing the Survivor Fund; and (iv) after the Reorganization, the Survivor Fund will not be authorized to pay fees under a 12b-1 plan that are greater than fees authorized to be paid by the Target Fund under such a plan. The Reorganization meets all of these conditions, and, therefore, a vote of shareholders is not required under the 1940 Act.

**Investment Objectives and Principal Investment Strategies**

The Funds have similar investment objectives and similar investment strategies. The Combined Fund's investment objective and principal investment strategies will be those of the Survivor Fund. See "Comparison of the Target Fund and the Survivor Fund — Comparison of Investment Objectives and Principal Investment Strategies" below.

The Target Fund's investment objective is to seek income and capital appreciation. The Survivor Fund's investment objective is to provide positive absolute returns. The Target Fund normally seeks exposure to commodities markets by investing in a total return swap on the returns of various commodity trading advisor programs. The Target Fund also invests in an affiliated fund, the Grant Park Fixed Income Fund, which invests in investment grade fixed income securities that meet the following criteria: (1) obligations issued or guaranteed by the United States Government, its agencies or instrumentalities, (2) securities issued by foreign governments, their political subdivisions or agencies or instrumentalities, (3) money market funds, certificates of deposit and time deposits issued by domestic banks, foreign branches of domestic banks, foreign subsidiaries of domestic banks, and domestic and foreign branches of foreign banks, (4) participation interests in loans extended by banks to companies, (5) corporate bonds, notes, commercial paper or similar debt obligations, and (6) mortgage backed securities.

Currently, the Target Fund's Managed Futures strategy is executed through a total return swap agreement ("Swap") made by the Target Fund's wholly-owned and controlled subsidiary ("Subsidiary"). This current structure is relatively costly. The Target Fund structure has costs to access the Swap plus payment of management and incentive fees to the underlying Commodity Trading Advisers ("CTAs") that execute the Managed Futures strategy. Management fees and incentive performance fees paid to the CTAs are not incurred directly by the Target Fund, but are reflected in the performance of the Swap.

The Survivor Fund's investment objective is to provide positive absolute returns  The Survivor Fund normally invests in (1) derivatives (including options, futures, forwards, spot contracts and swaps), (2) US equities, (3) open- and closed-end funds and exchange traded funds ("ETFs") (collectively, "Underlying Funds"), (4) American Depository Receipts ("ADRs"), (5) currencies and (6) domestic and foreign investment grade fixed income instruments of any maturity (including US government bonds and/or other sovereign government bonds). The Survivor Fund, like the Target Fund, also invests in the Grant Park Fixed Fund for fixed income exposure.

Unlike the Target Fund which uses the Swap for exposure to commodities markets, the Survivor Fund invests directly in futures contracts. Accordingly, the Survivor Fund does not incur the Swap expenses or management and incentive performance fees paid to CTAs.

For information on risks, see "Comparison of the Target Fund and Survivor Fund — Risks of the Funds", below.  The fundamental investment policies applicable to each Fund are identical.

**Moved down [1]: Fees and Expenses**

As an investor, shareholders pay fees and expenses to buy and hold shares of the Fund.  Shareholders may pay shareholder fees directly when they buy or sell shares.  Shareholders pay annual fund operating expenses indirectly because they are deducted from Fund assets.

The following tables allow you to compare the shareholder fees and annual fund operating expenses as a percentage of the aggregate daily net assets of each Fund that you may pay for buying and holding shares of the Fund.  The *pro forma* columns show expenses of the Combined Fund as if the Reorganization had occurred on the last day of the Fund's fiscal year ended September 30, 2016.  The Annual Fund Operating Expenses table and Example tables shown below are based on actual expenses incurred during each Fund's fiscal year ended September 30, 2016. Please keep in mind that, as a result of changing market conditions, total asset levels, and other factors, expenses at any time during the current fiscal year may be significantly different from those shown.

**Shareholder Fees** (fees paid directly from your investment):

**Principal Investment Risks**

Because of their similar investment strategies, the primary risks associated with an investment in the Survivor Fund are similar to those associated with an investment in the Target Fund. Primary investment risks for both Funds include derivatives risk, fixed income risk, high-yield bond risk, issuer-specific risk, management risk, turnover risk, underlying fund risk and U.S. government securities risk.

**Deleted:** More information on each of these types of investment risk can be found under "Comparison of the Target Fund and Survivor Fund — Risks of the Funds" below.

Except as otherwise noted, the following risks apply to each of the Fund's direct investment in securities and derivatives as well as each Fund's indirect risks through investing in other investment companies and the Affiliated Fund (Grant Park Fixed Income Fund).

***Commodity Risk:*** Investing in the commodities markets may subject the Fund to greater volatility than investments in traditional securities. Commodity prices may be influenced by unfavorable weather, animal and plant disease, geologic and environmental factors as well as changes in government regulation such as tariffs, embargoes or burdensome production rules and restrictions.

***Conflicts of Interest Risk:*** The adviser may receive management or other fees from the Affiliated Fund in which the Fund may invest. It is possible that a conflict of interest among the Fund and the Affiliated Fund could affect how the Adviser fulfills its fiduciary duties to the Fund and the Affiliated Fund.

***Counterparty Risk:*** The Fund's investments in derivatives and other financial instruments that involve counterparties subject the Fund to the risk that the counterparty could default on its obligations under the agreement, either through the counterparty's failure or inability to perform its obligations or bankruptcy. In the event of default, the Fund could experience delays in recovering some or all of its assets as a result of bankruptcy or other reorganization proceedings. The Fund could also experience limited recoveries or no recovery at all, and the value of an investment in the Fund could decline as a result. In addition, the Fund may default under an agreement with a

counterparty which could adversely affect the Fund's investing activities.

*Credit Risk:* There is a risk that issuers and counterparties will not make payments on securities and other investments held by the Fund, resulting in losses to the Fund. In addition, the credit quality of securities held by the Fund may be lowered if an issuer's financial condition changes.

*Derivatives Risk:* The Fund's direct and indirect use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities including leverage risk, issuer default risk and tracking risk.

*Equity Risk (Survivor Fund only):* Common stocks are subject to greater fluctuations in market value than certain other asset classes as a result of such factors as a company's business performance, investor perceptions, stock market trends and general economic conditions.

*Fixed Income Risk:* Typically, a rise in interest rates causes a decline in the value of fixed income securities. The value of fixed income securities typically falls when an issuer's credit quality declines and may even become worthless if an issuer default.

*Foreign Currency Risk:* Currency trading risks include market risk, credit risk and country risk. Market risk results from adverse changes in exchange rates in the currencies the Fund is long or short. Credit risk results because a currency-trade issuer may default. Country risk arises because a government may interfere with transactions in its currency.

*Foreign Exchanges Risk (Target Fund only):* A portion of the derivatives trades made by the Fund may take place on foreign markets. Neither existing CFTC regulations nor regulations of any other U.S. governmental agency apply to transactions on foreign markets. Some of these foreign markets, in contrast to U.S. exchanges, are so-called principals' markets in which performance is the responsibility only of the individual counterparty with whom the trader has entered into a commodity interest transaction and not of the exchange or clearing corporation. In these kinds of markets, there is risk of bankruptcy or other failure or refusal to perform by the counterparty.

*Foreign Investment Risk:* Foreign investing involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards. Investing in emerging markets imposes risks different from, or greater than, risks of investing in foreign developed countries.

*Futures and Forwards Risk (Survivor Fund only):* There could be an imperfect correlation between the change in market value of the instruments held by the Fund and the price of the forward or futures contract. Also, if the Fund has insufficient cash, it may have to sell securities from its portfolio to meet daily variation margin requirements, and the Fund may have to sell securities at a time when it may be disadvantageous to do so.

*Hedging Transactions Risk (Survivor Fund only):* The adviser and sub-adviser, from time to time, employ various hedging techniques. The success of the Fund's hedging strategy will be subject to the adviser's or sub-adviser's ability to correctly assess the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged. The adviser or sub-adviser may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Such imperfect correlation may prevent the Fund from achieving the intended hedge or expose the Fund to risk of loss. In addition, it is not possible to hedge fully or perfectly against any risk, and hedging entails its own costs.

*Issuer-Specific Risk:* The value of a specific security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole. The value of securities of smaller issuers can be more volatile than those of larger issuers. The value of certain types of securities can be more volatile due to increased sensitivity to adverse issuer, political, regulatory, market, or economic developments.

*Leverage Risk:* Using derivatives to increase the Fund's combined long and short exposure creates leverage, which can magnify the Fund's potential for gain or loss and, therefore, amplify the effects of market volatility on the Fund's share price.

*Liquidity Risk:*  Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations.

*Management Risk:*  The adviser's judgments about the attractiveness, value and potential appreciation of particular asset classes and securities in which the Fund invests may prove to be incorrect and may not produce the desired results.

*Market Risk:*  Overall securities and derivatives market risks may affect the value of individual instruments in which the Fund invests.  Factors such as domestic and foreign economic growth and market conditions, interest rate levels, and political events affect the securities and derivatives markets.  When the value of the Fund's investments goes down, your investment in the Fund decreases in value and you could lose money.

*Model and Data Risk (Survivor Fund only):*  Given the complexity of the investments and strategies of the Fund, the adviser relies heavily on quantitative models (both proprietary models developed by the adviser, and those supplied by third parties) and information and data supplied by third parties ("Models and Data").  Models and Data are used to construct sets of transactions and investments, to provide risk management insights, and to assist in hedging the Fund's investments.

*Momentum Style Risk (Survivor Fund only):*  Investing in or having exposure to securities with positive momentum entails investing in securities that have had above-average recent returns.  These securities may be more volatile than a broad cross-section of securities.  In addition, there may be periods when the momentum style is out of favor, and during which the investment performance of a Fund using a momentum strategy may suffer.

*Non-Diversification Risk (Target Fund only):*  As a non-diversified fund, the Fund may invest more than 5% of its total assets in the securities of one or more issuers.  The Fund may also invest in Underlying Funds that are non-diversified.  Because a relatively high percentage of the assets of the Fund may be invested in the securities of a limited number of issuers, the value of shares of the Fund may be more sensitive to any single economic, business, political or regulatory occurrence than the value of shares of a diversified investment company.  This fluctuation, if significant, may affect the performance of the Fund.

*Short Position Risk:*  The Fund will incur a loss as a result of a short position if the price of the short position instrument increases in value between the date of the short position sale and the date on which an offsetting position is purchased.  Short positions may be considered speculative transactions and involve special risks, including greater reliance on the adviser's ability to accurately anticipate the future value of a security or instrument.  The Fund's losses are potentially unlimited in a short position transaction.

*Sovereign Debt Risk:*  These investments are subject to the risk that a governmental entity may delay or refuse to pay interest or repay principal on its sovereign debt.  There is no legal process for collecting sovereign debt that a government does not pay nor are there bankruptcy proceedings through which all or part of the sovereign debt that a governmental entity has not repaid may be collected.

*Structured Notes Risk (Target Fund only):*  Structured notes involve leverage risk, tracking risk and issuer default risk.

*Swap Risk:*  Swap agreements are subject to the risk that the counterparty to the swap will default on its obligation to pay the Fund and the risk that the Fund will not be able to meet its obligations to pay the counterparty to the swap.  Swap agreements may also involve fees, commissions or other costs that may reduce the Fund's gains from a swap agreement or may cause the Fund to lose money.

*Taxation Risk:*  By investing in commodities indirectly through the Subsidiary, the Fund will obtain exposure to the commodities markets within the federal tax requirements that apply to the Fund.  However, because the Subsidiary is a controlled foreign corporation, any income received from its investments in the Underlying Funds or derivatives will be passed through to the Fund as ordinary income, which may be taxed at less favorable rates than capital gains.

***Turnover Risk:*** A higher portfolio turnover will result in higher transactional and brokerage costs.

***Underlying Funds Risk:*** Underlying Funds are subject to investment advisory fees and other expenses, which will be indirectly paid by the Fund. As a result, the cost of investing in the Fund will be higher than the cost of investing directly in an Underlying Fund and may be higher than other mutual funds that invest directly in stocks and bonds. Each Underlying Fund will pay performance based fees to each manager without regard to the performance of other managers and the Underlying Fund's overall profitability. Underlying Funds are subject to specific risks, depending on the nature of the fund.

***U.S. Government Securities Risk (Survivor Fund only):*** Treasury obligations may differ in their interest rates, maturities, times of issuance and other characteristics. Obligations of U.S. Government agencies and authorities are supported by varying degrees of credit but generally are not backed by the full faith and credit of the U.S. Government. No assurance can be given that the U.S. Government will provide financial support to its agencies and authorities if it is not obligated by law to do so. Certain government agency securities the Fund may purchase are backed only by the credit of the government agency and not by full faith and credit of the United States.

***Volatility Risk (Survivor Fund only):*** The Fund may have investments that appreciate or depreciate significantly in value over short periods of time. This may cause the Fund's net asset value per share to experience significant increases or declines in value over short periods of time.

***Wholly-Owned Subsidiary Risk:*** The Subsidiary will not be registered under the Investment Company Act of 1940 ("1940 Act") and, unless otherwise noted in this Prospectus, will not be subject to all of the investor protections of the 1940 Act. Changes in the laws of the United States and/or the Cayman Islands, under which the Fund and the Subsidiary, respectively, are organized, could result in the inability of the Fund and/or Subsidiary to operate as described in this Prospectus and could negatively affect the Fund and its shareholders. Your cost of investing in the Fund will be higher because you indirectly bear the expenses of the Subsidiary.

Formatted: Indent: First line: 0"

**Fees and Expenses**

Moved (insertion) [1]

As an investor, shareholders pay fees and expenses to buy and hold shares of the Fund. Shareholders may pay shareholder fees directly when they buy or sell shares. Shareholders pay annual fund operating expenses indirectly because they are deducted from Fund assets.

The following tables allow you to compare the shareholder fees and annual fund operating expenses as a percentage of the aggregate daily net assets of each Fund that you may pay for buying and holding shares of the Fund. The *pro forma* columns show expenses of the Combined Fund as if the Reorganization had occurred on the last day of the Fund's fiscal year ended September 30, 2016. The management fee for the Target Fund is 1.40% of the Fund's average daily net assets, which is higher than that of the Survivor Fund which has a management fee of 1.18%. Each Fund's share classes have the same Distribution and/or Service (12b-1) Fees. The Other Expenses for the Target Fund are also higher than those of the Survivor Fund. The Acquired Fund Fees and Expenses for the Survivor Fund are slightly higher than those for the Target Fund. Overall, the total gross operating expense ratios for each of the share classes of the Target Fund are slightly higher than those of the corresponding share classes of the Survivor Fund.

The Annual Fund Operating Expenses table and Example tables shown below are based on actual expenses incurred during each Fund's fiscal year ended September 30, 2016. Please keep in mind that, as a result of changing market conditions, total asset levels, and other factors, expenses at any time during the current fiscal year may be significantly different from those shown.

**Shareholder Fees** (fees paid directly from your investment):

| | Target Fund Class A shares | Survivor Fund Class A shares | *Pro Forma* Combined Fund Class A shares |
|---|---|---|---|
| Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)[1] | 5.75% | 5.75% | 5.75% |
| Maximum Deferred Sales Charge (Load) | 1.00% | 1.00% | 1.00% |

Formatted: Superscript

| |
|---|
| (as a % of the lower of original purchase price)[2] |

Formatted: Superscript

1. Class C, Class I and Class N shares do not pay any sales charges.

2. A 1.00% redemption fee is charged on Class A, Class C, Class I and Class N shares of both the Target and Survivor Fund for shares that are held less than 60 days. The Combined Fund will charge the same redemption fee for Class A, Class C, Class I and Class N shares.

**Annual Fund Operating Expenses** (expenses that you pay each year as a percentage of the value of your investment):

| | Target Fund Class A shares | Survivor Fund Class A shares | *Pro Forma* Combined Fund Class A shares |
|---|---|---|---|
| Management Fees | 1.40% | 1.18% | 1.18% |
| Distribution and/or Service (12b-1) Fees | 0.25% | 0.25% | 0.25% |
| Other expenses | 0.45%[1] | 0.40% | 0.40% |
| Interest Expense | 0.00% | 0.01% | 0.01% |
| Expense Recapture | 0.00% | 0.03% | 0.03% |
| Remaining Other Expenses | 0.45% | 0.36% | 0.36% |
| Acquired Fund Fees and Expenses[2] | 0.16% | 0.23% | 0.23% |
| **Total Annual Fund Operating Expenses** | **2.26%** | **2.06%** | **2.06%** |
| **Fee Waiver[3]** | **(0.20)%** | **0.00%** | **0.00%** |
| **Total Annual Fund Operating Expenses After Fee Waiver** | **2.06%** | **2.06%** | **2.06%** |

| | Target Fund Class C shares | Survivor Fund Class C shares | *Pro Forma* Combined Fund Class C shares |
|---|---|---|---|
| Management Fees | 1.40% | 1.18% | 1.18% |
| Distribution and/or Service (12b-1) Fees | 1.00% | 1.00% | 1.00% |
| Other expenses | 0.45%[1] | 0.40% | 0.40% |
| Interest Expense | 0.00% | 0.01% | 0.01% |
| Expense Recapture | 0.00% | 0.04% | 0.04% |
| Remaining Other Expenses | 0.45% | 0.35% | 0.35% |
| Acquired Fund Fees and Expenses[2] | 0.16% | 0.23% | 0.23% |
| **Total Annual Fund Operating Expenses** | **3.01%** | **2.81%** | **2.81%** |
| **Fee Waiver[3]** | **(0.20)%** | **0.00%** | **0.00%** |
| **Total Annual Fund Operating Expenses After Fee Waiver** | **2.81%** | **2.81%** | **2.81%** |

| | Target Fund Class I shares | Survivor Fund Class I shares | *Pro Forma* Combined Fund Class I shares |
|---|---|---|---|
| Management Fees | 1.40% | 1.18% | 1.18% |
| Distribution and/or Service (12b-1) Fees | 0.00% | 0.00% | 0.00% |
| Other expenses | 0.46%[1] | 0.40% | 0.40% |
| Interest Expense | 0.00% | 0.01% | 0.01% |
| Expense Recapture | 0.00% | 0.03% | 0.03% |
| Remaining Other Expenses | 0.46% | 0.36% | 0.36% |
| Acquired Fund Fees and Expenses[2] | 0.16% | 0.23% | 0.23% |
| **Total Annual Fund Operating** | **2.02%** | **1.81%** | **1.81%** |

Deleted: 5

| | | | |
|---|---|---|---|
| **Expenses** | | | |
| **Fee Waiver**[3] | **(0.21)%** | **0.00%** | **0.00%** |
| **Total Annual Fund Operating Expenses After Fee Waiver** | **1.81%** | **1.81%** | **1.81%** |

| | Target Fund Class N shares | Survivor Fund Class N shares | *Pro Forma* Combined Fund Class N shares |
|---|---|---|---|
| Management Fees | 1.40% | 1.18% | 1.18% |
| Distribution and/or Service (12b-1) Fees | 0.25% | 0.25% | 0.25% |
| Other expenses | 0.45%[1] | 0.41% | 0.41% |
|    Interest Expense | 0.00% | 0.01% | 0.01% |
|    Expense Recapture | 0.00% | 0.04% | 0.04% |
|    Remaining Other Expenses | 0.45% | 0.36% | 0.36% |
| Acquired Fund Fees and Expenses[2] | 0.16% | 0.23% | 0.23% |
| **Total Annual Fund Operating Expenses** | **2.26%** | **2.07%** | **2.07%** |
| **Fee Waiver**[3] | **(0.20)%** | **0.00%** | **0.00%** |
| **Total Annual Fund Operating Expenses After Fee Waiver** | **2.06%** | **2.07%** | **2.07%** |

1.       "Other Expenses" does not include the costs associated with the Target Fund's total return swap ("Swap"), which is the primary way the Target Fund seeks exposure to managers' (which are generally commodity trading advisors ("CTAs")) trading vehicles (each, an "Underlying Fund"). The Target Fund intends to make investments in the Swap through GPMFS Fund Limited, a wholly-owned subsidiary of the Target Fund and controlled foreign corporation (the "Subsidiary") and the Swap is designed to replicate the aggregate returns of the trading strategies of the CTAs through a customized index. All costs associated with the Swap, including any fee paid to the Target Fund's counterparty, as well as the operating expenses, management fees and incentive fees of the associated Underlying Fund, are included in the investment return of the Swap and represent an indirect cost of investing in the Target Fund. The Target Fund was subject to counterparty swap fees and expenses for the year ended September 30, 2016 equal to approximately 0.50% based on the notional amount of the Swap. As of September 30, 2016, the management fees and performance fees of the Underlying Fund in which the Subsidiary invested range from 0.75% to 1% of Underlying Pool notional exposure and 0% to 20% of the trading profits, respectively. **These fees, which are not reflected in the Annual Fund Operating Expenses table, are embedded in the return of the Swap and represent an indirect cost of investing in the Target Fund.**

2.       Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Fund's consolidated financial highlights because the consolidated financial statements include only the direct operating expenses incurred by the Fund.

3.       The Funds' adviser has contractually agreed to reduce its fee and reimburse expenses of each Fund, until at least January 31, 2018 to ensure that the total annual Fund operating expenses after fee waiver (excluding any front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, fees and expenses associated with instruments in other collective investment vehicles or derivative instruments (including for example options and swap fees and expenses), borrowing costs (such as interest and dividend expense on securities sold short), taxes and extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees and contractual indemnification of Fund service providers (other than the adviser)) will not exceed 1.90%, 2.65%, 1.65% and 1.90% of the daily average net assets attributable to each of the Class A, Class C, Class I and Class N shares, respectively, of the Target Fund, and 1.83%, 2.58%, 1.58% and 1.83% of the daily average net assets attributable to each of the Class A, Class C, Class I and Class N shares, respectively, of the Survivor Fund. These fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years on a rolling three year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved within the foregoing expense limits and the expense limit in place at the time of recoupment. This agreement may be terminated only by the Fund's Board of Trustees, on 60 days written notice to the adviser. The adviser has additionally contractually agreed to waive or limit

the Management Fee, until at least January 28, 2018, so that such fee, on an annual basis, does not exceed 1.20% of the Fund's average daily net assets. The existing expense limitation agreement for the Survivor Fund will continue after the Reorganization to limit fees and expenses of the Combined Fund. Any amounts previously waived and/or reimbursed by the Adviser for the Target Fund will not be available for recoupment following the Reorganization.

EXAMPLES

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. The Example further assumes that the expense limitation described in the footnotes to the fee table is in effect only until the end of the 1-year period. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

| **Class A** | 1 year | 3 years | 5 years | 10 years |
|---|---|---|---|---|
| **Target Fund** | $772 | $1,223 | $1,698 | $3,006 |
| **Survivor Fund** | $772 | $1,184 | $1,620 | $2,827 |
| ***Pro Forma* — Combined Fund** | $772 | $1,184 | $1,620 | $2,827 |

**Deleted:** 184
**Deleted:** 20
**Deleted:** 2,827

| **Class C** | 1 year | 3 years | 5 years | 10 years |
|---|---|---|---|---|
| **Target Fund** | $284 | $912 | $1,564 | $3,313 |
| **Survivor Fund** | $284 | $871 | $1,484 | $3,138 |
| ***Pro Forma* — Combined Fund** | $284 | $871 | $1,484 | $3,138 |

**Deleted:** 871
**Deleted:** 484
**Deleted:** 138

| **Class I** | 1 year | 3 years | 5 years | 10 years |
|---|---|---|---|---|
| **Target Fund** | $184 | $613 | $1,069 | $2,1331 |
| **Survivor Fund** | $184 | $569 | $980 | $2,127 |
| ***Pro Forma* — Combined Fund** | $184 | $569 | $980 | $2,127 |

**Deleted:** 569
**Deleted:** 980
**Deleted:** 27

| **Class N** | 1 year | 3 years | 5 years | 10 years |
|---|---|---|---|---|
| **Target Fund** | $209 | $687 | $1,192 | $2,580 |
| **Survivor Fund** | $210 | $649 | $1,114 | $2,400 |
| ***Pro Forma* — Combined Fund** | $210 | $649 | $1,114 | $2,400 |

**Deleted:** 46
**Deleted:** 08
**Deleted:** 390

**Portfolio Turnover**

Each Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs. These costs, which are not reflected in annual fund operating expenses or in the examples, affect the Fund's performance. During the most recent fiscal year, the Target Fund's portfolio turnover rate was 21% of the average value of its portfolio, and the Survivor Fund's portfolio turnover rate was 17% of the average value of its portfolio.

**Federal Tax Consequences**

It is expected that the Reorganization itself will be a tax-free reorganization under Section 368(a) of the Internal Revenue Code. Accordingly, no gain or loss is expected to be recognized by the Funds as a direct result of the Reorganization.

**Purchase, Exchange, Redemption, Transfer and Valuation of Shares**

The policies of the Target Fund and the Survivor Fund regarding the purchase, redemption, exchange, transfer and valuation of shares are identical. Please see "Comparison of the Target Fund and Survivor Fund—Distribution and Shareholder Servicing Arrangements" and "Purchase, Exchange, Redemption, Transfer and Valuation of Shares" below for information regarding the purchase, exchange, redemption, transfer and valuation of shares.

Formatted: Indent: First line: 0"

## COMPARISON OF THE TARGET FUND AND SURVIVOR FUND

**Investment Objectives and Principal Investment Strategies**

*Target Fund*. The Fund seeks to achieve its investment objectives by allocating its assets using two principal strategies:

- "Managed Futures" Strategy
- "Fixed Income" Strategy

The Managed Futures Strategy is designed to produce capital appreciation by capturing returns related to price trends in the commodity (energies, grains/foods, metals) markets and financial (equity, interest rate and currency) markets by investing primarily in securities of (1) limited partnerships, (2) corporations, (3) limited liability companies and (4) other types of pooled investment vehicles that are globally-oriented trading companies, including commodity pools (collectively, "Underlying Funds") and derivative instruments, such as swap contracts, structured notes or other securities or derivatives, that provide exposure to the managers of Underlying Funds. In making investment decisions for the Managed Futures strategy, the adviser may invest exclusively in any of the investments named above or the adviser may use a combination of such investments.

The Fund's Underlying Funds provide the Fund with exposure to managers who employ a variety of managed futures trading strategies which the Fund refers to as "sub-strategies." These sub-strategies include investing either long or short in one or a combination of: (i) options, (ii) futures, (iii) forwards, (iv) spot contracts, or (v) swaps each of which may be tied to (a) agricultural products, (b) currencies, (c) equity (stock market) indices, (d) energy resources, (e) fixed income and interest rates or (f) metals. To the extent the Fund uses swaps or structured notes under the Managed Futures strategy, the investments will generally have payments linked to commodity or financial derivatives that are designed to produce returns similar to those of the Underlying Funds and their respective sub-strategies. Managed futures sub-strategies may include investment styles that rely upon a wide variety of trading (buy or sell) signals that are generated from technical analysis systems and may result in high frequency trading. Futures may be used as substitutes for securities, currencies and commodities and for hedging. The Fund does not invest more than 25% of its assets in contracts with any one issuer. Managed Futures strategy investments will be made without restriction as to issuer capitalization, country or currency.

The Fund may access Managed Futures strategies by purchasing the securities of Underlying Funds and other issuers directly. However, in order to provide the Fund with exposure to certain Managed Futures strategies that trade non-financial commodity futures contracts within the limitations of the federal tax requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), the Fund may invest up to 25% of its total assets in an Underlying Fund and other investments that pursue such strategies through the Fund's wholly-owned and controlled subsidiary (the "Subsidiary"). The Subsidiary will invest the majority of its assets in an Underlying Fund or Funds, swap contracts, structured notes and other investments intended to serve as margin or collateral for derivative positions. However, the Fund may also make Managed Futures investments outside of the Subsidiary. The Subsidiary is subject to the same investment restrictions as the Fund, when viewed on a consolidated basis with the Fund.

To the extent the adviser is utilizing derivatives to gain exposure to managers, it is anticipated that the Fund will use a total return swap (the "Swap"); a type of derivative instrument based on a customized index (the "Index") designed to replicate the aggregate returns of the managers selected by the adviser. The Swap is based on a notional amount agreed upon by the adviser and the counterparty. The adviser may add or remove managers from the Swap or adjust the notional exposure between the managers within the Swap. Generally, the fees and expenses of the Swap are based on the notional value. The Index is calculated by the counterparty to the Swap and includes a deduction for fees of the counterparty as well as management and performance fees of the managers. Because the Index is designed to replicate the returns of managers selected by the adviser, the performance of the Fund will depend on the ability of the managers to generate returns in excess of the costs of the Index.

The adviser anticipates that, based upon its analysis of long-term historical returns and volatility of various asset classes, the Fund will allocate approximately 25% of its assets to the Managed Futures strategy and approximately 75% of its assets to the Fixed Income strategy.

The Fixed Income Strategy is designed to provide the Fund liquidity, to preserve the Fund's capital, and to generate interest income while limiting duration-related or liquidity risks. The Fund intends to principally execute its Fixed Income Strategy by investing in another mutual fund advised by the adviser (the "Affiliated Fund"). The Affiliated Fund primarily invests in investment grade fixed income securities that meet the following criteria: (1) obligations issued or guaranteed by the United States Government, its agencies or instrumentalities, (2) securities issued by foreign governments, their political subdivisions or agencies or instrumentalities, (3) money market funds, certificates of deposit and time deposits issued by domestic banks, foreign branches of domestic banks, foreign subsidiaries of domestic banks, and domestic and foreign branches of foreign banks, (4) participation interests in loans extended by banks to companies, (5) corporate bonds, notes, commercial paper or similar debt obligations, and (6) mortgage backed securities. In pursuing its Fixed Income Strategy, the Fund may also invest directly in such securities. The Affiliated Fund and the Fund define investment grade fixed income securities as those that are rated, at the time purchased, in the top four categories by a rating agency such as Moody's Investors Service, Inc. ("Moody's") or Standard & Poor's Ratings Group ("S&P"), or, if unrated, determined by the adviser to be of comparable quality. The fixed income portion of the Fund's portfolio and the Affiliated Fund's portfolio will be invested without restriction as to issuer country, type of entity, or capitalization. The Fund's entire portfolio is designed to create an investment performance profile exhibiting three key attributes:

- Performance that produces positive results over multiple years which is uncorrelated with typical portfolios of equities, fixed income investments, and hedge funds.
- Volatility similar to equity indices, e.g., S&P 500.
- Exposure to markets, investments, and trading strategies not typically available to investors.

*Survivor Fund*. The Fund seeks to achieve its investment objectives by allocating its assets among four independent, underlying strategies. Each of the four underlying strategy seeks to identify profitable opportunities across multiple, liquid foreign and domestic markets. The Fund seeks to achieve its investment objective by implementing aggressive diversification across these markets, coupled with risk management and position hedging strategies, which allows the Fund to seek positive returns while seeking to protect the Fund from unnecessary market risk exposure.

The Fund's investment adviser seeks to achieve the Fund's investment objective by investing primarily in (1) derivatives (including options, futures, forwards, spot contracts and swaps), (2) US equities, (3) open- and closed-end funds and exchange traded funds ("ETFs") (collectively, "Underlying Funds"), (4) American Depository Receipts ("ADRs"), (5) currencies and (6) domestic and foreign investment grade fixed income instruments of any maturity (including US government bonds and/or other sovereign government bonds). The Fund will invest using futures and/or forwards in combination with ETFs. The Fund may also employ hedging. The Fund invests in all securities without restriction as to issuer capitalization, country or currency in seeking to fulfill the Fund's investment objective, the adviser may engage in frequent trading of the Fund's portfolio securities.

The adviser believes that each of the following strategies will contribute to the Fund's long-term capital appreciation and absolute positive returns. The Fund expects to allocate a portion of its assets to each of these strategies; however, the allocation among the strategies will vary and there is no maximum that will be allocated to any particular strategy.

- **Global Financials Strategy** invests in approximately 25 global currency, equity and fixed income markets and may take long or short positions.
- **Dynamic Commodities Strategy** invests in a limited number of global commodity markets and may take long or short positions.
- **Upside Capture Strategy** maintains a permanent allocation to a basket of investments across multiple asset classes.
- **Short-term Interest Rate Strategy** focuses on financial instruments of durations of three years or less and may take long or short positions.

The Fund may execute the commodities portion of its investment strategy, primarily, by investing up to 25% of its total assets in a wholly-owned and controlled subsidiary (the "Subsidiary"); however, the Fund may also make these investments outside of the Subsidiary.  The Subsidiary is subject to the same investment restrictions as the Fund, when viewed on a consolidated basis.

Separately, the adviser will manage the assets not otherwise needed to execute the principal investment strategies in a manner designed to provide the Fund liquidity, to preserve capital and to generate interest income without creating duration-related or liquidity risks.  The Fund will primarily invest in investment grade fixed income securities that meet the following criteria:  (1) obligations issued or guaranteed by the United States Government, its agencies or instrumentalities, (2) securities issued by foreign governments, their political subdivisions or agencies or instrumentalities, (3) money market funds, certificates of deposit and time deposits issued by domestic banks, foreign branches of domestic banks, foreign subsidiaries of domestic banks, and domestic and foreign branches of foreign banks, (4) participation interests in loans extended by banks to companies, (5) corporate bonds, notes, commercial paper or similar debt obligations, (6) mortgage backed securities, or (7) ETFs that each invests primarily in the preceding types of fixed income securities.  The Fund defines investment grade fixed income securities as those that are rated, at the time purchased, in the top four categories by a rating agency such as Moody's Investors Service, Inc. ("Moody's") or Standard & Poor's Ratings Group ("S&P"), or, if unrated, determined by the adviser to be of comparable quality.  The fixed income portion of the Fund's portfolio will be invested without restriction as to issuer country, type of entity, or capitalization.

*Combined Fund*.  The Combined Fund's investment objective and principal investment strategies will be those of the Survivor Fund.

**Comparison of Investment Objectives and Principal Investment Strategies**

The Funds' investment objectives are similar and their principal investment strategies are similar. The investment objective of the Target Fund is to seek income and capital appreciation. The investment objective of the Survivor Fund is to seek positive absolute returns. While the Survivor Fund's investment objective is stated differently than the investment objective of the Target Fund, they can be viewed as similar as a fund's ability to generate returns would be based on the income and/or capital appreciation generated by its portfolio holdings.

The Target Fund, through a total return swap, indirectly invests in commodity futures. The Target Fund also uses a fixed income strategy which is implemented through its investment in the Grant Park Fixed Income Fund(as described above). The Survivor Fund directly invests in commodity futures as well as in other derivatives linked to equity, fixed income, interest rate and the currency markets. The Target Fund does not invest directly in derivatives linked to equity, fixed income, interest rate and the currency markets. The Survivor Fund also may invest directly in U.S. equities and U.S. and foreign fixed-income instruments of any maturity or rating (including junk bonds) as well as open- and closed-end funds and exchange traded funds ("ETFs") (collectively, "Underlying Funds") that invest in such equities and fixed-income instruments. The Target Fund does not seek direct equity or fixed income exposure but does invest in the Grant Park Fixed Income in pursuing its fixed-income strategy. Like the Target Fund, the Survivor Fund also invests in the Grant Park Fixed Income Fund in pursuing its own fixed-income strategy.

The table below compares the investment objectives and principal investment strategies of the two Funds:

| Target Fund | Survivor Fund |
| --- | --- |
|  |  |
| Principal Investment Objective | Principal Investment Objective |
|  |  |
| The Fund seeks income and capital appreciation. | The Fund seeks to provide positive absolute returns |
|  |  |
| Principal Investment Strategies | Principal Investment Strategies |
|  |  |
| Under normal circumstances, the Fund invests in commodity (energies, grains/foods, metals) markets and financial (equity, interest rate and currency) markets by investing primarily in securities of (1) limited | The Fund's investment adviser seeks to achieve the Fund's investment objective by investing primarily in (1) derivatives (including options, futures, forwards, spot contracts and swaps), (2) US equities, (3) open- |

partnerships, (2) corporations, (3) limited liability companies and (4) other types of pooled investment vehicles that are globally-oriented trading companies, including commodity pools (collectively, "Underlying Funds") and derivative instruments, such as swap contracts, structured notes or other securities or derivatives, that provide exposure to the managers of Underlying Funds.

and closed-end funds and exchange traded funds ("ETFs") (collectively, "Underlying Funds"), (4) American Depository Receipts ("ADRs"), (5) currencies and (6) domestic and foreign investment grade fixed income instruments of any maturity (including US government bonds and/or other sovereign government bonds). The Fund will invest using futures and/or forwards in combination with ETFs. The Fund may also employ hedging. The Fund invests in all securities without restriction as to issuer capitalization, country or currency.

The Fixed Income Strategy is designed to provide the Fund liquidity, to preserve the Fund's capital, and to generate interest income while limiting duration-related or liquidity risks. The Fund intends to principally execute its Fixed Income Strategy by investing in another mutual fund advised by the adviser (the "Affiliated Fund"). The Affiliated Fund primarily invests in investment grade fixed income securities that meet the following criteria: (1) obligations issued or guaranteed by the United States Government, its agencies or instrumentalities, (2) securities issued by foreign governments, their political subdivisions or agencies or instrumentalities, (3) money market funds, certificates of deposit and time deposits issued by domestic banks, foreign branches of domestic banks, foreign subsidiaries of domestic banks, and domestic and foreign branches of foreign banks, (4) participation interests in loans extended by banks to companies, (5) corporate bonds, notes, commercial paper or similar debt obligations, and (6) mortgage backed securities. In pursuing its Fixed Income Strategy, the Fund may also invest directly in such securities. The Affiliated Fund and the Fund define investment grade fixed income securities as those that are rated, at the time purchased, in the top four categories by a rating agency such as Moody's Investors Service, Inc. ("Moody's") or Standard & Poor's Ratings Group ("S&P"), or, if unrated, determined by the adviser to be of comparable quality. The fixed income portion of the Fund's portfolio and the Affiliated Fund's portfolio will be invested without restriction as to issuer country, type of entity, or capitalization.

The adviser will manage the assets not otherwise needed to execute the principal investment strategies in a manner designed to provide the Fund liquidity, to preserve capital and to generate interest income without creating duration-related or liquidity risks. The Fund may execute its Fixed Income Strategy by investing in another mutual fund advised by the adviser (the "Affiliated Fund"). The Fund and the Affiliated Fund will primarily invest in investment grade fixed income securities that meet the following criteria: (1) obligations issued or guaranteed by the United States Government, its agencies or instrumentalities, (2) securities issued by foreign governments, their political subdivisions or agencies or instrumentalities, (3) money market funds, certificates of deposit and time deposits issued by domestic banks, foreign branches of domestic banks, foreign subsidiaries of domestic banks, and domestic and foreign branches of foreign banks, (4) participation interests in loans extended by banks to companies, (5) corporate bonds, notes, commercial paper or similar debt obligations, (6) mortgage backed securities, or (7) funds that each invest primarily in the preceding types of fixed income securities. The Fund and the Affiliated Fund define investment grade fixed income securities as those that are rated, at the time purchased, in the top four categories by a rating agency such as Moody's Investors Service, Inc. ("Moody's") or Standard & Poor's Ratings Group ("S&P"), or, if unrated, determined by the adviser to be of comparable quality. The fixed income portion of the Fund's portfolio will be invested without restriction as to issuer country, type of entity, or capitalization.

The Fund may access Managed Futures strategies by purchasing the securities of Underlying Funds and other issuers directly. However, in order to provide the Fund with exposure to certain Managed Futures strategies that trade non-financial commodity futures contracts within the limitations of the federal tax requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), the Fund may invest up to 25% of its total assets in an Underlying Fund and other

The Fund may execute the commodities portion of its investment strategy, primarily, by investing up to 25% of its total assets in a wholly-owned and controlled subsidiary (the "Subsidiary"); however, the Fund may also make these investments outside of the Subsidiary. The Subsidiary is subject to the same investment restrictions as the Fund, when viewed on a consolidated basis.

| | investments that pursue such strategies through the Fund's wholly-owned and controlled subsidiary (the "Subsidiary"). The Subsidiary will invest the majority of its assets in an Underlying Fund or Funds, swap contracts, structured notes and other investments intended to serve as margin or collateral for derivative positions. However, the Fund may also make Managed Futures investments outside of the Subsidiary. |
|---|---|
| Does not use this strategy. | The Fund may employ hedging. The Fund's portfolio may, in the aggregate, be hedged based on the relationship between the individual investments of the underlying strategies. For example, if one strategy holds long positions in equity-related ETFs, and another strategy holds short positions for the equities markets, the Fund's portfolio would, in effect, be partially hedged with respect to its overall exposure to equities. Additionally, the Fund's portfolio may be hedged in response to identified price discrepancies across asset classes which, as the other strategies react to market data based on their own, independent models, the overall portfolio could, effectively, be hedged. |
| Does not use a sub-adviser. | The adviser delegates elements of management of the Fund's portfolio, including the selection of a portion of the Fund's investments, to the sub -adviser. The adviser retains responsibility for various aspects of the Fund's management including setting the Fund's overall investment strategies, monitoring and evaluating the performance of the sub-adviser, implementing procedures to ensure the sub-adviser complies with the Fund's investment policies and restrictions. The adviser is responsible for ongoing performance evaluation and monitoring of the sub-adviser. |

**Fundamental Investment Policies**

Each Fund has adopted the following investment restrictions that may not be changed without approval by a "majority of the outstanding shares" of the Fund which means the vote of the lesser of (a) 67% or more of the shares of the Fund represented at a meeting, if the holders of more than 50% of the outstanding shares of the Fund are present or represented by proxy, or (b) more than 50% of the outstanding shares of the Fund.

1.      Issue senior securities. This limitation is not applicable to activities that may be deemed to involve the issuance or sale of a senior security by the Fund, provided that the Fund's engagement in such activities is consistent with or permitted by the 1940 Act, as amended, the rules and regulations promulgated thereunder or interpretations of the SEC or its staff;

2.      Borrow money, except (a) from a bank, provided that immediately after such borrowing there is an asset coverage of 300% for all borrowings of the Funs; or (b) from a bank or other persons for temporary purposes only, provided that such temporary borrowings are in an amount not exceeding 5% of the Fund's total assets at the time when the borrowing is made. This limitation does not preclude the Funds from entering into reverse repurchase transactions, provided that the Fund has an asset coverage of 300% for all borrowings and repurchase commitments of the Funds pursuant to reverse repurchase transactions;

3.      Purchase securities on margin, participate on a joint or joint and several basis in any securities trading account, or underwrite securities. (Does not preclude the Fund from obtaining such short-term credit as may be necessary for the clearance of purchases and sales of its portfolio securities, and except to the extent that the Funds may be deemed an underwriter under the Securities Act, by virtue of disposing of portfolio securities);

4.      Purchase or sell real estate or interests in real estate. This limitation is not applicable to investments in marketable securities that are secured by or represent interests in real estate.  This limitation does not preclude the Fund from investing in mortgage-related securities or investing in companies engaged in the real estate business or that have a significant portion of their assets in real estate (including real estate investment trusts);

5.      Invest 25% or more of the market value of its assets in the securities of companies engaged in any one industry. (Does not apply to investment in the securities of the U.S. Government, its agencies or instrumentalities.);

6.      Purchase or sell commodities (unless acquired as a result of ownership of securities or other investments) or commodity futures contracts, except that the Fund may purchase and sell futures contracts and options to the full extent permitted under the 1940 Act, sell foreign currency contracts in accordance with any rules of the CFTC, invest in securities or other instruments backed by commodities, and invest in companies that are engaged in a commodities business or have a significant portion of their assets in commodities; or

7.      Make loans to others, except (a) through the purchase of debt securities in accordance with its investment objectives and policies, (b) to the extent the entry into a repurchase agreement is deemed to be a loan, and (c) by loaning portfolio securities.

The Combined Fund will have the same fundamental investment policies as the Target and Survivor Funds.

**Risks of the Funds**

Except as otherwise noted, the following risks apply to each of the Fund's direct investment in securities and derivatives as well as each Fund's indirect risks through investing in other investment companies and the Affiliated Fund (Grant Park Fixed Income Fund).

*Commodity Risk:*  Investing in the commodities markets may subject the Fund to greater volatility than investments in traditional securities.  Commodity prices may be influenced by unfavorable weather, animal and plant disease, geologic and environmental factors as well as changes in government regulation such as tariffs, embargoes or burdensome production rules and restrictions.

*Conflicts of Interest Risk:*  The adviser may receive management or other fees from the Affiliated Fund in which the Fund may invest.  It is possible that a conflict of interest among the Fund and the Affiliated Fund could affect how the Adviser fulfills its fiduciary duties to the Fund and the Affiliated Fund.

*Counterparty Risk:*   The Fund's investments in derivatives and other financial instruments that involve counterparties subject the Fund to the risk that the counterparty could default on its obligations under the agreement, either through the counterparty's failure or inability to perform its obligations or bankruptcy.  In the event of default, the Fund could experience delays in recovering some or all of its assets as a result of bankruptcy or other reorganization proceedings.  The Fund could also experience limited recoveries or no recovery at all, and the value of an investment in the Fund could decline as a result.  In addition, the Fund may default under an agreement with a counterparty which could adversely affect the Fund's investing activities.

*Credit Risk:*   There is a risk that issuers and counterparties will not make payments on securities and other investments held by the Fund, resulting in losses to the Fund.  In addition, the credit quality of securities held by the Fund may be lowered if an issuer's financial condition changes.

*Derivatives Risk:*  The Fund's direct and indirect use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities including leverage risk, issuer default risk and tracking risk.

***Equity Risk (Survivor Fund only):*** Common stocks are subject to greater fluctuations in market value than certain other asset classes as a result of such factors as a company's business performance, investor perceptions, stock market trends and general economic conditions.

***Fixed Income Risk:*** Typically, a rise in interest rates causes a decline in the value of fixed income securities. The value of fixed income securities typically falls when an issuer's credit quality declines and may even become worthless if an issuer default.

***Foreign Currency Risk:*** Currency trading risks include market risk, credit risk and country risk. Market risk results from adverse changes in exchange rates in the currencies the Fund is long or short. Credit risk results because a currency-trade issuer may default. Country risk arises because a government may interfere with transactions in its currency.

***Foreign Exchanges Risk (Target Fund only):*** A portion of the derivatives trades made by the Fund may take place on foreign markets. Neither existing CFTC regulations nor regulations of any other U.S. governmental agency apply to transactions on foreign markets. Some of these foreign markets, in contrast to U.S. exchanges, are so-called principals' markets in which performance is the responsibility only of the individual counterparty with whom the trader has entered into a commodity interest transaction and not of the exchange or clearing corporation. In these kinds of markets, there is risk of bankruptcy or other failure or refusal to perform by the counterparty.

***Foreign Investment Risk:*** Foreign investing involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards. Investing in emerging markets imposes risks different from, or greater than, risks of investing in foreign developed countries.

***Futures and Forwards Risk (Survivor Fund only):*** There could be an imperfect correlation between the change in market value of the instruments held by the Fund and the price of the forward or futures contract. Also, if the Fund has insufficient cash, it may have to sell securities from its portfolio to meet daily variation margin requirements, and the Fund may have to sell securities at a time when it may be disadvantageous to do so.

***Hedging Transactions Risk (Survivor Fund only):*** The adviser and sub-adviser, from time to time, employ various hedging techniques. The success of the Fund's hedging strategy will be subject to the adviser's or sub-adviser's ability to correctly assess the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged. The adviser or sub-adviser may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Such imperfect correlation may prevent the Fund from achieving the intended hedge or expose the Fund to risk of loss. In addition, it is not possible to hedge fully or perfectly against any risk, and hedging entails its own costs.

***Issuer-Specific Risk:*** The value of a specific security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole. The value of securities of smaller issuers can be more volatile than those of larger issuers. The value of certain types of securities can be more volatile due to increased sensitivity to adverse issuer, political, regulatory, market, or economic developments.

***Leverage Risk:*** Using derivatives to increase the Fund's combined long and short exposure creates leverage, which can magnify the Fund's potential for gain or loss and, therefore, amplify the effects of market volatility on the Fund's share price.

***Liquidity Risk:*** Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations.

***Management Risk:*** The adviser's judgments about the attractiveness, value and potential appreciation of particular asset classes and securities in which the Fund invests may prove to be incorrect and may not produce the desired results.

***Market Risk:*** Overall securities and derivatives market risks may affect the value of individual instruments in which the Fund invests. Factors such as domestic and foreign economic growth and market conditions, interest rate levels, and political events affect the securities and derivatives markets. When the value of the Fund's investments goes down, your investment in the Fund decreases in value and you could lose money.

***Model and Data Risk (Survivor Fund only):*** Given the complexity of the investments and strategies of the Fund, the adviser relies heavily on quantitative models (both proprietary models developed by the adviser, and those supplied by third parties) and information and data supplied by third parties ("Models and Data"). Models and Data are used to construct sets of transactions and investments, to provide risk management insights, and to assist in hedging the Fund's investments.

***Momentum Style Risk (Survivor Fund only):*** Investing in or having exposure to securities with positive momentum entails investing in securities that have had above-average recent returns. These securities may be more volatile than a broad cross-section of securities. In addition, there may be periods when the momentum style is out of favor, and during which the investment performance of a Fund using a momentum strategy may suffer.

***Non-Diversification Risk (Target Fund only):*** As a non-diversified fund, the Fund may invest more than 5% of its total assets in the securities of one or more issuers. The Fund may also invest in Underlying Funds that are non-diversified. Because a relatively high percentage of the assets of the Fund may be invested in the securities of a limited number of issuers, the value of shares of the Fund may be more sensitive to any single economic, business, political or regulatory occurrence than the value of shares of a diversified investment company. This fluctuation, if significant, may affect the performance of the Fund.

***Short Position Risk:*** The Fund will incur a loss as a result of a short position if the price of the short position instrument increases in value between the date of the short position sale and the date on which an offsetting position is purchased. Short positions may be considered speculative transactions and involve special risks, including greater reliance on the adviser's ability to accurately anticipate the future value of a security or instrument. The Fund's losses are potentially unlimited in a short position transaction.

***Sovereign Debt Risk:*** These investments are subject to the risk that a governmental entity may delay or refuse to pay interest or repay principal on its sovereign debt. There is no legal process for collecting sovereign debt that a government does not pay nor are there bankruptcy proceedings through which all or part of the sovereign debt that a governmental entity has not repaid may be collected.

***Structured Notes Risk (Target Fund only):*** Structured notes involve leverage risk, tracking risk and issuer default risk.

***Swap Risk:*** Swap agreements are subject to the risk that the counterparty to the swap will default on its obligation to pay the Fund and the risk that the Fund will not be able to meet its obligations to pay the counterparty to the swap. Swap agreements may also involve fees, commissions or other costs that may reduce the Fund's gains from a swap agreement or may cause the Fund to lose money.

***Taxation Risk:*** By investing in commodities indirectly through the Subsidiary, the Fund will obtain exposure to the commodities markets within the federal tax requirements that apply to the Fund. However, because the Subsidiary is a controlled foreign corporation, any income received from its investments in the Underlying Funds or derivatives will be passed through to the Fund as ordinary income, which may be taxed at less favorable rates than capital gains.

***Turnover Risk:*** A higher portfolio turnover will result in higher transactional and brokerage costs.

***Underlying Funds Risk:*** Underlying Funds are subject to investment advisory fees and other expenses, which will be indirectly paid by the Fund. As a result, the cost of investing in the Fund will be higher than the cost of investing directly in an Underlying Fund and may be higher than other mutual funds that invest directly in stocks and bonds. Each Underlying Fund will pay performance based fees to each manager without regard to the performance of other managers and the Underlying Fund's overall profitability. Underlying Funds are subject to specific risks, depending on the nature of the fund.

***U.S. Government Securities Risk (Survivor Fund only):*** Treasury obligations may differ in their interest rates, maturities, times of issuance and other characteristics. Obligations of U.S. Government agencies and authorities are supported by varying degrees of credit but generally are not backed by the full faith and credit of the U.S. Government. No assurance can be given that the U.S. Government will provide financial support to its agencies and authorities if it is not obligated by law to do so. Certain government agency securities the Fund may purchase are backed only by the credit of the government agency and not by full faith and credit of the United States.

***Volatility Risk (Survivor Fund only):*** The Fund may have investments that appreciate or depreciate significantly in value over short periods of time. This may cause the Fund's net asset value per share to experience significant increases or declines in value over short periods of time.

***Wholly-Owned Subsidiary Risk:*** The Subsidiary will not be registered under the Investment Company Act of 1940 ("1940 Act") and, unless otherwise noted in this Prospectus, will not be subject to all of the investor protections of the 1940 Act. Changes in the laws of the United States and/or the Cayman Islands, under which the Fund and the Subsidiary, respectively, are organized, could result in the inability of the Fund and/or Subsidiary to operate as described in this Prospectus and could negatively affect the Fund and its shareholders. Your cost of investing in the Fund will be higher because you indirectly bear the expenses of the Subsidiary.

**Performance History**

The accompanying bar chart and table provide some indication of the risks of investing in the Funds. They show changes in each Fund's performance for each year since inception and each Fund's average annual returns for the last one year and since inception compared to those of a broad-based securities market index.

The bar charts show performance of each Fund's Class I shares for each full calendar year since the inception. The performance tables compare the performance of each Fund's Class I shares over time to the performance of a broad-based market index. You should be aware that each Fund's past performance (before and after taxes) may not be an indication of how the Fund will perform in the future.

To obtain performance information up to the most recent month end, call toll free 1-855-501-4758.

**Target Fund**

**Class I Annual Total Return**
**For Calendar Years Ended December 31**



| Best Quarter | First Quarter 2015 | 6.95% |
|---|---|---|
| Worst Quarter | Second Quarter 2015 | (7.87)% |

**Performance Table**
**Average Annual Total Returns**

**For periods ended December 31, 2016**

| | One Year | Five Years | Since Inception (3/4/11) |
|---|---|---|---|
| Class I shares Return before taxes | 4.51% | (0.74)% | (0.70)% |
| Class I Return after taxes on distributions | 2.03% | (1.38)% | (1.25)% |
| Class I Return after taxes on distributions and sale of Fund shares | 2.57% | (0.84)% | (0.78)% |
| Class A shares Return before taxes | (1.74)% | (2.15%) | (1.95)% |
| Class C shares Return before taxes | 3.40% | (1.73)% | (1.69)% |
| Class N shares Return before taxes | 4.26% | (0.99)% | (0.95)% |
| Barclays Capital 1-3 Year U.S. Treasury Bond Index | 0.86% | 0.57% | 0.74% |
| Barclays Capital U.S. Government/Corporate Long Bond Index[1] | 6.71% | 4.02% | 7.38% |

(1) The Barclays Capital 1-3 Year U.S. Treasury Bond Index measures the performance of U.S. Treasury securities that have a remaining maturity of at least one year and less than three years. The adviser believes that the Barclays Capital 1-3 Year U.S. Treasury Bond Index is a more appropriate benchmark index for the Fund given the average weighted duration of the Fund's portfolio. Investors cannot invest directly into the index.

(2) The Barclays Capital U.S. Government/Corporate Long Bond Index measures the performance of all medium and larger public issues of U.S. Treasury, agency, investment-grade corporate bonds with maturities longer than 10 years. Returns for the Index do not reflect any fees, expenses or taxes. Investors cannot invest directly in an index. Investors cannot invest directly into the index.

After-tax returns were calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown, and after-tax returns shown are not relevant to investors who hold shares of the Fund through tax-deferred arrangements, such as 401(k) plans or Individual Retirement Accounts (IRAs). After tax returns for Class A, C, and N shares will vary from Class I shares.

**Survivor Fund**

**Class I Annual Total Return**
**For Calendar Years Ended December 31**



15%
10%
5%
0%
-5%
-10%
12.75%
-2.61%
0.36%
2014
2015
2016


| | | |
|---|---|---|
| Best Quarter | Fourth Quarter 2014 | 6.27% |
| Worst Quarter | Fourth Quarter 2016 | (6.93)% |

| | One Year | Since Inception (12/31/13) |
|---|---|---|
| Class I shares Return before taxes | 0.36% | 3.29% |
| Class I Return after taxes on distributions | (0.33)% | 2.46% |
| Class I Return after taxes on distributions and sale of Fund shares | 0.33% | 2.23% |
| Class A shares Return before taxes | (5.64)% | 1.00% |

| | | |
|---|---|---|
| Class C shares Return before taxes | (0.64)% | 2.27% |
| Class N shares Return before taxes | 0.16% | 3.08% |
| Barclays Capital 1-3 Year U.S. Treasury Bond Index(1) | 0.86% | 0.68% |
| Barclays Capital U.S. Government /Corporate Long Bond Index(2) | 6.71% | 7.25% |

(1) The Barclays Capital 1-3 Year U.S. Treasury Bond Index measures the performance of U.S. Treasury securities that have a remaining maturity of at least one year and less than three years. The adviser believes that the Barclays Capital 1-3 Year U.S. Treasury Bond Index is a more appropriate benchmark index for the Fund given the average weighted duration of the Fund's portfolio. Investors cannot invest directly into the index.

(2) Barclays Capital U.S. Government/Corporate Long Bond Index measures the performance of all medium and larger public issues of U.S. Treasury, agency, investment-grade corporate bonds with maturities longer than 10 years. Investors cannot invest directly into the index.

After-tax returns are calculated using the highest historical individual federal marginal income tax rate and do not reflect the impact of state and local taxes. Actual after-tax returns depend on a shareholder's tax situation and may differ from those shown. The after-tax returns are not relevant if you hold your Fund shares in tax-deferred arrangements, such as 401(k) plans or individual retirement accounts ("IRA"). After tax returns for Class A, C, and N shares will vary from Class I shares.

Deleted: After tax returns for Class C Shares would differ from Class A returns.

The Target Fund had better performance than the Survivor Fund over the one year period ended December 31, 2016. Over a longer term, the Survivor Fund has outperformed the Target Fund since the inception of the Survivor Fund on December 31, 2013. The accounting survivor of the Reorganization will be the Survivor Fund. As such, the Combined Fund will continue the performance history of the Survivor Fund after the closing of the Reorganization.

**Management of the Funds**

*Adviser*

Dearborn Capital Management, LLC, 555 W. Jackson Blvd., Chicago IL 60661, serves as investment adviser to the Funds. Subject to the authority of the Board of Trustees, the adviser is responsible for management of the Funds' investment portfolios and assuring that investments are made according to the Funds' investment objectives, policies and restrictions. Additionally, the adviser is responsible for oversight of the Grant Park Multi Alternative Strategies Fund's sub-adviser and conducting initial and ongoing independent evaluation of asset allocation. The adviser was established in 1989. The management and the Funds' Portfolio Managers have substantial experience in the structuring and management of investment portfolios, including one other investment company, and as of June 30, 2017 oversee approximately $421 million of client assets.

Pursuant to an advisory agreement between the Funds and the Adviser, the Adviser is entitled to receive, on a monthly basis, an annual advisory fee equal to the following percentage of the respective Fund's average daily net assets.

| Fund | Management Fee |
|---|---|
| Grant Park Managed Futures Strategy (Target Fund) | 1.40% |
| Grant Park Multi Alternative Strategies (Survivor Fund) | 1.18% |

The Combined Fund will have an annual advisory fee equal to 1.18% of its average daily net assets.

The Adviser has contractually agreed until at least January 28, 2018, to waive or limit its Management fees so that such fees, on an annual basis, do not exceed 1.20% of the average daily net assets of Grant Park Managed Futures Strategy Fund. The adviser has also contractually agreed to waive its management fees and to make payments to limit each Fund's expenses, until January 31, 2018 for Grant Park Multi Alternative Strategies Fund and Grant Park Managed Futures Strategy Fund so that the total annual operating expenses (excluding any front-end or contingent

deferred loads, brokerage fees and commissions, acquired fund fees and expenses, fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example options and swap fees and expenses), borrowing costs (such as interest and dividend expense on securities sold short), taxes and extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees and contractual indemnification of Fund service providers (other than the adviser)) of each Fund does not exceed the following:

| Fund | % of the Fund's daily average net assets |
|---|---|
| **Grant Park Multi Alternative Strategies Fund** | |
| Class A | 1.83% |
| Class C | 2.58% |
| Class I | 1.58% |
| Class N | 1.83% |
| | |
| **Grant Park Managed Futures Strategy Fund** | |
| Class A | 1.90% |
| Class C | 2.65% |
| Class I | 1.65% |
| Class N | 1.90% |

These fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years on a rolling three year basis (within the three years after the end of the fiscal year during which fees have been waived or reimbursed) if such recoupment can be achieved within the foregoing expense limits. This agreement may be terminated only by the Funds' Board of Trustees, on 60 days' written notice to the adviser. Fee waiver and reimbursement arrangements can decrease the Fund's expenses and boost its performance. For the fiscal year ended September 30, 2016, the adviser received an advisory fee equal to 1.18% of the Grant Park Multi Alternative Strategies Fund's average daily net assets and 1.20% of Grant Park Managed Futures Strategy Fund's average daily net. A discussion regarding the basis for the Board of Trustees' approval of the advisory is available in the Funds' semi-annual shareholder report dated March 31, 2017.

The existing expense limitation agreement for the Survivor Fund will continue after the Reorganization to limit fees and expenses of the Combined Fund.

*Survivor Fund Sub-Adviser*

EMC Capital Advisors, LLC, 2201 Waukegan Rd., Suite 240 West, Bannockburn, IL 60115, serves as sub-adviser to the Survivor Fund only. Subject to the authority of the Board of Trustees and oversight by the adviser, EMC Capital Advisors is responsible for executing the investment strategies on the Survivor Fund's behalf. Pursuant to an agreement between the adviser and EMC Capital Advisors, LLC, the sub-adviser is entitled to receive, on a monthly basis, an advisory fee equal to 0.40% annually. EMC Capital Advisors, LLC is paid by the adviser, not the Fund. EMC Capital Advisors, LLC was formed on October 1, 2013 and is a successor company to EMC Capital Management, Inc. EMC Capital Management, Inc. was established in 1988 for the purpose of advising individuals and institutions and specialized in the development and execution of systematic trading models for over 24 years. As of March 31, 2017, EMC Capital Management, Inc. had approximately $345 million in assets under management. Dearborn Capital Management holds a significant, but minority, ownership interest in the sub-adviser. A discussion regarding the basis for the Board of Trustees' approval of the sub-advisory agreement is available in the Fund's semi-annual shareholder report dated March 31, 2017.

*Portfolio Managers*

**Investment Adviser Portfolio Manager**

David M. Kavanagh, President

Mr. Kavanagh has been the President and founder of the Adviser since 1989.  Mr. Kavanagh is responsible for overseeing all operations and activities of the Adviser.  Mr. Kavanagh is the President and Chair of the Investment Committee and is responsible for all day-to-day investment decisions for the Fund, including:  (i) development of alternative asset strategies; (ii) final screening and selection of financial instruments; (iii) negotiation of the terms of each investment (including those of managed accounts and over-the-counter derivatives); (iv) asset allocation among selected investment vehicles or derivative instruments; and (v) risk monitoring and risk management.

From 1983 to 2005, Mr. Kavanagh was a member in good standing of the Chicago Board of Trade.

Between 1983 and 1998, Mr. Kavanagh was an institutional salesman in the financial futures area on behalf of Conti Commodity Services, Inc., a futures commission merchant acquired by Refco in 1984 and, subsequently, for Refco, which was also a futures commission merchant.  His client base included large hedge funds and financial institutions clients in the financial futures area.  Commencing in 1998, Mr. Kavanagh also became president, a principal and an associated person of Dearborn Capital Brokers Ltd., a registered, independent introducing broker and, in 1999, also becoming a registered commodity pool operator.

Mr. Kavanagh is the majority owner of Dearborn Capital Management, LLC, and the General Partner of the Grant Park Fund, which is one of the largest publicly-available managed futures funds in the United States.  The fund has been in continuous operation since 1989 and, as of September 30, 2016, maintains an allocation of approximately $182 million across global futures markets.  He received an MBA from the University of Notre Dame and also received a B.S. in business administration from John Carroll University.

**Survivor Fund Sub-Adviser Portfolio Manager**

John Krautsack, Chairman of the sub-adviser, has served the Survivor Fund as a Portfolio Manager since it commenced operations.

**Other Service Providers**

The Funds use the same service providers.  Northern Lights Distributors, LLC, located at 17605 Wright Street, Omaha, Nebraska 68130 serves as the principal underwriter and national distributor for the shares of each Fund.  Gemini Fund Services, LLC, which has its principal office at 80 Arkay Drive, Suite 110, Hauppauge, New York 11788, serves as administrator, fund accountant and transfer agent for each Fund. MUFG Union Bank, N.A. is each Fund's custodian. Information about the Funds' distributor, administrator and accounting agent, and custodian can be found in the Funds' Statement of Additional Information under "Fund History".  The Funds pay fees to the accounting agent and also reimburse the accounting agent for out-of-pocket expenses, subject to certain limitations, that are incurred by the accounting agent in performing its accounting agent duties under its agreement with the Funds.

*Combined Fund*.  Following the Reorganization, the Funds' current service providers will serve the Combined Fund.

**Purchase, Redemption and Pricing Of Fund Shares**

The procedures for the purchase, redemption and pricing of Class A and Class C shares of the Target Fund and the Survivor Fund are identical.  Additional information about the purchase, redemption and pricing of the Fund's shares can be found in each Fund's prospectus.

Each Fund offers Class A, Class C, Class I and Class N shares.  The main difference between each class are the sales charges and ongoing fees and minimum investment amounts.  The Class A shares pay a sales charge of up to 5.75%; Class A, Class N and Class C shares pay an annual fee of up to 0.25%, 0.25% and 1.00% respectively, for distribution expenses pursuant to a Plan under Rule 12b-1. Each class of shares of a Fund represents interest in the same portfolio of investments in the Fund. Not all share classes may be available for purchase in all states.

Each Fund prices purchases based upon the next determined offering price (net asset value plus applicable sales load) or net asset value after your order is received. The net asset value ("NAV") and offering price (NAV plus any applicable sales charges) of each class of shares is determined at 4:00 p.m. (Eastern Time) on each day the New York Stock Exchange ("NYSE") is open for business although they may be determined earlier in the event the NYSE closes prior to 4:00 p.m. (Eastern Time). NAV is computed by determining, on a per class basis, the aggregate market value of all assets of each Fund, less its liabilities, divided by the total number of shares outstanding ((assets-liabilities)/number of shares = NAV). The NYSE is closed on weekends and New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. The NAV takes into account, on a per class basis, the expenses and fees of each Fund, including management, administration, and distribution fees (if any), which are accrued daily. The determination of NAV for a share class for a particular day is applicable to all applications for the purchase of shares, as well as all requests for the redemption of shares, received by each Fund (or an authorized broker or agent, or its authorized designee) before the close of trading on the NYSE on that day.

**Frequent Purchases And Redemption Of Fund Shares**

Each Fund discourages and does not accommodate market timing. Frequent trading into and out of a Fund can harm all Fund shareholders by disrupting the Fund's investment strategies, increasing Fund expenses, decreasing tax efficiency and diluting the value of shares held by long-term shareholders. Each Fund is designed for long-term investors and is not intended for market timing or other disruptive trading activities. Accordingly, the Funds' Board has approved policies that seek to curb these disruptive activities while recognizing that shareholders may have a legitimate need to adjust their Fund investments as their financial needs or circumstances change. The Funds' Board has also approved a 1.00% early redemption fee on shares held less than 30 days. Redemption fees are paid to the respective Fund' and are designed to offset costs associated with fluctuations in Fund asset levels and cash flow caused by short-term shareholder trading.

The Funds currently uses several methods to reduce the risk of market timing. These methods include:

- Committing staff to review, on a continuing basis, recent trading activity in order to identify trading activity that may be contrary to the Funds' "Market Timing Trading Policy;"

- Reject or limit specific purchase requests;

- Reject purchase requests from certain investors; and

- Charge a redemption fee for shares held less than 30 days.

Though these methods involve judgments that are inherently subjective and involve some selectivity in their application, the Funds seeks to make judgments and applications that are consistent with the interests of each Funds' shareholders.

Based on the frequency of redemptions in your account, the adviser or transfer agent may in its sole discretion determine that your trading activity is detrimental to a Fund as described in the Funds' Market Timing Trading Policy and elect to reject or limit the amount, number, frequency or method for requesting future purchases or exchanges into a Fund.

Each Fund reserves the right to reject or restrict purchase or exchange requests for any reason, particularly when a shareholder's trading activity suggests that the shareholder may be engaged in market timing or other disruptive trading activities. Neither the Funds nor the adviser will be liable for any losses resulting from rejected purchase or exchange orders. The adviser may also bar an investor who has violated these policies (and the investor's financial adviser) from opening new accounts with the Funds.

Although the Funds attempt to limit disruptive trading activities, some investors use a variety of strategies to hide their identities and their trading practices. There can be no guarantee that each Fund will be able to identify or limit these activities. Omnibus account arrangements are common forms of holding shares of funds. While each Fund will encourage financial intermediaries to apply the Funds' Market Timing Trading Policy to their customers who invest indirectly in a Fund, a Fund is limited in its ability to monitor the trading activity or enforce the Funds Market Timing Trading Policy with respect to customers of financial intermediaries. For example, should it occur, the Funds may not be able to detect market timing that may be facilitated by financial intermediaries or made difficult to identify in the omnibus accounts used by those intermediaries for aggregated purchases, exchanges and redemptions on behalf of all their customers. More specifically, unless the financial intermediaries have the ability to apply the Funds' Market Timing Trading Policy to their customers through such methods as implementing short-term trading limitations or restrictions, assessing the Funds' redemption fee and monitoring trading activity for what might be market timing, a Fund may not be able to determine whether trading by customers of financial intermediaries is contrary to the Funds' Market Timing Trading Policy. Brokers maintaining omnibus accounts with the Funds have agreed to provide shareholder transaction information to the extent known to the broker to a Fund upon request. If a Fund or its transfer agent or shareholder servicing agent suspects there is market timing activity in the account, the Fund will seek full cooperation from the service provider maintaining the account to identify the underlying participant. At the request of the Adviser, the service providers may take immediate action to stop any further short-term trading by such participants.

**Dividends, Distributions And Taxes**

Any sale or exchange of a Fund's shares may generate tax liability (unless you are a tax-exempt investor or your investment is in a qualified retirement account). When you redeem your shares you may realize a taxable gain or loss. This is measured by the difference between the proceeds of the sale and the tax basis for the shares you sold. (To aid in computing your tax basis, you generally should retain your account statements for the period that you hold shares in a Fund.)

Each Fund intends to distribute substantially all of its net investment income annually and net capital gains annually in December. Both distributions will be reinvested in shares of the Fund unless you elect to receive cash. Dividends from net investment income (including any excess of net short-term capital gain over net long-term capital loss) are taxable to investors as ordinary income, while distributions of net capital gain (the excess of net long-term capital gain over net short-term capital loss) are generally taxable as long-term capital gain, regardless of your holding period for the shares. Any dividends or capital gain distributions you receive from a Fund will normally be taxable to you when made, regardless of whether you reinvest dividends or capital gain distributions or receive them in cash. Certain dividends or distributions declared in October, November or December will be taxed to shareholders as if received in December if they are paid during the following January. Each year the Funds will inform you of the amount and type of your distributions. IRAs and other qualified retirement plans are exempt from federal income taxation until retirement proceeds are paid out to the participant.

Your redemptions, including exchanges, may result in a capital gain or loss for federal tax purposes. A capital gain or loss on your investment is the difference between the cost of your shares, including any sales charges, and the amount you receive when you sell them.

This summary is not intended to be and should not be construed to be legal or tax advice. You should consult your own tax advisors to determine the tax consequences of owning a Fund's shares. The Statement of Additional Information also has more information regarding the tax status of the Funds.

## CONSOLIDATED FINANCIAL HIGHLIGHTS

The fiscal year end of each Fund is September 30. The consolidated financial highlights of the Target Fund and the Survivor Fund are included with this Combined Prospectus/Information Statement as Exhibit B.

The consolidated financial highlights of the Target Fund and the Survivor Fund are also contained in: (i) the Annual Report to shareholders of the Target Fund and Survivor Fund for the fiscal year ended September 30, 2016, which have been audited by RSM US LLP, the Funds' registered independent public accounting firm, and (ii) the Semi-Annual Report to shareholders of the Target Fund and Survivor Fund for the six months ended March 31, 2017, which are unaudited. The Annual Report and Semi-Annual Report, which have previously been sent to shareholders, are available on request and without charge by writing to the Funds at 17605 Wright Street, Omaha,

Nebraska 68130, and, with respect to the Target Fund and Survivor Fund, are incorporated by reference into this Combined Prospectus/Information Statement.

## INFORMATION RELATING TO THE REORGANIZATION

**Description of the Reorganization**

The following summary is qualified in its entirety by reference to the Plan of Reorganization found in Exhibit A.

The Plan of Reorganization provides that substantially all of the assets and liabilities of the Target Fund will be transferred to the Survivor Fund in exchange for shares of the Survivor Fund. The shares of the Survivor Fund issued to the Target Fund will have an aggregate net asset value equal to the aggregate net asset value of the Target Fund's shares outstanding as of the close of trading on the New York Stock Exchange ("NYSE") on the Closing Date (as defined in Exhibit A) of the Reorganization (the "Valuation Time"). Upon receipt by the Target Fund of the shares of the Survivor Fund, the Target Fund will distribute Survivor Fund shares to its shareholders and will be terminated as a series of the Trust.

The distribution of the Survivor Fund shares to the Target Fund shareholders will be accomplished by opening new accounts on the books of the Survivor Fund in the names of the Target Fund shareholders and transferring to those shareholder accounts the shares of the Survivor Fund. Such newly-opened accounts on the books of Survivor Fund will represent the respective pro rata number of shares of the Survivor Fund that the Target Fund is to receive under the terms of the Plan of Reorganization. See "Terms of the Reorganization" below.

Accordingly, as a result of the Reorganization, each Target Fund shareholder will own shares of the Survivor Fund with an aggregate net asset value equal to the aggregate net asset value of the shares of the Target Fund that the shareholders owned immediately prior to the Reorganization.

No sales charge or fee of any kind will be assessed to the Target Fund shareholders in connection with their receipt of shares of the Survivor Fund in the Reorganization.

**Terms of the Reorganization**

Pursuant to the Plan of Reorganization, on the Closing Date, the Target Fund will transfer to the Survivor Fund all of its assets in exchange solely for shares of the Survivor Fund. The aggregate net asset value of the shares issued by the Survivor Fund will be equal to the value of the assets of the Target Fund transferred to the Survivor Fund as of the Closing Date, as determined in accordance with the Survivor Fund's valuation procedures, net of the liabilities of the Target Fund assumed by the Survivor Fund. The Target Fund expects to distribute the shares of the Survivor Fund to its shareholders promptly after the Closing Date. Thereafter, the Target Fund will be terminated as a series of the Trust.

The Plan of Reorganization contains customary representations, warranties, and conditions. The Plan of Reorganization may be terminated with respect to the Reorganization if, on the Closing Date, any of the required conditions have not been met or if the representations and warranties are not true or, if at any time before the Effective Time, the Board or an authorized officer of the Trust determines the Reorganization is inadvisable. The Plan of Reorganization may be terminated or amended by the mutual consent of the parties.

**Reasons for the Reorganization**

In the course of their discussions, the Trustees considered a variety of information, including that the Survivor Fund had a lower management fee than the Target Fund. They observed that the two Funds had a similar investment objective and identical fundamental and non-fundamental investment policies. They noted that the cost of the proposed merger would be paid by Dearborn, and that Thompson Hine indicated that the merger would not result in a taxable event for shareholders. The Trustees discussed the adviser's memorandum, noting that the Target Fund had experienced significant difficulty in raising assets. They further acknowledged that the Survivor Fund had demonstrated superior performance to that of the Target Fund since the Survivor Fund's inception. After further

discussion, the Board concluded that the merger of the Target Fund into the Survivor Fund was in the best interests of the Target Fund, as well as the Target Fund's shareholders, and that Target Fund's shareholders would not have their interests diluted as a result of the merger. The approval determinations were made on the basis of each Board member's business judgment after consideration of all of the factors taken as a whole, though individual Board members may have placed different weight on various factors and assigned different degrees of materiality to various conclusions.

**Federal Income Taxes**

The combination of the Target Fund and the Survivor Fund in the Reorganization is intended to qualify for federal income tax purposes as a separate tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). If so, neither the Target Fund nor its shareholders will recognize gain or loss as a result of the Reorganization. The tax basis of the Survivor Fund shares received will be the same as the basis of the Target Fund shares exchanged and the holding period of the Survivor Fund shares received will include the holding period of the Target Fund shares exchanged, provided that the shares exchanged were held as capital assets at the time of the Reorganization. No tax ruling from the Internal Revenue Service regarding the Reorganization has been requested. Nevertheless, the sale of securities by the Target Fund prior to the Reorganization, whether in the ordinary course of business or in anticipation of the Reorganization, could result in taxable capital gains distribution prior to the Reorganization. Prior to the closing of the Reorganization, the Target Fund will pay to its shareholders a cash distribution consisting of any undistributed investment company taxable income and/or any undistributed realized net capital gains, including any net gains realized from any sales of assets prior to the closings. This distribution would be taxable to shareholders that are subject to tax. Shareholders should consult their own tax advisers concerning the potential tax consequences of the Reorganization to them, including foreign, state and local tax consequences.

As of September 30, 2016, the Target Fund had unutilized federal tax short-term capital loss carryforwards of $3,706,606, which may be carried forward indefinitely. Capital loss carryforwards may be used to offset future capital gains, subject to applicable restrictions under the Code.

The final amount of unutilized capital loss carryover for the Target Fund is subject to change and will not be determined until the time of the Reorganization. After and as a result of the Reorganization, these capital loss carryforwards and the utilization of certain unrealized capital losses may be subject to limitations under applicable tax laws on the rate at which they may be used in the future to offset capital gains of the Survivor Fund.

**Formatted:** Justified

**Formatted:** Font: 10 pt

**Formatted:** Indent: First line: 0.5"

**Expenses of the Reorganization**

The costs of the Reorganization will be borne by Dearborn Capital Management, LLC.

**Continuation of Shareholder Accounts and Plans; Share Certificates**

Upon consummation of the Reorganization, the Survivor Fund will establish a position for each Target Fund shareholder on the books of the Survivor Fund containing the appropriate number of shares of the Survivor Fund to be received in the Reorganization. No certificates for shares of the Survivor Fund will be issued in connection with the Reorganization.

## OTHER INFORMATION

**Capitalization**

The following table sets forth, as of March 31, 2017: (a) the unaudited capitalization of each Fund and (b) the unaudited *pro forma* combined capitalization of the Survivor Fund assuming the Reorganization has taken place. The capitalizations are likely to be different on the Closing Date as a result of daily Fund share purchase, redemption and market activity. No assurance can be given as to how many shares of the Survivor Fund will be

received by Target Fund shareholders at the Closing Date, and the information should not be relied upon to reflect the number of shares of the Combined Fund that actually will be received by Target Fund shareholders.

| | Total Net Assets | Shares | Net Asset Value Per Share |
|---|---|---|---|
| **Target Fund Class A** | $6,033,954 | 666,694 | $9.05 |
| **Target Fund Class C** | $3,221,331 | 366,421 | $8.79 |
| **Target Fund Class I** | $16,719,099 | 1,837,008 | $9.10 |
| **Target Fund Class N** | $1,505,317 | 166,612 | $9.03 |
| | | | |
| **Survivor Fund Class A** | $38,915,820 | 3,699,287 | $10.52 |
| **Survivor Fund Class C** | $9,528,819 | 917,118 | $10.39 |
| **Survivor Fund Class I** | $167,762,649 | 15,868,832 | $10.57 |
| **Survivor Fund Class N** | $35,318,700 | 3,351,136 | $10.54 |
| | | | |
| ***Pro Forma Share Adjustment*** | | | |
| **Class A** | | (93,188) | |
| **Class C** | | (56,383) | |
| **Class I** | | (252,505) | |
| **Class N** | | (24,009) | |
| | | | |
| ***Pro Forma* - Survivor Fund** | | | |
| **Survivor Fund Class A** | $44,949,774 | 4,272,792 | $10.52 |
| **Survivor Fund Class C** | $12,750,150 | 1,227,156 | $10.39 |
| **Survivor Fund Class I** | $184,481,748 | 17,453,335 | $10.57 |
| **Survivor Fund Class N** | $36,824,017 | 3,493,740 | $10.54 |

**Shareholder Information.**

A person who beneficially owns, either directly or indirectly, more than 25% of the voting securities of a Fund or acknowledges the existence of such control may be presumed to control the Fund. A control person could potentially control the outcome of any proposal submitted to the shareholders for approval, including changes to a Fund's fundamental policies or terms of the investment advisory agreement with the Adviser. As of July 27, 2017, there were no persons known by the Trust to own of record, or beneficially 25% or more of the outstanding shares of either the Target Fund or the Survivor Fund.

As of July 27, 2017, there were 476,987 Class A shares, 345,936 Class C shares, 1,740,511 Class I shares and 146,182 Class N shares of the Target Fund outstanding. None of the Directors or officers of the Trust directly owned shares of the Target Fund.

Formatted: Indent: First line: 0"

As of July 27, 2017, no person was known by the Target Fund to own beneficially or of record 5% or more of any class of shares of the Target Fund except as follows:

| Owner of Record | Share Class | Number of Shares | Percent of Outstanding Shares Owned |
|---|---|---|---|

| | | | |
|---|---|---|---|
| UBS WM USA/Special Custody Account<br>OMNI Account<br>1000 Harbor BLVD FL 5<br>Weehawken, NJ 07086 | Class A | 58,099 | 12.18% |
| Charles Schwab & Co.<br>FBO Customers<br>211 Main Street<br>San Francisco, CA 94105 | Class C | 127,623 | 36.89% |
| UBS WM USA/Special Custody Account<br>OMNI Account<br>1000 Harbor BLVD FL 5<br>Weehawken, NJ 07086 | | 49,792 | 14.39% |
| UBS WM USA/Special Custody Account<br>OMNI Account<br>1000 Harbor BLVD FL 5<br>Weehawken, NJ 07086 | Class I | 1,127,887 | 64.80% |
| Charles Schwab & Co.<br>FBO Customers<br>211 Main Street<br>San Francisco, CA 94105 | | 387,047 | 22.24% |
| Charles Schwab & Co.<br>FBO Customers<br>211 Main Street<br>San Francisco, CA 94105 | Class N | 133,514 | 91.33% |

As of July 27, 2017, there were 3,340,801 Class A shares, 906,043 Class C shares, 16,456,746 Class I shares and 3,339,627 Class N shares of the Survivor Fund outstanding. None of the Trustees or officers of the Fund directly owned shares of the Survivor Fund. As of July 27, 2017, no person was known by the Survivor Fund to own beneficially or of record 5% or more of any class of shares of the Survivor Fund except as follows:

| Owner of Record | Share Class | Number of Shares | Percent of Outstanding Shares Owned |
|---|---|---|---|
| LPL Financial/FBO<br>PO Box 509046<br>San Diego, CA 92150 | Class A | 1,695,876 | 50.76% |
| Charles Schwab & Co.<br>FBO Customers<br>211 Main Street<br>San Francisco, CA 94105 | Class C | 237,548 | 26.22% |
| UBS WM USA/Special Custody Account<br>OMNI Account<br>1000 Harbor BLVD FL 5<br>Weehawken, NJ 07086 | | 123,682 | 13.65% |
| Charles Schwab & Co.<br>FBO Customers<br>211 Main Street<br>San Francisco, CA 94105 | Class I | 5,504,485 | 33.45% |
| LPL Financial/FBO<br>PO Box 509046<br>San Diego, CA 92150 | | 3,599,261 | 21.87% |
| UBS WM USA/Special Custody Account | | 2,785,625 | 16.93% |

| | | | |
|---|---|---|---|
| OMNI Account<br>1000 Harbor BLVD FL 5<br>Weehawken, NJ 07086 | | | |
| Charles Schwab & Co.<br>FBO Customers<br>211 Main Street<br>San Francisco, CA 94105 | Class N | 1,310,669 | 39.25% |
| LPL Financial/FBO<br>PO Box 509046<br>San Diego, CA 92150 | | 175,346 | 5.25% |

**Shareholder Rights and Obligations**

Both the Target Fund and Survivor Fund are series of the Trust, a statutory trust organized under the laws of the state of Delaware. Under the Trust's declaration of trust, the Trust is authorized to issue an unlimited number of shares of beneficial interest, without par value, from an unlimited number of series of shares. The shares of each series of the Trust have no preference as to conversion, exchange, dividends, retirement or other features, and have no preemptive rights.

With respect to each Fund, shares have equal dividend, distribution, liquidation, and voting rights, and fractional shares have those rights proportionately.

When issued in accordance with the provisions of their respective prospectuses (and, in the case of shares of Survivor Fund, issued in the connection with the Reorganization), all shares are fully paid and non-assessable.

**Shareholder Proposals**

The Funds do not hold regular annual meetings of shareholders. As a general matter, the Survivor Fund does not intend to hold future regular annual or special meetings of its shareholders unless the election of directors is required by the 1940 Act. Any shareholder who wishes to submit a proposal for consideration at a meeting of shareholders of either Fund should send such proposal to 17605 Wright Street, Omaha, Nebraska 68130. To be considered for presentation at a shareholders' meeting, rules promulgated by the SEC require that, among other things, a shareholder's proposal must be received at the offices of a Fund a reasonable time before a solicitation is made. Timely submission of a proposal does not necessarily mean that such proposal will be included.

EXHIBIT A

## AGREEMENT AND PLAN OF REORGANIZATION AND TERMINATION

THIS AGREEMENT AND PLAN OF REORGANIZATION AND TERMINATION ("Agreement") is made as of July 312017, among NORTHERN LIGHTS FUND TRUST., a Delaware trust, with its principal place of business at 17605 Wright Street, Omaha, Nebraska 68130 (the "Trust"), on behalf of Grant Park Managed Futures Strategy Fund, a series of the Trust (the "Target Fund") and on behalf of Grant Park Multi Alternative Strategies Fund, a series of the Trust (the "Survivor Fund"); and, solely for purposes of paragraph 6, DEARBORN CAPITAL MANAGEMENT, LLC., adviser to the Target Fund and Survivor Fund ("Adviser"). (each Target Fund and Survivor Fund is sometimes referred to herein as a "Fund.") Notwithstanding anything to the contrary contained herein, (1) the agreements, covenants, representations, warranties, actions, and obligations (collectively, "Obligations") of and by each Fund -- and of and by the Trust of which that Fund is a series, on that Fund's behalf -- shall be the Obligations of that Fund only, (2) all rights and benefits created hereunder in favor of a Fund shall inure to and be enforceable by the Trust of which that Fund is a series, on that Fund's behalf, and (3) in no event shall any other series of the Trust (including another series thereof) or the assets thereof be held liable with respect to the breach or other default by an obligated Fund or the Trust of its Obligations set forth herein.

The Trust wishes to effect a reorganization described in section 368(a) of the Internal Revenue Code of 1986, as amended ("Code") (all "section" references are to the Code, unless otherwise noted), and intends this Agreement to be, and adopts it as, a "plan of reorganization" within the meaning of the regulations under the Code ("Regulations"). The reorganization will consist of (1) the sale, assignment, conveyance, transfer and delivery of all of the property and assets of the Target Fund to the Survivor Fund in exchange solely for (a) shares of beneficial interest of the Survivor Fund ("Survivor Fund Shares"), as described herein, and (b) the assumption by the Survivor Fund of all liabilities of the Target Fund, and (2) the subsequent distribution of the corresponding Survivor Fund Shares (which shall then constitute all of the assets of the Target Fund) pro rata to the shareholders in exchange for their shares of beneficial interest of the Target Fund (the "Target Fund Shares") in complete liquidation thereof, and (3) terminating the Target Fund, all on the terms and conditions set forth herein (all the foregoing transactions involving each Target Fund and its corresponding Survivor Fund being referred to herein collectively as a "Reorganization").

The Trust's board of trustees (the "Board"), in each case including a majority of the trustees who are not "interested persons" (as that term is defined in the Investment Company Act of 1940, as amended ("1940 Act")) ("Non-Interested Persons") of the Trust, (1) has duly adopted and approved this Agreement and the transactions contemplated hereby, (2) has duly authorized performance thereof on the Funds' behalf by all necessary Board action, and (3) has determined that participation in the Reorganization is in the best interests of each Fund that is a series thereof and that the interests of the existing shareholders thereof will not be diluted as a result of the Reorganization.

Target Fund's issued and outstanding shares are divided into four classes: Class A shares, Class C shares, Class I shares, and Class N shares ("Target Fund Class A Shares," "Target Fund Class C Shares," "Target Fund Class I shares," and "Target Fund Class N shares," respectively, and together, "Target Fund Shares"). Survivor Fund's issued and outstanding shares are also divided into four classes of shares: Class A shares, Class C shares, Class I shares, and Class N shares ("Survivor Fund Class A Shares," "Survivor Fund Class C Shares," "Survivor Fund Class I shares," and "Survivor Fund Class N shares," respectively, and together, "Survivor Fund Shares").

In consideration of the mutual promises contained herein, the parties agree as follows:

## 1. PLAN OF REORGANIZATION AND TERMINATION

**1.1.** Subject to the requisite approvals and the terms and conditions set forth herein, Target Fund shall assign, sell, convey, transfer, and deliver all of its assets described in paragraph 1.2 ("Assets") to Survivor Fund. In exchange therefor, Survivor Fund shall:

        **(a)** issue and deliver to Target Fund, as applicable, the number of full and fractional (all references herein to "fractional" shares meaning fractions rounded to the third decimal place): (1) Survivor Fund Class A Shares having an aggregate net asset value ("NAV") equal to the aggregate NAV of all full and fractional Target Fund Class A Shares then outstanding; (2) Survivor Fund Class C Shares having an aggregate NAV equal to the aggregate NAV of all full and fractional Target Fund Class C shares then outstanding; (3) Survivor Fund Class I Shares having an aggregate NAV equal to the aggregate NAV of all full and fractional Target Fund Class I shares then outstanding; and(4) Survivor Fund Class N Shares having an aggregate NAV equal to the aggregate NAV of all full and fractional Target Fund Class N shares then outstanding;

        **(b)** assume all of Target Fund's liabilities described in paragraph 1.3 ("Liabilities").

Those transactions shall take place at the Closing (as defined in paragraph 2.1).

**1.2** The Assets shall consist of all assets and property of every kind and nature -- including all cash, cash equivalents, securities, commodities, futures interests, receivables (including interest and dividends receivable), claims and rights of action, rights to register shares under applicable securities laws, and books and records -- Target Fund owns at the Effective Time (as defined in paragraph 2.1) and any deferred and prepaid expenses shown as assets on Target Fund's books at that time.

**1.3** The Liabilities shall consist of all of Target Fund's liabilities, whether known or unknown, accrued or contingent, debts, obligations, and duties existing at the Effective Time, excluding Reorganization Expenses (as defined in paragraph 3.3(f)) borne by the Adviser pursuant to paragraph 6).

**1.4** At the Effective Time (or as soon thereafter as is reasonably practicable), the Target Fund shall distribute the Acquiring Fund Shares it receives pursuant to paragraph 1.1(a) to its shareholders of record determined at the Effective Time (each, a "Shareholder"), in proportion to their Target Fund Shares then held of record and in constructive exchange therefor, and will completely liquidate. That distribution shall be accomplished by the Trust's transfer agent opening accounts on Survivor Fund's shareholder records in the names of the Shareholders (except Shareholders in whose names accounts thereon already exist) and transferring those Survivor Fund Shares to those newly opened and existing accounts. Each Shareholder's newly opened or existing account shall be credited with the respective pro rata number of full and fractional Survivor Fund Shares due that Shareholder, by class (i.e., the account for each Shareholder that holds Target Fund Class A Shares shall be credited with the respective pro rata number of Survivor Fund Class A Shares due that Shareholder, the account for each Shareholder that holds Target Fund Class C Shares shall be credited with the respective pro rata number of Survivor Fund Class C Fund Shares due that Shareholder, the account for each Shareholder that holds Target Fund Class I Shares shall be credited with the respective pro rata number of Survivor Fund Class I Fund Shares due that Shareholder, and the account for each Shareholder that holds Target Fund Class N Shares shall be credited with the respective pro rata number of Survivor Fund Class N Fund Shares due that Shareholder). The aggregate NAV of Survivor Fund Shares to be so credited to each Shareholder's account shall equal the aggregate NAV of the Target Fund Shares that Shareholder owned at the Effective Time.

**1.5**     (a)     The value of the Target Fund's net assets (the assets to be acquired by the Survivor Fund hereunder, net of liabilities assumed by the Survivor Fund) shall be the value of such net assets computed as of the close of business on the Closing Date, using the valuation procedures set forth in the Target Fund's then current prospectus and statement of additional information or such other valuation procedures as may be mutually agreed upon by the parties.

(b)     For purposes of the Reorganization, the net asset value per share of the Survivor Fund Shares shall be equal to the Survivor Fund's net asset value per share computed as of the close of business on the Closing Date, using the valuation procedures set forth in the Survivor Fund's prospectus and statement of additional information or such other valuation procedures as may be mutually agreed upon by the parties.

(c)     All computations of value and NAV shall be made by Gemini Fund Services, LLC, accounting agent for the Funds, in accordance with its regular practice in pricing the shares and assets of each Fund.

**1.6**  Any transfer taxes payable on the issuance and transfer of Survivor Fund Shares in a name other than that of the registered holder on Target Fund's shareholder records of the Target Fund Shares actually or constructively exchanged therefor shall be paid by the transferee thereof, as a condition of that issuance and transfer.

**1.7**  Any reporting responsibility of Target Fund to a public authority, including the responsibility for filing regulatory reports, tax returns, and other documents with the Securities and Exchange Commission ("Commission"), any state securities commission, any federal, state, and local tax authorities, and any other relevant regulatory authority, is and shall remain its responsibility up to and including the date on which it is terminated, except that Survivor Fund shall be responsible for preparing and filing any Form N-Q or Form N-CSR (including the annual report to shareholders) if the fiscal period relating to such form ended prior to the Effective Time, but as of the Effective Time such form has not yet been filed.

**1.8**  After the Effective Time, Target Fund shall not conduct any business except in connection with its dissolution and termination.  As soon as reasonably practicable after distribution of the Survivor Fund Shares pursuant to paragraph 1.4, but in all events within six months after the Effective Time, (a) Target Fund shall be terminated as a series of Trust and (b) Trust shall make all filings and take all other actions in connection therewith necessary and proper to effect Target Fund's complete dissolution.

## 2.  CLOSING AND EFFECTIVE TIME

**2.1** Unless the parties agree otherwise, all acts necessary to consummate the Reorganization ("Closing") shall be deemed to take place simultaneously as of immediately after the close of business (4:00 p.m., Eastern Time) on or about September 22, 2017 ("Effective Time").  The Closing shall be held at the offices of Gemini Fund Services, LLC, 80 Arkay Drive, Suite 110, Hauppauge, New York 11788.

**2.2**  Trust shall direct the custodian of Target Fund's assets to deliver at the Closing a certificate of an authorized officer ("Certificate") stating and verifying that (a) the Assets it holds will be transferred to Survivor Fund at the Effective Time, (b) all necessary taxes in connection with the delivery of the Assets, including all applicable federal and state stock transfer stamps, if any, have been paid or provision for payment has been made, and (c) the information (including adjusted basis and holding period, by lot) concerning the Assets, including all portfolio securities, transferred by Target Fund to Survivor Fund, as reflected on Survivor Fund's books immediately after the Effective Time, does or will conform to that information on Target Fund's books immediately before the Effective Time.

**2.3**  Trust shall direct its transfer agent to deliver at the Closing (a) to Trust, a Certificate (1) verifying that Target Fund's shareholder records contain each Shareholder's name and address and the number of full and fractional outstanding Target Fund Shares that each such Shareholder owns at the Effective Time and (2) as to the opening of accounts on Survivor Fund's shareholder records in the names of the Shareholders and (b) to Trust, a confirmation, or other evidence satisfactory to Trust, that the Survivor Fund Shares to be credited to Target Fund at the Effective Time have been credited to Target Fund's account on those records.

**2.4** Trust shall deliver to Trust and Adviser, within five days before the Closing, a Certificate listing each security, by name of issuer and number of shares, that is being carried on Target Fund's books at an estimated fair market value provided by an authorized pricing vendor for Target Fund.

**2.5** At the Closing, the Trust shall deliver, on behalf of each Fund, as applicable, (a) bills of sale, checks, assignments, share certificates, receipts, and/or other documents the Trust or its counsel reasonably requests and (b) a Certificate in form and substance satisfactory to the recipient, and dated the Effective Time, to the effect that the representations and warranties it made in this Agreement are true and correct at the Effective Time except as they may be affected by the transactions contemplated hereby.

## 3. REPRESENTATIONS AND WARRANTIES

**3.1** Trust, on Target Fund's behalf, represents and warrants as follows:

**(a)** Trust (1) is a Trust that is duly organized, validly existing, and in good standing under the laws of the State of Delaware ("Delaware Law"), and its Declaration of Trust is on file with the Office of the Secretary of State of Delaware ("Secretary"), (2) is duly registered under the 1940 Act as an open-end management Trust, and (3) has the power to own all its properties and assets and to carry on its business as described in its current registration statement on Form N-1A;

**(b)** Target Fund is a duly established and designated series of Trust;

**(c)** The execution, delivery, and performance of this Agreement have been duly authorized at the date hereof by all necessary action on the part of Trust's Board; and this Agreement constitutes a valid and legally binding obligation of Trust, with respect to Target Fund, enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, fraudulent transfer, reorganization, receivership, moratorium, and other laws affecting the rights and remedies of creditors generally and general principles of equity;

**(d)** At the Effective Time, Trust will have good and marketable title to the Assets for Target Fund's benefit and full right, power, and authority to sell, assign, transfer, and deliver the Assets hereunder free of any liens or other encumbrances (except securities that are subject to "securities loans," as referred to in section 851(b)(2), or that are restricted to resale by their terms); and on delivery and payment for the Assets, Trust, on Survivor Fund's behalf, will acquire good and marketable title thereto, subject to no restrictions on the full transfer thereof, including restrictions that might arise under the Securities Act of 1933, as amended ("1933 Act");

**(e)** Trust, with respect to Target Fund, is not currently engaged in, and its execution, delivery, and performance of this Agreement and consummation of the Reorganization will not result in, (1) a conflict with or material violation of any provision of Delaware Law, Trust's Declaration of Trust, or By-Laws, or any agreement, indenture, instrument, contract, lease, or other undertaking (each, an "Undertaking") to which Trust, on Target Fund's behalf, is a party or by which it is bound or (2) the acceleration of any obligation, or the imposition of any penalty, under any Undertaking, judgment, or decree to which Trust, on Target Fund's behalf, is a party or by which it is bound;

**(f)** At or before the Effective Time, either (1) all material contracts and other commitments of Target Fund (other than this Agreement and certain investment contracts, including options, futures, forward contracts, and swap agreements) will terminate, or (2) provision for discharge and/or Survivor Fund's assumption of any liabilities of Target Fund thereunder will be made, without either Fund's incurring any penalty with respect thereto and without diminishing or releasing any rights Trust may have had with respect to actions taken or omitted or to be taken by any other party thereto before the Closing;

**(g)** No litigation, administrative proceeding, action, or investigation of or before any court, governmental body, or arbitrator is presently pending or, to Trust's knowledge, threatened against Trust, with respect to Target Fund or any of its properties or assets attributable or allocable to Target Fund, that, if adversely determined, would materially and adversely affect Target Fund's financial condition or the conduct of its business; and Trust, on Target Fund's behalf, knows of no facts that might form the basis for the institution of any such litigation, proceeding, action, or investigation and is not a party to or subject to the provisions of any order, decree, judgment, or award of any court, governmental body, or arbitrator that materially and adversely affects Target Fund's business or Trust's ability to consummate the transactions contemplated hereby;

**(h)** Target Fund's Statement of Assets and Liabilities, Schedule of Investments, Statement of Operations, and Statement of Changes in Net Assets (each, a "Statement") at and for the fiscal year ended September 30, 2016, have been audited by RSM US LLP, an independent registered public accounting firm, and are in accordance with generally accepted accounting principles consistently applied in the United States ("GAAP"); and those Statements present fairly, in all material respects, Target Fund's financial condition at that date in accordance with GAAP and the results of its operations and changes in its net assets for the period then ended, and there are no known contingent liabilities of Target Fund required to be reflected on a balance sheet (including the notes thereto) in accordance with GAAP at that date that are not disclosed therein;

**(i)** Since March 31, 2017, there has not been any material adverse change in Target Fund's financial condition, assets, liabilities, or business, other than changes occurring in the ordinary course of business, or any incurrence by Target Fund of indebtedness maturing more than one year from the date that indebtedness was incurred; for purposes of this subparagraph, a decline in NAV per Target Fund Share due to declines in market values of securities Target Fund holds, the discharge of Target Fund liabilities, or the redemption of Target Fund Shares by its shareholders shall not constitute a material adverse change;

**(j)** All federal and other tax returns, dividend reporting forms, and other tax-related reports (collectively, "Returns") of Target Fund required by law to have been filed by the Effective Time (including any properly and timely filed extensions of time to file) shall have been filed and are or will be correct in all material respects, and all federal and other taxes shown as due or required to be shown as due on those Returns shall have been paid or provision shall have been made for the payment thereof; to the best of Trust's knowledge, no such Return is currently under audit and no assessment has been asserted with respect to those Returns; and Target Fund is in compliance in all material respects with all applicable Regulations pertaining to the reporting of dividends and other distributions on and redemptions of its shares and to withholding in respect thereof and is not liable for any material penalties that could be imposed thereunder;

**(k)** Target Fund is classified as an association that is taxable as a Trust, for federal tax purposes; Target Fund is a "fund" (as defined in section 851(g)(2), eligible for treatment under section 851(g)(1)); for each taxable year of its operation (including its current taxable year), Target Fund has met (and for that year will meet) the requirements of Part I of Subchapter M of Chapter 1 of Subtitle A of the Code ("Subchapter M") for qualification as a regulated Trust ("RIC") and has been (and for that year will be) eligible to and has computed (and for that year will compute) its federal income tax under section 852; Target Fund has not at any time since its inception been liable for, and is not now liable for, any material income or excise tax pursuant to sections 852 or 4982; and Target Fund has no earnings and profits accumulated in any taxable year in which the provisions of Subchapter M did not apply to it;

**(l)** All issued and outstanding Target Fund Shares are, and at the Effective Time will be, duly and validly issued and outstanding, fully paid, and non-assessable by Trust and have been offered and sold in every state and the District of Columbia in compliance in all material respects with applicable registration requirements of the 1933 Act and state securities laws; all issued and outstanding Target Fund Shares will, at the Effective Time, be held by the persons and in the amounts set forth on Target Fund's shareholder records, as provided in paragraph 2.3; and Target Fund does not have outstanding any options, warrants, or other rights to subscribe for or purchase any Target Fund Shares, nor are there outstanding any securities convertible into any Target Fund Shares;

**(m)** Target Fund incurred the Liabilities, which are associated with the Assets, in the ordinary course of its business;

**(n)** Target Fund is not under the jurisdiction of a court in a "title 11 or similar case" (as defined in section 368(a)(3)(A));

**(o)** Not more than 25% of the value of Target Fund's total assets (excluding cash, cash items, and Government securities) is invested in the stock and securities of any one issuer, and not more than 50% of the value of those assets is invested in the stock and securities of five or fewer issuers;

**(p)** Target Fund's current prospectus and statement of additional information (1) conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and (2) at the date on which they were issued did not contain, and as supplemented by any supplement thereto dated prior to or at the Effective Time do not contain, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

**(q)** The information to be furnished by Trust for use in no-action letters, applications for orders, registration statements, proxy materials, and other documents filed or to be filed with any federal, state, or local regulatory authority (including the Financial Industry Regulatory Authority, Inc. ("FINRA")) that may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with federal securities laws and other laws and regulations; and the N-14 (as defined in paragraph 3.3(a) will, at the Effective Time, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

**(r)** The Declaration of Trust permit Trust to vary its shareholders' investment; Trust does not have a fixed pool of assets; and each series thereof (including the Target Fund) is a managed portfolio of securities, and Adviser has the authority to buy and sell securities for the Target Fund;

**(s)** Target Fund's investment operations from inception to the date hereof have been in compliance in all material respects with the investment policies and investment restrictions set forth in its prospectus, except as previously disclosed in writing to Trust;

**(t)** The Survivor Fund Shares to be delivered hereunder are not being acquired for the purpose of making any distribution thereof, other than in accordance with the terms hereof;

**(u)** At the Closing, at least 33 1/3% of Target Fund's portfolio assets (by fair market value) will meet the investment objectives, strategies, policies, risks and restrictions of Survivor Fund, and Target Fund will not alter its portfolio in connection with the Reorganization to meet this 33 1/3% threshold. Target Fund did not enter into any line of business as part of the plan of reorganization;

**(v)** To the best of the knowledge of Target Fund's management, (i) there is no plan or intention by Target Fund shareholders to sell, exchange, redeem, or otherwise dispose of a number of Target Fund Shares (or Survivor Fund Shares received in the Reorganization), in connection with the Reorganization, that would reduce the Target Fund shareholders' ownership of Target Fund Shares (or equivalent Survivor Fund Shares) to a number of shares that was less than 50 percent of the number of Target Fund Shares outstanding prior to the Closing; and (ii) there is no plan or intention by any shareholder owning 5% or more of the Target Fund Shares to sell, exchange, redeem, or otherwise dispose of any Target Fund Shares (or Survivor Fund Shares received in the Reorganization), in connection with the Reorganization;

**(w)** During the five-year period ending on the Closing Date, neither Target Fund nor any person related (as defined in section 1.368-1(e)(4) of the Treasury Regulations without regard to 1.368-1(e)(4)(i)) to Target Fund will have (i) acquired Target Fund Shares with consideration other than Survivor Fund Shares or Target Fund Shares, except in the ordinary course of Target Fund's business as an open-end Trust pursuant to section 22(e) of the 1940 Act; or (ii) made distributions with respect to Target Fund Shares except for (A) normal, regular dividend distributions made pursuant to the historic dividend paying practice of Target Fund, and (B) distributions and dividends declared and paid in order to ensure Target Fund's continuing qualification as a regulated Trust and to avoid the imposition of fund-level tax; and

**(x)** There is no intercorporate indebtedness existing between Survivor Fund and Target Fund that was issued, acquired, or will be settled at a discount.

**3.2** Trust, on Survivor Fund's behalf, represents and warrants as follows:

**(a)** Trust (1) is a Trust that is duly organized, validly existing, and in good standing under the laws of the State of Delaware ("Delaware Law"), and its Declaration of Trust is on file with the Office of the Secretary of State of Delaware ("Secretary"), (2) is duly registered under the 1940 Act as an open-end management Trust, and (3) has the power to own all its properties and assets and to carry on its business as described in its current registration statement on Form N-1A;

**(b)** Survivor Fund is a duly established and designated series of Trust.

**(c)** The execution, delivery, and performance of this Agreement have been duly authorized at the date hereof by all necessary action on the part of Trust's Board; and this Agreement constitutes a valid and legally binding obligation of Trust, with respect to Survivor Fund, enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, fraudulent transfer, reorganization, receivership, moratorium, and other laws affecting the rights and remedies of creditors generally and general principles of equity;

**(d)** All issued and outstanding Survivor Fund Shares are, and at the Effective Time will be, duly and validly issued and outstanding, fully paid, and non-assessable by Trust and have been offered and sold in every state and the District of Columbia in compliance in all material respects with applicable registration requirements of the 1933 Act and state securities laws; and Survivor Fund does not have outstanding any options, warrants, or other rights to subscribe for or purchase any Survivor Fund Shares, nor are there outstanding any securities convertible into any Survivor Fund Shares. All of the Survivor Fund Shares to be issued and delivered to Trust, for the account of the Target Fund shareholders, pursuant to this Agreement, will on the Closing Date have been duly authorized and, when so issued and delivered, will be duly and validly and legally issued Survivor Fund Shares and be fully paid and non-assessable by Trust;

(e) No consideration other than Survivor Fund Shares (and Survivor Fund's assumption of the Liabilities) will be issued in exchange for the Assets in the Reorganization;

(f) Trust, with respect to Survivor Fund, is not currently engaged in, and its execution, delivery, and performance of this Agreement and consummation of the Reorganization will not result in, (1) a conflict with or material violation of any provision of Delaware Law, Trust's Declaration of Trust, or any Undertaking to which Trust, on Survivor Fund's behalf, is a party or by which it is bound or (2) the acceleration of any obligation, or the imposition of any penalty, under any Undertaking, judgment, or decree to which Trust, on Survivor Fund's behalf, is a party or by which it is bound;

(g) No litigation, administrative proceeding, action, or investigation of or before any court, governmental body, or arbitrator is presently pending or, to Trust's knowledge, threatened against Trust, with respect to Survivor Fund or any of its properties or assets attributable or allocable to Survivor Fund, that, if adversely determined, would materially and adversely affect Survivor Fund's financial condition or the conduct of its business; and Trust, on Survivor Fund's behalf, knows of no facts that might form the basis for the institution of any such litigation, proceeding, action, or investigation and is not a party to or subject to the provisions of any order, decree, judgment, or award of any court, governmental body, or arbitrator that materially and adversely affects Survivor Fund's business or Trust's ability to consummate the transactions contemplated hereby;

(h) Survivor Fund is (and will be) classified as an association that is taxable as a Trust, for federal tax purposes; Survivor Fund is a "fund" (as defined in section 851(g)(2), eligible for treatment under section 851(g)(1)) and has not taken and will not take any steps inconsistent with its qualification as such or its qualification and eligibility for treatment as a RIC under sections 851 and 852; for each taxable year of its operation (including its current taxable year), Survivor Fund has met (and for that year will meet) the requirements of Part I of Subchapter M for qualification as a RIC for its taxable year in which the Reorganization occurs, Survivor Fund will meet those requirements, and will be eligible to and will compute its federal income tax under section 852, for its taxable year in which the Reorganization occurs; and Survivor Fund intends to continue to meet all those requirements, and to be eligible to and to so compute its federal income tax, for the next taxable year;

(i) There is no plan or intention for Survivor Fund to be dissolved or merged into another statutory or business trust or a Trust or any "fund" thereof (as defined in section 851(g)(2)) following the Reorganization;

(j) Assuming the truthfulness and correctness of Trust's representation and warranty in paragraph 3.1(o), immediately after the Reorganization (1) not more than 25% of the value of Survivor Fund's total assets (excluding cash, cash items, and Government securities) will be invested in the stock and securities of any one issuer and (2) not more than 50% of the value of those assets will be invested in the stock and securities of five or fewer issuers;

(k) Immediately after the Effective Time, Survivor Fund will not be under the jurisdiction of a court in a "title 11 or similar case" (as defined in section 368(a)(3)(A));

**(l)** The information to be furnished by Trust for use in no-action letters, applications for orders, registration statements, proxy materials, and other documents filed or to be filed with any federal, state, or local regulatory authority (including FINRA) that may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with federal securities laws and other laws and regulations; and the N-14 will, at the Effective Time, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

**(m)** The Declaration of Trust permit Trust to vary its shareholders' investment; Trust will not have a fixed pool of assets; and each series thereof (including the Survivor Fund) will be a managed portfolio of securities, and Adviser will have the authority to buy and sell securities for the Survivor Fund;

**(n)** Survivor Fund will acquire at least 90% of the fair market value of the net assets and at least 70% of the fair market value of the gross assets held by Target Fund immediately prior to the Reorganization. For purposes of this representation, amounts paid by Target Fund to dissenters, amounts used by Target Fund to pay Target Fund's Reorganization expenses, amounts paid by Target Fund to shareholders who receive cash or other property, and all redemptions and distributions (except redemptions in the ordinary course of Target Fund's business as an open-end investment company pursuant to section 22(e) of the 1940 Act and regular, normal dividends) made by Target Fund immediately preceding the Reorganization will be included as assets of Target Fund held immediately prior to the Reorganization;

**(o)** Survivor Fund has no plan or intention to reacquire any of Survivor Fund Shares issued in the Reorganization, except in the ordinary course of its business as an open-end Trust pursuant to section 22(e) of the 1940 Act;

**(p)** Survivor Fund is in the same line of business as Target Fund preceding the Reorganization for purposes of Treasury Regulations section 1.368-1(d)(2). Following the Reorganization, Survivor Fund will continue such line of business or use a significant portion of Target Fund's portfolio assets in a business, and Survivor Fund has no plan or intention to change such line of business. Survivor Fund did not enter into any line of business as part of the plan of reorganization. At the Closing, at least 33 1/3% of Target Fund's portfolio assets (by fair market value) will meet the investment objectives, strategies, policies, risks and restrictions of Survivor Fund. Survivor Fund has no plan or intention to change any of its investment objectives, strategies, policies, risks and restrictions after the Reorganization;

**(q)** To the best of the knowledge of Survivor Fund's management, (i) there is no plan or intention by Target Fund shareholders to sell, exchange, redeem, or otherwise dispose of a number of Target Fund Shares (or Survivor Fund Shares received in the Reorganization), in connection with the Reorganization, that would reduce the Target Fund shareholders' ownership of Target Fund Shares (or equivalent Survivor Fund Shares) to a number of shares that was less than 50 percent of the number of Target Fund Shares outstanding prior to the Closing; and (ii) there is no plan or intention by any shareholder owning 5% or more of the Target Fund Shares to sell, exchange, redeem, or otherwise dispose of any Target Fund Shares (or Survivor Fund Shares received in the Reorganization), in connection with the Reorganization;

**(r)** There is no plan or intention for Survivor Fund or any person related (as defined in Treasury Regulations section 1.368-1(e)(4)) to Survivor Fund, to acquire or redeem any of the Survivor Fund Shares issued in the Reorganization, either directly or through any transaction, agreement, or arrangement with any other person, other than redemptions by Survivor Fund in the ordinary course of its business as an open-end Trust pursuant to section 22(e) of the 1940 Act; and

**(s)** There is no intercorporate indebtedness existing between Survivor Fund and Target Fund that was issued, acquired, or will be settled at a discount.

**3.3** Trust, on behalf of the Target Fund, and Trust, on behalf of the Survivor Fund, respectively, hereby further covenant as follows:

    **(a)** No governmental consents, approvals, authorizations, or filings are required under the 1933 Act, the Securities Exchange Act of 1934, as amended, the 1940 Act, or state securities laws, and no consents, approvals, authorizations, or orders of any court are required, for its execution or performance of this Agreement on either Fund's behalf, except for (1) Trust's filing with the Commission of a combined prospectus/information statement on Form N-14 relating to the Survivor Fund Shares issuable hereunder, and any supplement or amendment thereto, including therein a prospectus ("N-14"), and (2) consents, approvals, authorizations, and filings that have been made or received or may be required after the Effective Time;

    **(b)** The fair market value of the Survivor Fund Shares each Shareholder receives will be equal to the fair market value of its Target Fund Shares it actually or constructively surrenders in exchange therefor;

    **(c)** The Shareholders will pay their own expenses (such as fees of personal investment or tax advisers for advice regarding the Reorganization), if any, incurred in connection with the Reorganization;

    **(d)** The fair market value of the Assets will equal or exceed the Liabilities to be assumed by Survivor Fund and those to which the Assets are subject;

    **(e)** None of the compensation received by any Shareholder who or that is an employee of or service provider to Target Fund will be separate consideration for, or allocable to, any of the Target Fund Shares that Shareholder holds; none of the Survivor Fund Shares any such Shareholder receives will be separate consideration for, or allocable to, any employment agreement, investment advisory agreement, or other service agreement; and the compensation paid to any such Shareholder will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's-length for similar services; and

    **(f)** No expenses incurred by Target Fund or on its behalf in connection with the Reorganization will be paid or assumed by Survivor Fund, Adviser, or any other third party unless those expenses are solely and directly related to the Reorganization (determined in accordance with the guidelines set forth in Rev. Rul. 73-54, 1973-1 C.B. 187) ("Reorganization Expenses"), and no cash or property other than Survivor Fund Shares will be transferred to Target Fund or any of its shareholders with the intention that it be used to pay any expenses (even Reorganization Expenses) thereof.

## 4. COVENANTS

**4.1** Trust covenants to take all action necessary to obtain approval of the transactions contemplated hereby.

**4.2** Trust covenants to prepare the N-14 in compliance with applicable federal and state securities laws.

**4.3** Trust covenants that it will, from time to time, as and when requested by the other, execute and deliver or cause to be executed and delivered all assignments and other instruments, and will take or cause to be taken any further action(s), it deems necessary or desirable in order to vest in, and confirm to, (a) Trust, on Survivor Fund's behalf, title to and possession of all the Assets, and (b) Trust, on Target Fund's behalf, title to and possession of the Survivor Fund Shares to be delivered hereunder, and otherwise to carry out the intent and purpose hereof.

**4.4** Trust covenants to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act, and applicable state securities laws it deems appropriate to commence and continue Survivor Fund's operations after the Effective Time.

**4.5** Subject to this Agreement, Trust covenants to take or cause to be taken all actions, and to do or cause to be done all things, reasonably necessary, proper, or advisable to consummate and effectuate the transactions contemplated hereby.

## 5. CONDITIONS PRECEDENT

Each Fund's obligations hereunder shall be subject to (a) performance by the other Fund of all its obligations to be performed hereunder at or before the Closing, (b) all representations and warranties on behalf of the other Fund contained herein being true and correct in all material respects at the date hereof and, except as they may be affected by the transactions contemplated hereby, at the Effective Time, with the same force and effect as if made at that time, and (c) the following further conditions that, at or before that time:

**5.1** This Agreement and the transactions contemplated hereby shall have been duly adopted and approved by the Board, on behalf of each Fund;

**5.2** All necessary filings shall have been made with the Commission and state securities authorities, and no order or directive shall have been received that any other or further action is required to permit Trust to carry out the transactions contemplated hereby. The N-14 shall have become effective under the 1933 Act, no stop orders suspending the effectiveness thereof shall have been issued, and, to Trust's best knowledge, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened, or contemplated under the 1933 Act or the 1940 Act. The Commission shall not have issued an unfavorable report with respect to the Reorganization under section 25(b) of the 1940 Act nor instituted any proceedings seeking to enjoin consummation of the transactions contemplated hereby under section 25(c) of the 1940 Act. All consents, orders, and permits of federal, state, and local regulatory authorities (including the Commission and state securities authorities) Trust deems necessary to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain same would not involve a risk of a material adverse effect on either Fund's assets or properties;

**5.3** At the Effective Time, no action, suit, or other proceeding shall be pending (or, to Trust's best knowledge, threatened to be commenced) before any court, governmental agency, or arbitrator in which it is sought to enjoin the performance of, restrain, prohibit, affect the enforceability of, or obtain damages or other relief in connection with, the transactions contemplated hereby;

**5.4** Prior to the Closing, Target Fund shall have declared a dividend or dividends which, together with all previous such dividends shall have the effect of distributing to Target Fund Shareholders all of Target Fund's Trust taxable income for all taxable periods ending at the Effective Time (computed without regard to any deduction for dividends paid) and all of the net capital gains realized in all taxable periods ending at the Effective Time (after reduction for any capital loss carryforward).

**5.5** At any time before the Closing, Trust may waive any of the foregoing conditions (except those set forth in paragraphs 5.1, 5.2 and 5.4) if, in the judgment of the Board, that waiver will not have a material adverse effect on the applicable Fund's shareholders' interests.

**6. EXPENSES**

Subject to complying with the representation and warranty contained in paragraph 3.3(f), Adviser shall bear the entirety of the total Reorganization Expenses. The Reorganization Expenses include (1) costs associated with obtaining any necessary order of exemption from the 1940 Act, preparing and filing Target Fund's prospectus supplements and the N-14, and printing and distributing Survivor Fund's prospectus and the N-14, (2) legal and accounting fees, (3) transfer taxes for foreign securities and (4) any and all incremental Blue Sky fees. Notwithstanding the foregoing, expenses shall be paid by the Fund directly incurring them if and to the extent that the payment thereof by another person would result in that Fund's disqualification as a RIC.

**7. ENTIRE AGREEMENT; NO SURVIVAL**

Trust, on behalf of the Target Fund, and Trust on behalf of the Survivor Fund, has not made any representation, warranty, or covenant not set forth herein, and this Agreement constitutes the entire agreement of Trust, on behalf of the Target Fund, and Trust on behalf of the Survivor Fund. The representations, warranties, and covenants contained herein or in any document delivered pursuant hereto or in connection herewith shall not survive the Closing.

**8. TERMINATION**

This Agreement may be terminated at any time at or before the Closing with respect to the applicable Reorganization by resolution of either the Board, on behalf of the Target Fund, or the Board, on behalf of the Survivor Fund, if circumstances should develop that, in the opinion of that Board, make proceeding with the Agreement inadvisable with respect to the Target Fund or the Survivor Fund, respectively. Any such termination resolution will be effective when made.

**9. AMENDMENTS**

This Agreement may be amended, modified or supplemented in such manner as may be deemed necessary or advisable by the authorized officers of Trust, on behalf of the Target Fund, and Trust, on behalf of the Survivor Fund.

**10. SEVERABILITY**

Any term or provision hereof that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of that invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions hereof or affecting the validity or enforceability of any of the terms and provisions hereof in any other jurisdiction.

**11. MISCELLANEOUS**

**11.1** This Agreement shall be governed by and construed in accordance with Delaware Law, without giving effect to principles of conflicts of laws; provided that, in the case of any conflict between that law and the federal securities laws, the latter shall govern.

**11.2** Nothing expressed or implied herein is intended or shall be construed to confer on or give any person, firm, trust, or Trust other than Trust, on Survivor Fund's behalf, or Trust, on Target Fund's behalf, and their respective successors and assigns any rights or remedies under or by reason of this Agreement.

A-12

**11.3**  Notice is hereby given that this instrument is executed and delivered on behalf of Trust's directors solely in their capacities as directors, and not individually, and that Trust's obligations under this instrument are not binding on or enforceable against any of its directors, officers, shareholders, or series other than the applicable Fund but are only binding on and enforceable against its property attributable to and held for the benefit of such applicable Fund ("Fund's Property") and not Trust's property attributable to and held for the benefit of any other series thereof.  Trust, in asserting any rights or claims under this Agreement on its or a Fund's behalf, shall look only to the corresponding Fund's Property in settlement of those rights or claims and not to the property of any other series of Trust or to those directors, officers, or shareholders.

**11.4**  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been executed by Trust, on behalf of Target Fund, and Trust on behalf of Survivor Fund.  The headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation hereof.


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**IN WITNESS WHEREOF**, each party has caused this Agreement to be executed and delivered by its duly authorized officer as of the day and year first written above.


NORTHERN LIGHTS FUND TRUST, on behalf of GRANT PARK MANAGED FUTURES STRATEGY FUND

By:     Kevin Wolf
        President and Principal Executive Officer

        _____


NORTHERN LIGHTS FUND TRUST, on behalf of GRANT PARK MULTI ALTERNATIVE STRATEGIES FUND

By:     Kevin Wolf
        President and Principal Executive Officer

        _____

CONSOLIDATED FINANCIAL HIGHLIGHTS

The consolidated financial highlights tables are intended to help you understand the Funds' financial performance for the periods shown. Certain information reflects financial results for a single Fund share. The total returns in the tables reflect the rates an investment in each Fund would have earned (or lost), assuming reinvestment of all dividends and distributions. The following information for the fiscal years ended September 30 has been derived from the Funds' consolidated financial statements, which have been audited by RSM US, LLP, independent registered public accounting firm. It is an integral part of the Funds' audited consolidated financial statements included in the Funds' Annual Report to shareholders and incorporated by reference into the Statement of Additional Information. The following information for the six month period ended March 31, 2017 has been derived from the Funds' semi-annual consolidated financial statements, which have not been audited. It is an integral part of the Funds' unaudited consolidated financial statements included in the Fund's Semi-Annual Report to shareholders and incorporated by reference into the Statement of Additional Information. This should be read in conjunction with those consolidated financial statements.

*Grant Park Managed Futures Strategy Fund*

CONSOLIDATED FINANCIAL HIGHLIGHTS

Per Share Data and Ratios for a Share of Beneficial Interest Outstanding Throughout Each Period Presented

Class A

| | Six Months Ended March 31, 2017 | Year Ended September 30, 2016 | Year Ended September 30, 2015 | Period Ended September 30, 2014 * | Year Ended January 31, 2014 | Year Ended January 31, 2013 |
|---|---|---|---|---|---|---|
| | (Unaudited) | | | | | |
| Net asset value, beginning of period | $ 9.35 | $ 9.04 | $ 8.95 | $ 8.74 | $ 9.43 | $ 9.80 |
| Activity from investment operations: | | | | | | |
| Net investment loss (1) | (0.02) | (0.11) | (0.18) | (0.09) | (0.17) | (0.31) |
| Net realized and unrealized gain (loss) | 0.21 | 0.45 | 0.36 | 0.30 | (0.52) | (0.06) |
| Total from investment operations | 0.19 | 0.34 | 0.18 | 0.21 | (0.69) | (0.37) |
| Less distributions from: | | | | | | |
| Net investment income | (0.49) | (0.03) | (0.09) | - | - | - |
| Net realized gains | (0.00) (2) | - | - | - | - | - |
| Total distributions | (0.49) | (0.03) | (0.09) | - | - | - |
| Paid-in-capital from redemption fees (2) | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| Net asset value, end of period | $ 9.05 | $ 9.35 | $ 9.04 | $ 8.95 | $ 8.74 | $ 9.43 |
| Total return (3) | 2.09% (4) | 3.76% | 1.95% | 2.40% (4) | (7.32)% | (3.78)% |
| Net assets, at end of period (000s) | $ 6,034 | $ 8,330 | $ 15,589 | $ 19,851 | $ 36,304 | $ 40,935 |
| Ratios/Supplemental Data: | | | | | | |
| Ratio of gross expenses to average net assets (5) | 2.74% (6) | 2.10% | 2.10% | 2.42% (6) | 2.12% | 3.50% |
| Ratio of net expenses to average net assets | 1.90% (6) | 1.90% | 1.90% | 1.92% (6) | 1.94% | 3.33% |
| Ratio of net investment loss to average net assets | (0.50)% (6) | (1.25)% | (1.84)% | (1.86)% (6) | (1.86)% | (3.20)% |
| Portfolio Turnover Rate | 1% (4) | 21% | 252% | 99% (4) | 128% | 120% |

\* The Fund's fiscal year end changed from January 31 to September 30, effective February 1, 2014. Therefore, period represented is from February 1, 2014 through September 30, 2014.

(1) Per share amounts calculated using the average shares method, which more appropriately presents the per share data for the period.

(2) Less than $0.005 per share.

(3) Total returns are historical in nature and assume changes in share price, reinvestment of dividends and capital gain distributions, if any. Had the advisor not absorbed a portion of Fund expenses, total returns would have been lower.

(4) Not annualized.

(5) Represents the ratio of expenses to average net assets absent fee waivers and/or expense reimbursements by the advisor.

(6) Annualized for periods less than one full year.

The accompanying notes are an integral part of these consolidated financial statements.

## Grant Park Managed Futures Strategy Fund

### CONSOLIDATED FINANCIAL HIGHLIGHTS

Per Share Data and Ratios for a Share of Beneficial Interest Outstanding Throughout Each Period Presented

Class C

| | Six Months Ended March 31, 2017 | Year Ended September 30, 2016 | Year Ended September 30, 2015 | Period Ended September 30, 2014 * | Year Ended January 31, 2014 | Year Ended January 31, 2013 |
|---|---|---|---|---|---|---|
| | (Unaudited) | | | | | |
| Net asset value, beginning of period | $ 9.04 | $ 8.78 | $ 8.72 | $ 8.55 | $ 9.30 | $ 9.74 |
| Activity from investment operations: | | | | | | |
| Net investment loss (1) | (0.06) | (0.18) | (0.24) | (0.14) | (0.23) | (0.38) |
| Net realized and unrealized gain (loss) | 0.21 | 0.44 | 0.34 | 0.31 | (0.52) | (0.06) |
| Total from investment operations | 0.15 | 0.26 | 0.10 | 0.17 | (0.75) | (0.44) |
| | | | | | | |
| Less distributions from: | | | | | | |
| Net investment income | (0.40) | - | (0.04) | - | - | - |
| Net realized gains | (0.00) (2) | - | - | - | - | - |
| Total distributions | (0.40) | - | (0.04) | - | - | - |
| | | | | | | |
| Paid-in-capital from redemption fees (2) | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| | | | | | | |
| Net asset value, end of period | $ 8.79 | $ 9.04 | $ 8.78 | $ 8.72 | $ 8.55 | $ 9.30 |
| | | | | | | |
| Total return (3) | 1.71% (4) | 2.96% | 1.12% | 1.99% (4) | (8.06)% | (4.52)% |
| | | | | | | |
| Net assets, at end of period (000s) | $ 3,221 | $ 3,802 | $ 5,315 | $ 4,961 | $ 6,773 | $ 6,342 |
| | | | | | | |
| Ratios/Supplemental Data: | | | | | | |
| Ratio of gross expenses to average net assets (5) | 3.49% (6) | 2.85% | 2.83% | 3.18% (6) | 2.87% | 4.26% |
| Ratio of net expenses to average net assets | 2.65% (6) | 2.65% | 2.65% | 2.67% (6) | 2.69% | 4.08% |
| Ratio of net investment loss to average net assets | (1.25)% (6) | (1.97)% | (2.59)% | (2.61)% (6) | (2.61)% | (3.95)% |
| Portfolio Turnover Rate | 1% (4) | 21% | 252% | 99% (4) | 128% | 120% |

* The Fund's fiscal year end changed from January 31 to September 30, effective February 1, 2014. Therefore, period represented is from February 1, 2014 through September 30, 2014.

(1) Per share amounts calculated using the average shares method, which more appropriately presents the per share data for the period.

(2) Less than $0.005 per share.

(3) Total returns are historical in nature and assume changes in share price, reinvestment of dividends and capital gain distributions, if any. Had the advisor not absorbed a portion of Fund expenses, total returns would have been lower.

(4) Not annualized.

(5) Represents the ratio of expenses to average net assets absent fee waivers and/or expense reimbursements by the advisor.

(6) Annualized for periods less than one full year.

The accompanying notes are an integral part of these consolidated financial statements.

A-16

### Grant Park Managed Futures Strategy Fund
**CONSOLIDATED FINANCIAL HIGHLIGHTS**
Per Share Data and Ratios for a Share of Beneficial Interest Outstanding Throughout Each Period Presented

**Class I**

| | Six Months Ended March 31, 2017 | Year Ended September 30, 2016 | Year Ended September 30, 2015 | Period Ended September 30, 2014 * | Year Ended January 31, 2014 | Year Ended January 31, 2013 |
|---|---|---|---|---|---|---|
| | (Unaudited) | | | | | |
| Net asset value, beginning of period | $ 9.42 | $ 9.13 | $ 9.03 | $ 8.80 | $ 9.48 | $ 9.82 |
| Activity from investment operations: | | | | | | |
| Net investment loss (1) | (0.01) | (0.09) | (0.15) | (0.08) | (0.15) | (0.28) |
| Net realized and unrealized gain (loss) | 0.21 | 0.45 | 0.36 | 0.31 | (0.53) | (0.06) |
| Total from investment operations | 0.20 | 0.36 | 0.21 | 0.23 | (0.68) | (0.34) |
| Less distributions from: | | | | | | |
| Net investment income | (0.52) | (0.07) | (0.11) | - | - | - |
| Net realized gains | (0.00) (2) | - | - | - | - | - |
| Total distributions | (0.52) | (0.07) | (0.11) | - | - | - |
| Paid-in-capital from redemption fees (2) | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| Net asset value, end of period | $ 9.10 | $ 9.42 | $ 9.13 | $ 9.03 | $ 8.80 | $ 9.48 |
| Total return (3) | 2.21% (4) | 3.94% | 2.29% | 2.61% (4) | (7.17)% | (3.46)% |
| Net assets, at end of period (000s) | $ 16,719 | $ 26,814 | $ 31,040 | $ 24,770 | $ 30,047 | $ 41,241 |
| Ratios/Supplemental Data: | | | | | | |
| Ratio of gross expenses to average net assets (5) | 2.48% (6) | 1.86% | 1.80% | 2.18% (6) | 1.88% | 3.26% |
| Ratio of net expenses to average net assets | 1.65% (6) | 1.65% | 1.65% | 1.67% (6) | 1.69% | 3.08% |
| Ratio of net investment loss to average net assets | (0.33)% (6) | (0.95)% | (1.59)% | (1.61)% (6) | (1.61)% | (2.95)% |
| Portfolio Turnover Rate | 1% (4) | 21% | 252% | 99% (4) | 128% | 120% |

\* The Fund's fiscal year end changed from January 31 to September 30, effective February 1, 2014. Therefore, period represented is from February 1, 2014 through September 30, 2014.

(1) Per share amounts calculated using the average shares method, which more appropriately presents the per share data for the period.

(2) Less than $0.005 per share.

(3) Total returns are historical in nature and assume changes in share price, reinvestment of dividends and capital gain distributions, if any. Had the advisor not absorbed a portion of Fund expenses, total returns would have been lower.

(4) Not annualized.

(5) Represents the ratio of expenses to average net assets absent fee waivers and/or expense reimbursements by the advisor.

(6) Annualized for periods less than one full year.

The accompanying notes are an integral part of these consolidated financial statements.

### Grant Park Managed Futures Strategy Fund
CONSOLIDATED FINANCIAL HIGHLIGHTS

Per Share Data and Ratios for a Share of Beneficial Interest Outstanding Throughout Each Period Presented

Class N

| | Six Months Ended March 31, 2017 | | Year Ended September 30, 2016 | | Year Ended September 30, 2015 | | Period Ended September 30, 2014 * | | Year Ended January 31, 2014 | | Year Ended January 31, 2013 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | (Unaudited) | | | | | | | | | | |
| Net asset value, beginning of period | $ 9.34 | | $ 9.04 | $ | 8.95 | $ | 8.74 | | $ 9.44 | $ | 9.80 |
| Activity from investment operations: | | | | | | | | | | | |
| Net investment loss (1) | (0.02) | | (0.11) | | (0.18) | | (0.09) | | (0.17) | | (0.31) |
| Net realized and unrealized gain (loss) | 0.20 | | 0.45 | | 0.36 | | 0.30 | | (0.53) | | (0.05) |
| Total from investment operations | 0.18 | | 0.34 | | 0.18 | | 0.21 | | (0.70) | | (0.36) |
| Less distributions from: | | | | | | | | | | | |
| Net investment income | (0.49) | | (0.04) | | (0.09) | | - | | - | | - |
| Net realized gains | (0.00) | (2) | - | | - | | - | | - | | - |
| Total distributions | (0.49) | | (0.04) | | (0.09) | | - | | - | | - |
| Paid-in-capital from redemption fees (2) | 0.00 | | 0.00 | | 0.00 | | 0.00 | | 0.00 | | 0.00 |
| Net asset value, end of period | $ 9.03 | | $ 9.34 | $ | 9.04 | $ | 8.95 | | $ 8.74 | $ | 9.44 |
| Total return (3) | 2.05% | (4) | 3.76% | | 1.95% | | 2.40% | (4) | (7.42)% | | (3.67)% |
| Net assets, at end of period (000s) | $ 1,505 | | $ 3,349 | $ | 3,992 | $ | 4,959 | | $ 9,475 | $ | 39,601 |
| Ratios/Supplemental Data: | | | | | | | | | | | |
| Ratio of gross expenses to average net assets (5) | 2.72% | (6) | 2.10% | | 2.09% | | 2.42% | (6) | 2.12% | | 3.50% |
| Ratio of net expenses to average net assets | 1.90% | (6) | 1.90% | | 1.90% | | 1.92% | (6) | 1.94% | | 3.33% |
| Ratio of net investment loss to average net assets | (0.49)% | (6) | (1.21)% | | (1.84)% | | (1.86)% | (6) | (1.85)% | | (3.20)% |
| Portfolio Turnover Rate | 1% | (4) | 21% | | 252% | | 99% | (4) | 128% | | 120% |

\* The Fund's fiscal year end changed from January 31 to September 30, effective February 1, 2014. Therefore, period represented is from February 1, 2014 through September 30, 2014.

(1) Per share amounts calculated using the average shares method, which more appropriately presents the per share data for the period.

(2) Less than $0.005 per share.

(3) Total returns are historical in nature and assume changes in share price, reinvestment of dividends and capital gain distributions, if any. Had the advisor not absorbed a portion of Fund expenses, total returns would have been lower.

(4) Not annualized.

(5) Represents the ratio of expenses to average net assets absent fee waivers and/or expense reimbursements by the advisor.

(6) Annualized for periods less than one full year.

The accompanying notes are an integral part of these consolidated financial statements.

### Grant Park Multi Alternative Strategies Fund

CONSOLIDATED FINANCIAL HIGHLIGHTS

Per Share Data and Ratios for a Share of Beneficial Interest Outstanding Throughout Each Period Presented

Class A

| | Six Months Ended March 31, 2017 | | Year Ended September 30, 2016 | | Year Ended September 30, 2015 | | Period Ended September 30, 2014 (1) | |
|---|---|---|---|---|---|---|---|---|
| | (Unaudited) | | | | | | | |
| Net asset value, beginning of period | $ 11.23 | | $ 10.78 | | $ 10.58 | | $ 10.00 | |
| Activity from investment operations: | | | | | | | | |
| Net investment income (loss) (2) | 0.00 | (3) | (0.05) | | (0.10) | | 0.61 | |
| Net realized and unrealized gain (loss) | (0.53) | | 0.64 | | 0.65 | | (0.03) | |
| Total from investment operations | (0.53) | | 0.59 | | 0.55 | | 0.58 | |
| Less distributions from: | | | | | | | | |
| Net investment income | (0.18) | | (0.06) | | (0.35) | | - | |
| Net realized gains | - | | (0.08) | | - | | - | |
| Total distributions | (0.18) | | (0.14) | | (0.35) | | - | |
| Paid-in-capital from redemption fees (3) | 0.00 | | 0.00 | | 0.00 | | 0.00 | |
| Net asset value, end of period | $ 10.52 | | $ 11.23 | | $ 10.78 | | $ 10.58 | |
| Total return (4) | (4.72)% | (5) | 5.56% | | 5.23% | | 5.80% | (5) |
| Net assets, at end of period (000s) | $ 38,916 | | $ 43,005 | | $ 23,547 | | $ 3,076 | |
| Ratios/Supplemental Data: | | | | | | | | |
| Ratio of gross expenses to average net assets, including interest expense (6) | 1.77% | (7,8) | 1.80% (9) | | 1.82% (9) | | 4.23% | (7,9) |
| Ratio of net expenses to average net assets, including interest expense | 1.81% | (7,8) | 1.83% (9) | | 1.82% (9) | | 1.97% | (7,9) |
| Ratio of net investment income (loss) to average net assets | (0.05)% | (7) | (0.50)% | | (0.87)% | | 7.87% | (7) |
| Portfolio Turnover Rate | 14% | (5) | 17% | | 129% | | 0% | (5) |

(1)    The Grant Park Multi Alternative Strategies Fund commenced operations December 31, 2013.

(2)    Per share amounts calculated using the average shares method, which more appropriately presents the per share data for the period.

(3)    Less than $0.005 per share.

(4)    Total returns are historical in nature and assume changes in share price, reinvestment of dividends and capital gain distributions, if any. Had the advisor not absorbed a portion of Fund expenses for the year ended September 30, 2015 and the period ended September 30, 2014, total returns would have been lower.

(5)    Not annualized.

(6)    Represents the ratio of expenses to average net assets absent fee waivers or expense recapture by the advisor. Interest expense is not included in the waiver.

(7)    Annualized for periods less than one full year.

(8)    Ratios of gross and net expenses to average net assets, excluding interest expense are 1.75% and 1.79%, respectively.

(9)    Ratios of gross and net expenses to average net assets, excluding interest expense are 1.79% and 1.82%, 1.81% and 1.81%, and 4.22% and 1.96%, for the year ended September 30, 2016, the year ended September 30, 2016 and the period ended September 30, 2014, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

## Grant Park Multi Alternative Strategies Fund

### CONSOLIDATED FINANCIAL HIGHLIGHTS

Per Share Data and Ratios for a Share of Beneficial Interest Outstanding Throughout Each Period Presented

**Class C**

| | Six Months Ended March 31, 2017 | | Year Ended September 30, 2016 | | Year Ended September 30, 2015 | | Period Ended September 30, 2014 (1) | |
|---|---|---|---|---|---|---|---|---|
| | (Unaudited) | | | | | | | |
| Net asset value, beginning of period | $ 11.08 | | $ 10.68 | | $ 10.53 | | $ 10.00 | |
| Activity from investment operations: | | | | | | | | |
| Net investment income (loss) (2) | (0.04) | | (0.12) | | (0.18) | | 0.72 | |
| Net realized and unrealized gain (loss) | (0.53) | | 0.62 | | 0.65 | | (0.19) | |
| Total from investment operations | (0.57) | | 0.50 | | 0.47 | | 0.53 | |
| Less distributions from: | | | | | | | | |
| Net investment income | (0.12) | | (0.02) | | (0.32) | | - | |
| Net realized gains | - | | (0.08) | | - | | - | |
| Total distributions | (0.12) | | (0.10) | | (0.32) | | - | |
| Paid-in-capital from redemption fees (3) | 0.00 | | 0.00 | | 0.00 | | 0.00 | |
| Net asset value, end of period | $ 10.39 | | $ 11.08 | | $ 10.68 | | $ 10.53 | |
| Total return (4) | (5.08)% | (5) | 4.71% | | 4.52% | | 5.30% | (5) |
| Net assets, at end of period (000s) | $ 9,529 | | $ 9,897 | | $ 4,510 | | $ 891 | |
| Ratios/Supplemental Data: | | | | | | | | |
| Ratio of gross expenses to average net assets, including interest expense (6) | 2.52% | (7,8) | 2.54% (9) | | 2.59% (9) | | 4.63% | (7,9) |
| Ratio of net expenses to average net assets, including interest expense | 2.56% | (7,8) | 2.58% (9) | | 2.59% (9) | | 2.72% | (7,9) |
| Ratio of net investment income (loss) to average net assets | (0.71)% | (7) | (1.08)% | | (1.64)% | | 9.22% | (7) |
| Portfolio Turnover Rate | 14% | (5) | 17% | | 129% | | 0% | (5) |

(1) The Grant Park Multi Alternative Strategies Fund commenced operations December 31, 2013.

(2) Per share amounts calculated using the average shares method, which more appropriately presents the per share data for the period.

(3) Less than $0.005 per share.

(4) Total returns are historical in nature and assume changes in share price, reinvestment of dividends and capital gain distributions, if any. Had the advisor not absorbed a portion of Fund expenses for the year ended September 30, 2015 and the period ended September 30, 2014, total returns would have been lower.

(5) Not annualized.

(6) Represents the ratio of expenses to average net assets absent fee waivers or expense recapture by the advisor. Interest expense is not included in the waiver.

(7) Annualized for periods less than one full year.

(8) Ratios of gross and net expenses to average net assets, excluding interest expense are 2.50% and 2.54%, respectively.

(9) Ratios of gross and net expenses to average net assets, excluding interest expense are 2.53% and 2.57%, 2.58% and 2.58%, and 4.62% aand 2.71%, for the year ended Semptember 30, 2016, the year ended September 30, 2015, and the period ended September 30, 2014, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

A-20

### Grant Park Multi Alternative Strategies Fund
**CONSOLIDATED FINANCIAL HIGHLIGHTS**

Per Share Data and Ratios for a Share of Beneficial Interest Outstanding Throughout Each Period Presented

**Class I**

| | Six Months Ended March 31, 2017 | | Year Ended September 30, 2016 | | Year Ended September 30, 2015 | | Period Ended September 30, 2014 (1) | |
|---|---|---|---|---|---|---|---|---|
| | (Unaudited) | | | | | | | |
| Net asset value, beginning of period | $ 11.29 | | $ 10.84 | | $ 10.61 | | $ 10.00 | |
| Activity from investment operations: | | | | | | | | |
| Net investment income (loss) (2) | 0.01 | | 0.00 | (3) | (0.07) | | (0.19) | |
| Net realized and unrealized gain (loss) | (0.53) | | 0.61 | | 0.65 | | 0.80 | |
| Total from investment operations | (0.52) | | 0.61 | | 0.58 | | 0.61 | |
| Less distributions from: | | | | | | | | |
| Net investment income | (0.20) | | (0.08) | | (0.35) | | - | |
| Net realized gains | - | | (0.08) | | - | | - | |
| Total distributions | (0.20) | | (0.16) | | (0.35) | | - | |
| Paid-in-capital from redemption fees (3) | 0.00 | | 0.00 | | 0.00 | | 0.00 | |
| Net asset value, end of period | $ 10.57 | | $ 11.29 | | $ 10.84 | | $ 10.61 | |
| Total return (4) | (4.58)% | (5) | 5.70% | | 5.59% | | 6.10% | (5) |
| Net assets, at end of period (000s) | $ 167,763 | | $ 184,654 | | $ 77,087 | | $ 13,259 | |
| Ratios/Supplemental Data: | | | | | | | | |
| Ratio of gross expenses to average net assets, including interest expense (6) | 1.52% | (7,8) | 1.55% | (9) | 1.59% | (9) | 4.71% | (7,9) |
| Ratio of net expenses to average net assets, including interest expense | 1.56% | (7,8) | 1.58% | (9) | 1.59% | (9) | 1.72% | (7,9) |
| Ratio of net investment income (loss) to average net assets | 0.25% | (7) | 0.01% | | (0.67)% | | (2.51)% | (7) |
| Portfolio Turnover Rate | 14% | (5) | 17% | | 129% | | 0% | (5) |

(1) The Grant Park Multi Alternative Strategies Fund commenced operations December 31, 2013.

(2) Per share amounts calculated using the average shares method, which more appropriately presents the per share data for the period.

(3) Less than $0.005 per share.

(4) Total returns are historical in nature and assume changes in share price, reinvestment of dividends and capital gain distributions, if any. Had the advisor not absorbed a portion of Fund expenses for the year ended September 30, 2015 and the period ended September 30, 2014, total returns would have been lower.

(5) Not annualized.

(6) Represents the ratio of expenses to average net assets absent fee waivers or expense recapture by the advisor. Interest expense is not included in the waiver.

(7) Annualized for periods less than one full year.

(8) Ratios of gross and net expenses to average net assets, excluding interest expense are 1.50% and 1.54%, respectively.

(9) Ratios of gross and net expenses to average net assets, excluding interest expense are 1.54% and 1.57%, 1.58% and 1.58%, and 4.70% and 1.71%, for the year ended September 30, 2016, for the year ended September 30, 2015, and the period ended September 30, 2014, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

## Grant Park Multi Alternative Strategies Fund
### CONSOLIDATED FINANCIAL HIGHLIGHTS
Per Share Data and Ratios for a Share of Beneficial Interest Outstanding Throughout Each Period Presented

**Class N**

|  | Six Months Ended March 31, 2017 | | Year Ended September 30, 2016 | | Year Ended September 30, 2015 | | Period Ended September 30, 2014 (1) | |
|---|---|---|---|---|---|---|---|---|
|  | (Unaudited) | | | | | | | |
| Net asset value, beginning of period | $ | 11.25 | $ | 10.81 | $ | 10.59 | $ | 10.00 |
| Activity from investment operations: | | | | | | | | |
| Net investment income (loss) (2) | | (0.01) | | (0.02) | | (0.10) | | 0.14 |
| Net realized and unrealized gain (loss) | | (0.52) | | 0.61 | | 0.66 | | 0.45 |
| Total from investment operations | | (0.53) | | 0.59 | | 0.56 | | 0.59 |
| Less distributions from: | | | | | | | | |
| Net investment income | | (0.18) | | (0.07) | | (0.34) | | - |
| Net realized gains | | - | | (0.08) | | - | | - |
| Total distributions | | (0.18) | | (0.15) | | (0.34) | | - |
| Paid-in-capital from redemption fees (3) | | 0.00 | | 0.00 | | 0.00 | | 0.00 |
| Net asset value, end of period | $ | 10.54 | $ | 11.25 | $ | 10.81 | $ | 10.59 |
| Total return (4) | | (4.70)% (5) | | 5.48% | | 5.39% | | 5.90% (5) |
| Net assets, at end of period (000s) | $ | 35,319 | $ | 44,914 | $ | 13,017 | $ | 1,989 |
| Ratios/Supplemental Data: | | | | | | | | |
| Ratio of gross expenses to average net assets, including interest expense (6) | | 1.77% (7,8) | | 1.80% (9) | | 1.83% (9) | | 4.20% (7,9) |
| Ratio of net expenses to average net assets, including interest expense | | 1.81% (7,8) | | 1.84% (9) | | 1.83% (9) | | 1.97% (7,9) |
| Ratio of net investment income (loss) to average net assets | | (0.11)% (7) | | (0.20)% | | (0.91)% | | 1.87% (7) |
| Portfolio Turnover Rate | | 14% (5) | | 17% | | 129% | | 0% (5) |

(1) The Grant Park Multi Alternative Strategies Fund commenced operations December 31, 2013.

(2) Per share amounts calculated using the average shares method, which more appropriately presents the per share data for the period.

(3) Less than $0.005 per share.

(4) Total returns are historical in nature and assume changes in share price, reinvestment of dividends and capital gain distributions, if any. Had the advisor not absorbed a portion of Fund expenses for the year ended September 30, 2015 and the period ended September 30, 2014, total returns would have been lower.

(5) Not annualized.

(6) Represents the ratio of expenses to average net assets absent fee waivers or expense recapture by the advisor. Interest expense is not included in the waiver.

(7) Annualized for periods less than one full year.

(8) Ratios of gross and net expenses to average net assets, excluding interest expense are 1.75% and 1.79%, respectively.

(9) Ratios of gross and net expenses to average net assets, excluding interest expense are 1.81% and 1.83%, 1.82% and 1.82%, and 4.19% and 1.96%, for the year ended September 30, 2016, for the year ended September 30, 2015 and the period ended September 30, 2014, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

A-22

**STATEMENT OF ADDITIONAL INFORMATION**
**AUGUST 31, 2017**

**RELATING TO THE REORGANIZATION OF**
**GRANT PARK MANAGED FUTURES STRATEGY FUND**
**WITH AND INTO**
**GRANT PARK MULTI ALTERNATIVE STRATEGIES FUND**

**each a series of Northern Lights Fund Trust.**

**17605 Wright Street**
**Omaha, Nebraska 68130**

**855-501-4758**

This Statement of Additional Information is not a prospectus but should be read in conjunction with the Combined Prospectus/Information Statement dated August 31, 2017 (the "Combined Prospectus/Information Statement") for the Survivor Fund and the Target Fund, each a class (herein referred to as "series") of Northern Lights Fund Trust. (the "Trust"). Copies of the Combined Prospectus/Information Statement may be obtained at no charge by writing to the Grant Park Funds c/o Gemini Fund Services, LLC, Suite 2, 17605 Wright Street, Omaha, Nebraska 68130 45242 or by calling 1-855-501-4758.. Unless otherwise indicated, capitalized terms used in this Statement of Additional Information and not otherwise defined have the same meanings as are given to them in the Combined Prospectus/Information Statement.

This Statement of Additional Information contains information that may be of interest to shareholders of the Target Fund relating to the Reorganization, but that is not included in the Combined Prospectus/Information Statement. As described in the Combined Prospectus/Information Statement, the Reorganization would involve the transfer of substantially all of the assets, and the assumption of the liabilities, of the Target Fund in exchange for shares of the Survivor Fund. The Target Fund would distribute the Survivor Fund shares it receives to its shareholders in complete liquidation of the Target Fund.

The Funds will furnish, without charge, a copy of their most recent Annual Report and/or Semi-Annual Report. Requests should be directed to the Grant Park Funds c/o Gemini Fund Services, LLC, Suite 2, 17605 Wright Street, Omaha, Nebraska 68130 or by calling 1-855-501-4758.

**Deleted:** GRANT PARK MANAGED FUTURES STRATEGY FUND¶
AND ¶
GRANT PARK MULTI ALTERNATIVE STRATEGIES FUND

**Deleted:** 1-800-287- 9820

**TABLE OF CONTENTS**

**ADDITIONAL INFORMATION ABOUT THE FUNDS**

Further information about each of the Survivor Fund and the Target Fund, each a series of the Trust, is contained in and incorporated by reference to the Statement of Additional Information dated August 31, 2017, as it may be amended and/or supplemented from time to time. Management's discussion of fund performance, audited financial statements and related report of the independent registered public accounting firm for the Funds are contained in the Funds' Annual Report for the fiscal year ended September 30, 2016 and are incorporated in this Statement of Additional Information by reference. No other parts of the Funds' Annual Report are incorporated by reference in this Statement of Additional Information. Unaudited financial statements for the Funds are contained in the Funds' Semi-Annual Report for the six-month period ended March 31, 2017 and are incorporated in this Statement of Additional Information by reference. No other parts of the Funds' Semi-Annual Report are incorporated by reference in this Statement of Additional Information.

**Pro Forma Financial Information**
**(Unaudited)**

The unaudited pro forma financial information set forth below is for informational purposes only and does not purport to be indicative of the financial condition that actually would have resulted if the Reorganization had been consummated. These pro forma numbers have been estimated in good faith based on information regarding the Target Fund and Survivor Fund as of March 31, 2017, using the fees and expenses information as shown in the Combined Prospectus/Information Statement. The unaudited pro forma financial information should be read in conjunction with the historical financial statements of the Target Fund and Survivor Fund, which are available in their annual and semi-annual shareholder reports.

## PRO-FORMA CONSOLIDATED PORTFOLIO OF INVESTMENTS (Unaudited)
### March 31, 2017

| | Grant Park Multi Shares | Grant Park Managed Shares | Combination Shares | Adjustment | Pro Forma | Grant Park Multi Fair Value | Grant Park Managed Fair Value | Combination Fair Value |
|---|---|---|---|---|---|---|---|---|
| **MUTUAL FUND - 43.6 %** | | | | | | | | |
| **DEBT FUND - 43.6 %** | | | | | | | | |
| Grant Park Fixed Income Fund * (Cost - $121,968,286) | 10,483,106 | 1,722,338 | 12,205,444 | | | $ 104,411,733 $ | 17,154,484 $ | 121,566,217 |
| | | | | | | | | |
| **EXCHANGE TRADED FUNDS - 36.0 %** | | | | | | | | |
| **EQUITY FUNDS - 36.0 %** | | | | | | | | |
| iShares Core S&P 500 ETF | 42,594 | - | 42,594 | | | 10,106,278 | - | 10,106,278 |
| iShares MSCI ACWI ETF | 158,528 | - | 158,528 | | | 10,028,482 | - | 10,028,482 |
| iShares MSCI ACWI ex US ETF | 229,062 | - | 229,062 | | | 9,991,684 | - | 9,991,684 |
| iShares MSCI EAFE ETF | 160,801 | - | 160,801 | | | 10,016,294 | - | 10,016,294 |
| iShares MSCI EAFE Small-Cap ETF | 184,387 | - | 184,387 | | | 9,982,712 | - | 9,982,712 |
| iShares MSCI Emerging Markets ETF | 251,259 | - | 251,259 | | | 9,897,092 | - | 9,897,092 |
| iShares Russell 1000 ETF | 76,913 | - | 76,913 | | | 10,094,831 | - | 10,094,831 |
| iShares Russell 2000 ETF | 74,513 | - | 74,513 | | | 10,244,047 | - | 10,244,047 |
| iShares Russell Mid-Cap ETF | 54,164 | - | 54,164 | | | 10,138,418 | - | 10,138,418 |
| iShares U.S. Real Estate ETF | 128,459 | - | 128,459 | | | 10,082,747 | - | 10,082,747 |
| TOTAL EXCHANGE TRADED FUNDS (Cost - $87,066,080) | | | | | | 100,582,585 | - | 100,582,585 |
| | | | | | | | | |
| **SHORT-TERM INVESTMENT- 13.2 %** | | | | | | | | |
| **MONEY MARKET FUND - 13.2 %** | | | | | | | | |
| | | | | | | | | |
| Morgan Stanley Institutional Liquidity Fund - Government Portfolio, to yield 0.60% ** | 32,812,158 | 4,040,931 | 36,853,089 | | | 32,812,158 | 4,040,931 | 36,853,089 |
| TOTAL SHORT-TERM INVESTMENT - (Cost - $36,853,089) | | | | | | | | |
| | | | | | | | | |
| **TOTAL INVESTMENTS - 92.8 %** (Cost - $245,887,455) (a) | | | | | | $ 237,806,476 $ | 21,195,415 $ | 259,001,891 |
| **OTHER ASSETS LESS LIABILITIES - NET - 7.2 %** | | | | | | 13,719,512 | 6,284,286 | 20,003,798 |
| **NET ASSETS - 100.0 %** | | | | | | $251,525,988 | $ 27,479,701 $ | 279,005,689 |

   * Affiliated Investment

  ** Money Market Fund; Interest rate reflects seven-day effective yield on March 31, 2017. A portion represents positions held in GPMAS and GPMFS Funds Limited. (a) Represents cost for financial reporting purposes. Aggregate cost for federal tax purposes is $247,910,105 and differs from fair value by net unrealized appreciation (depreciation) of securities as follows:

| | | | |
|---|---|---|---|
| Unrealized appreciation: | $ 13,530,331 $ | - $ | 13,530,331 |
| Unrealized depreciation: | (2,374,186) | (64,359) | (2,438,545) |
| Net unrealized appreciation (depreciation): | $ 11,156,145 $ | (64,359) $ | 11,091,786 |

**LONG SWAP (1)**

| | Grant Park Multi Unrealized Gain / (Loss) | Grant Park Managed Unrealized Gain / (Loss) | Combination Unrealized Gain / (Loss) |
|---|---|---|---|

Total return swap with Deutsche Bank AG, London Branch. The swap provides exposure to the total returns on a basket of commodity trading advisor (CTA) programs that is calculated on a daily basis with reference to a customized index that is also proprietary to Deutsche Bank. The basket is comprised of a diversified collection of CTA programs including systematic trend following, relative value and short term trading programs. Under the terms of the swap, the advisor has the ability to periodically adjust the notional level of the swap, the notional allocation to each CTA program, and the mix of CTA programs. The swap was effective on August 17, 2012 and has a term of five years therefrom unless earlier terminated. In addition, the swap provides for a 0.50% per annum notional fee to Deutsche Bank. (Notional Value $46,633,487)

| | | | |
|---|---|---|---|
| | $ - | $ 3,829,754 $ | 3,829,754 |
| **Total Unrealized Appreciation on Swap Contract** | $ - | $ 3,829,754 $ | 3,829,754 |

(1) Limited.

**LONG FUTURES CONTRACTS**

| Description | Grant Park Multi Underlying Face Amount at Value * | Grant Park Multi Long Contracts | Grant Park Managed Long Contracts | Combination Long Contracts | Adjustment | Pro Forma | Grant Park Multi Unrealized Gain/(Loss) | Grant Park Managed Unrealized Gain/(Loss) | Combination Unrealized Gain/(Loss) |
|---|---|---|---|---|---|---|---|---|---|
| 10 YR Mini JBG Future Jun 2017 | 16,495,254,000 | 1,098 | - | 1,098 | | | $ 3,520 | $ - | $ 3,520 |
| 3 Mo EuroYen TFX Dec 2017 | 374,812,500 | 15 | - | 15 | | | 893 | - | 893 |
| 3 Mo Sterling (Short Sterling) Jun 2018 | 110,016,563 | 885 | - | 885 | | | (78,669) | - | |
| | | | | | | | | | (78,669) |
| 3 Month Euro (Euribor) Jun 2018 | 122,720,500 | 490 | - | 490 | | | (48,169) | - | (48,169) |
| Australian Dollar Future Jun 2017 | 13,592,080 | 178 | - | 178 | | | 86,810 | - | 86,810 |
| Corn Future May 2017 + | 1,602,700 | 88 | - | 88 | | | 12,875 | - | 12,875 |
| Cotton May 2017 + | 6,263,730 | 162 | - | 162 | | | (9,315) | - | (9,315) |
| Euro-Bund Future Jun 2017 | 13,882,120 | 86 | - | 86 | | | (34,755) | - | (34,755) |
| Feeder Cattle May 2017 + | 7,364,850 | 111 | - | 111 | | | $ 22,925 | $ - | $ 22,925 |
| FTSE 100 Index Jun 2017 | 17,242,935 | 237 | - | 237 | | | 71,894 | | 71,894 |
| Gold Jun 2017 + | 31,655,360 | 253 | - | 253 | | | 331,330 | - | 331,330 |
| Hang Seng Index Future Apr 2017 | 260,614,800 | 216 | - | 216 | | | (423,908) | - | (423,908) |
| Japanese Yen Future Jun 2017 | 5,181,613 | 46 | - | 46 | | | (29,856) | - | (29,856) |
| Long Gilt Future Jun 2017 | 22,326,500 | 175 | - | 175 | | | 297,183 | - | 297,183 |
| Lumber Future May 2017 + | 4,698,848 | 112 | - | 112 | | | 40,183 | - | 40,183 |
| Mexican Peso Future Jun 2017 | 4,825,710 | 183 | - | 183 | | | 195,565 | - | 195,565 |
| Nasdaq 100 E-Mini Future Jun 2017 | 16,533,040 | 152 | - | 152 | | | 258,530 | - | 258,530 |
| Nikkei 225 (SGX) Jun 2017 | 1,323,000,000 | 140 | - | 140 | | | (323,054) | - | (323,054) |
| Platinum Future Jul 2017 + | 3,285,780 | 69 | - | 69 | | | (81,075) | - | (81,075) |
| S&P E-mini Future Jun 2017 | 15,571,050 | 132 | - | 132 | | | (26,838) | - | (26,838) |
| SPI 200 Future Jun 2017 | 19,737,000 | 135 | - | 135 | | | 256,644 | - | 256,644 |
| US 10 Yr Future Jun 2017 | 14,947,560 | 120 | - | 120 | | | 7,719 | - | 7,719 |
| US Long Bond Future Jun 2017 | 23,380,820 | 155 | - | 155 | | | (91,969) | - | (91,969) |
| Wheat Future May 2017 + | 1,386,125 | 65 | - | 65 | | | (82,988) | - | (82,988) |
| **Net Unrealized Appreciation from Open Long Futures Contracts** | | | | | | | $ 355,475 | $ - | $ 355,475 |

Formatted: French (France)

## SHORT FUTURES CONTRACTS

| Description | Grant Park Multi Underlying Face Amount at Value * | Grant Park Multi Long Contracts | Grant Park Managed Long Contracts | Combination Long Contracts | Adjustment | Pro Forma | Grant Park Multi Unrealized Gain/(Loss) | Grant Park Managed Unrealized Gain/(Loss) | Combination Unrealized Gain/(Loss) |
|---|---|---|---|---|---|---|---|---|---|
| 3 YR AUD Government Bond Jun 2017 | 113,345,800 | 1,156 | - | 1,156 | | | $ (534,865) | $ - | $ (534,865) |
| 90 Day Euro $ Future Dec 2018 | 357,663,500 | 1,460 | - | 1,460 | | | (278,363) | - | (278,363) |
| British Pound Future Jun 2017 | 6,121,050 | 78 | - | 78 | | | (161,494) | - | (161,494) |
| Canadian Dollar Future Jun 2017 | 5,800,410 | 77 | - | 77 | | | (70,780) | - | (70,780) |
| Crude Oil Future May 2017 + | 1,720,400 | 34 | - | 34 | | | 75,320 | - | 75,320 |
| Euro CHF 3 Mo ICE Mar 2018 | 306,562,300 | 1,217 | - | 1,217 | | | (2,586) | - | (2,586) |
| Euro Fx Future Jun 2017 | 7,638,000 | 57 | - | 57 | | | 7,938 | - | 7,938 |
| Frozen Concentrated OJ May 2017 + | 2,543,400 | 108 | - | 108 | | | 82,005 | - | 82,005 |
| Gas Oil Future May 2017 + | 2,072,400 | 44 | - | 44 | | | (55,000) | - | (55,000) |
| Natural Gas Future Jun 2017 + | 1,269,060 | 39 | - | 39 | | | 2,340 | - | 2,340 |
| New Zealand Dollar Future Jun 2017 | 139,980 | 2 | - | 2 | | | (420) | - | (420) |
| Rough Rice Futures Jul 2017 + | 2,679,600 | 132 | - | 132 | | | (7,920) | - | (7,920) |
| Soybean Meal May 2017 + | 9,406,200 | 305 | - | 305 | | | 89,700 | - | 89,700 |
| Soybean Oil Future May 2017 + | 3,394,104 | 178 | - | 178 | | | 93,822 | - | 93,822 |
| US 5 Yr Note Jun 2017 | 9,418,160 | 80 | - | 80 | | | (17,203) | - | (17,203) |
| World Sugar #11 May 2017 + | 3,360,045 | 179 | - | 179 | | | 301,460 | - | 301,460 |
| **Net Unrealized Depreciation from Open Short Futures Contracts** | | | | | | | $ (476,046) | $ - | $ (476,046) |
| **Total Net Unrealized Depreciation from Open Futures Contracts** | | | | | | | $ (120,571) | $ - | $ (120,571) |

+ This investment is a holding of GPMAS Fund Limited.

* The amounts shown are the underlying reference notional amounts to stock exchange indices and equities upon which the fair value of the futures contracts held by the Fund are based. Notional values do not represent the current fair value of, and are not necessarily indicative of the future cash flows of the Fund's futures contracts. Further, the underlying price changes in relation to the variables specified by the notional values affects the fair value of these derivative financial instruments. The notional values as set forth within this schedule do not purport to represent economic value at risk to the Fund.

**Formatted:** French (France)

**PRO-FORMA CONSOLIDATED STATEMENT OF OPERATIONS (Unaudited)**
**For The Six Months Ended March 31, 2017**

| | Grant Park Managed Futures Strategy Fund | Grant Park Multi Alternative Strategies Fund | Total | Pro-Forma Adjustments | Total after Adjustments |
|---|---|---|---|---|---|
| **Investment Income** | | | | | |
| Dividends | $ 210,087 | $ 2,238,069 | $ 2,448,156 | $ - | $ 2,448,156 |
| Interest | 8,110 | 68,127 | 76,237 | - | 76,237 |
| Total Investment Income | 218,197 | 2,306,196 | 2,524,393 | - | 2,524,393 |
| **Expenses** | | | | | |
| Investment advisory fees | 225,918 | 1,525,887 | 1,751,805 | (105,705) | 1,646,100 |
| Distribution (12b-1) fees: | | | | | |
| Class A | 8,852 | 51,085 | 59,937 | - | 59,937 |
| Class C | 17,231 | 47,723 | 64,954 | - | 64,954 |
| Class N | 3,462 | 47,273 | 50,735 | - | 50,735 |
| Registration fees | 64,792 | 47,320 | 112,112 | (47,320) | 64,792 |
| Transfer agent fees | 21,840 | 54,600 | 76,440 | (9,146) | 67,294 |
| Administrative services fees | 20,913 | 126,281 | 147,194 | (23,494) | 123,700 |
| Accounting services fees | 17,304 | 32,876 | 50,180 | (15,355) | 34,825 |
| Non 12b-1 shareholder servicing fee | 17,235 | 96,460 | 113,695 | - | 113,695 |
| Compliance officer fees | 9,464 | 10,920 | 20,384 | (1,897) | 18,488 |
| Legal Fees | 7,480 | 9,646 | 17,126 | (8,126) | 9,000 |
| Trustees fees and expenses | 5,824 | 4,987 | 10,811 | (4,811) | 6,000 |
| Custodian fees | 3,468 | 10,374 | 13,842 | 4,038 | 17,880 |
| Printing and postage expenses | 3,006 | 14,560 | 17,566 | (11,566) | 6,000 |
| Audit Fees | 1,465 | 1,820 | 3,285 | 7,965 | 11,250 |
| Insurance expense | 1,274 | 2,184 | 3,458 | 292 | 3,750 |
| Interest expense | - | 20,867 | 20,867 | - | 20,867 |
| Other expenses | 510 | 4,914 | 5,424 | (1,424) | 4,000 |
| Total Expenses | 430,038 | 2,109,777 | 2,539,815 | (216,549) | 2,323,266 |
| Less: Fees waived by the Advisor | (134,316) | - | (134,316) | 134,316 | - |
| Plus: Expense reimbursement recaptured | - | 45,873 | 45,873 | 15,127 | 61,000 |
| Net Expenses | 295,722 | 2,155,650 | 2,451,372 | (67,106) | 2,384,266 |
| **Net Investment Gain (Loss)** | (77,525) | 150,546 | 73,021 | 67,106 | 140,127 |
| **Realized and Unrealized Gain (Loss)** | | | | | |
| Net realized gain (loss) from: | | | | | |
| Investments | (2,194) | (137,877) | (140,071) | - | (140,071) |
| Swap contract | 1,941,883 | - | 1,941,883 | - | 1,941,883 |
| Futures contracts | - | (16,633,717) | (16,633,717) | - | (16,633,717) |
| | 1,939,689 | (16,771,594) | (14,831,905) | - | (14,831,905) |
| Net change in unrealized appreciation (depreciation) of: | | | | | |
| Investments | (175,159) | 4,979,970 | 4,804,811 | - | 4,804,811 |
| Swap contract | (1,157,331) | - | (1,157,331) | - | (1,157,331) |
| Futures contracts | - | (2,550,431) | (2,550,431) | - | (2,550,431) |
| | (1,332,490) | 2,429,539 | 1,097,049 | - | 1,097,049 |
| **Net Realized and Unrealized Gain (Loss)** | 607,199 | (14,342,055) | (13,734,856) | | (13,734,856) |
| **Net Increase (Decrease) in Net Assets** | | | | | |
| Resulting From Operations | $ 529,674 | $ (14,191,509) | $ (13,661,835) | $ 67,106 | $ (13,594,729) |

**PRO-FORMA CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES (Unaudited)**
**March 31, 2017**

| | Grant Park Managed Futures Strategy Fund | | Grant Park Multi Alternative Strategies Fund | | Total | |
|---|---|---|---|---|---|---|
| **Assets** | | | | | | |
| Investment securities: | | | | | | |
| Unaffiliated Securities at cost | $ | 4,040,931 | $ | 119,878,238 | $ | 123,919,169 |
| Affiliated Securities at cost | | 17,212,317 | | 104,755,969 | | 121,968,286 |
| Unafilliated Securities at fair value | $ | 4,040,931 | $ | 133,394,743 | $ | 137,435,674 |
| Afilliated Securities at fair value | | 17,154,484 | | 104,411,733 | | 121,566,217 |
| Cash on deposit with Broker - swap margin balance (1) | | 11,008,336 | | - | | 11,008,336 |
| Receivable for securities sold | | - | | 374,037 | | 374,037 |
| Deposit at Broker for futures contracts | | - | | 13,889,938 | | 13,889,938 |
| Unrealized appreciation on swap contract | | 3,829,754 | | - | | 3,829,754 |
| Receivable for Fund shares sold | | - | | 126,939 | | 126,939 |
| Interest receivable | | 1,203 | | 12,416 | | 13,619 |
| Prepaid expenses and other assets | | 9,030 | | 109,102 | | 118,132 |
| **Total Assets** | | 36,043,738 | | 252,318,908 | | 288,362,646 |
| | | | | | | |
| **Liabilities** | | | | | | |
| Net unrealized depreciation from open futures contracts | | - | | 120,571 | | 120,571 |
| Due to broker - swap contract | | 8,514,557 | | - | | 8,514,557 |
| Payable for Fund shares redeemed | | 14,055 | | 335,822 | | 349,877 |
| Investment advisory fees payable | | 7,299 | | 265,772 | | 273,071 |
| Payable to related parties | | 13,944 | | 39,619 | | 53,563 |
| Distribution (12b-1) fees payable | | 4,414 | | 24,196 | | 28,610 |
| Accrued expenses and other liabilities | | 9,768 | | 6,940 | | 16,708 |
| **Total Liabilities** | | 8,564,037 | | 792,920 | | 9,356,957 |
| **NET ASSETS** | $ | 27,479,701 | $ | 251,525,988 | $ | 279,005,689 |
| | | | | | | |
| **Net Assets Consist of:** | | | | | | |
| Paid in capital ($0 par value, unlimited shares authorized) | $ | 35,843,601 | $ | 264,366,137 | $ | 300,209,738 |
| Accumulated net investment loss | | (6,548,671) | | (3,889,730) | | (10,438,401) |
| Accumulated net realized loss from security transactions, futures contracts and swap contracts | | (5,587,150) | | (21,986,210) | | (27,573,360) |
| Net unrealized appreciation of investments, future contracts and swap contracts | | 3,771,921 | | 13,035,791 | | 16,807,712 |
| **NET ASSETS** | $ | 27,479,701 | $ | 251,525,988 | $ | 279,005,689 |

(1) This cash is a holding of GPMFS Fund Limited.

**PRO-FORMA CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES (Unaudited) (Continued)**

**March 31, 2017**

| | Grant Park Managed Futures Strategy Fund | Grant Park Multi Alternative Strategies Fund | Total |
|---|---|---|---|
| **Net Asset Value Per Share:** | | | |
| **Class A Shares** | | | |
| Net Assets | $ 6,033,954 | $ 38,915,820 | $ 44,949,774 |
| Shares of beneficial interest outstanding | 666,694 | 3,699,287 | 4,272,867 |
| Net asset value (Net Assets ÷ Shares Outstanding) and redemption price per share (a) | $ 9.05 | $ 10.52 | $ 10.52 |
| Maximum offering price per share (net asset value plus maximum sales charge of 5.75%) (b) | $ 9.60 | $ 11.16 | $ 11.16 |
| | | | |
| **Class C Shares** | | | |
| Net Assets | $ 3,221,331 | $ 9,528,819 | $ 12,750,150 |
| Shares of beneficial interest outstanding | 366,421 | 917,118 | 1,227,160 |
| Net asset value (Net Assets ÷ Shares Outstanding), offering price and redemption price per share (a) | $ 8.79 | $ 10.39 | $ 10.39 |
| | | | |
| **Class I Shares** | | | |
| Net Assets | $ 16,719,099 | $ 167,762,649 | $ 184,481,748 |
| Shares of beneficial interest outstanding | 1,837,008 | 15,868,832 | 17,450,308 |
| Net asset value (Net Assets ÷ Shares Outstanding), offering price and redemption price per share (a) | $ 9.10 | $ 10.57 | $ 10.57 |
| | | | |
| **Class N Shares** | | | |
| Net Assets | $ 1,505,317 | $ 35,318,700 | $ 36,824,017 |
| Shares of beneficial interest outstanding | 166,612 | 3,351,136 | 3,493,965 |
| Net asset value (Net Assets ÷ Shares Outstanding), offering price and redemption price per share (a) | $ 9.03 | $ 10.54 | $ 10.54 |

(a) Redemptions made within 60 days of purchase may be assessed a redemption fee of 1.00%.

(b) On investments of $25,000 or more, the offering price is reduced.


**Note 1 — Reorganization**

The unaudited pro forma information has been prepared to give effect to the proposed reorganization of the Target Fund into the Survivor Fund pursuant to an Agreement and Plan of Reorganization (the "Reorganization") as if the Reorganization occurred on March 31, 2017. Prior to reorganization, the Target Fund will terminate its total return swap contract with Deutsche Bank, AG. As of August 31, 2017, this total return swap was being carried at a loss for the Target Fund.

**Note 2 — Basis of Pro Forma**

The Reorganization is expected to be accounted for as a tax-free reorganization for federal income tax purposes; therefore, no gain or loss will be recognized by the Survivor Fund or its shareholders as a direct result of the Reorganization. The Target Fund and the Survivor Fund are both registered open-end management investment companies. The Reorganization would be accomplished by the acquisition of all of the assets and the assumption of all of the liabilities of the Target Fund by the Survivor Fund in exchange for shares of the Survivor Fund, followed by the distribution of such shares to Target Fund shareholders in complete liquidation and termination of the Target Fund. The pro forma financial information has been adjusted to reflect the assumption that the Target Fund distributes its undistributed net investment income to its shareholders prior to the Reorganization. The Target Fund Class A, Class C, Class I and Class N shareholders would have received 573,505.39, 310,038.41, 1,584,502.98 and

142,603.39 of Class A, Class C, Class I and Class N shares, respectively, of the Survivor Fund had the Reorganization occurred on March 31, 2017.

The Reorganization is expected to be accounted for as a tax-free reorganization for federal income tax purposes. In accordance with accounting principles generally accepted in the United States of America, for financial reporting purposes, the historical cost basis of the investments received from the Target Fund will be carried forward to align ongoing reporting of the realized and unrealized gains and losses of the Surviving Fund with amounts distributable to shareholders for tax purposes.

| | Net Assets | As-of As of Date |
|---|---|---|
| Grant Park Managed Futures Strategy Fund (Target Fund) | $27,479,701 | March 31, 2017 |
| Grant Park Multi Alternative Strategies Fund (Survivor Fund) | $251,525,988 | March 31, 2017 |
| Grant Park Multi Alternative Strategies Fund (Pro Forma Combined Fund) | $279,005,689 | March 31, 2017 |

**Deleted:**

**Note 3 — Pro Forma Expense Adjustments**

The table below reflects adjustments to annual expenses made to the Pro Forma Combined Fund financial information as if the Reorganization had taken place on March 31, 2017 using the fees and expenses information shown in the Proxy Statement/Prospectus. The pro forma information has been derived from the books and records used in calculating daily net asset values of the Target Fund and Survivor Fund and has been prepared in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect this information. Percentages presented below are the increase (decrease) in expenses divided by the Pro Forma Combined Fund net assets presented in Note 2. Actual results could differ from those estimates. No other significant pro forma effects are expected to result from the Reorganization. No significant accounting policies will change as a result of the Reorganization, specifically policies regarding security valuation or compliance with Subchapter M of the Internal Revenue Code of 1986, as amended. No significant changes to any existing contracts of the Survivor Fund are expected as a result of the Reorganization.

**Note 4 — Accounting Survivor**

The Survivor Fund will be the accounting survivor. The surviving fund will have the portfolio management team, portfolio composition, strategies, investment objective, expense structure and policies/restrictions of the Survivor Fund.

**Note 5 — Capital Loss Carryforwards**

At September 30, 2016, the Target Fund had unused capital loss carryforwards available for federal income tax purposes to be applied against future capital gains, if any. The Survivor Fund did not have any capital loss carryforwards as of September 30, 2016. For net capital losses arising in taxable years beginning after December 22, 2010, a Fund will generally be able to carry-forward such capital losses indefinitely. A Fund's net capital losses from taxable years beginning on or prior to December 22, 2010, however, will remain subject to their current expiration dates and can be used only after the post-enactment losses. Target Fund had loss carryforwards as follows:

**Deleted:** Target

Target Fund – Grant Park Managed Futures Strategy Fund

| | Non-Expiring Short-Term | Non-Expiring Long-Term | Total |
|---|---|---|---|
| Grant Park Managed Futures Strategy Fund | $ 3,706,606 | $ - | $ 3,706,606 |

**Part C**
**Other Information**

**ITEM 15.  Indemnification**

Article VIII, Section 2(a) of the Agreement and Declaration of Trust provides that to the fullest extent that limitations on the liability of Trustees and officers are permitted by the Delaware Statutory Trust Act of 2002, the officers and Trustees shall not be responsible or liable in any event for any act or omission of:  any agent or employee of the Trust; any investment adviser or principal underwriter of the Trust; or with respect to each Trustee and officer, the act or omission of any other Trustee or officer, respectively.  The Trust, out of the Trust Property, is required to indemnify and hold harmless each and every officer and Trustee from and against any and all claims and demands whatsoever arising out of or related to such officer's or Trustee's performance of his or her duties as an officer or Trustee of the Trust.  This limitation on liability applies to events occurring at the time a person serves as a Trustee or officer of the Trust whether or not such person is a Trustee or officer at the time of any proceeding in which liability is asserted.  Nothing contained in the Agreement and Declaration of Trust indemnifies, holds harmless or protects any officer or Trustee from or against any liability to the Trust or any shareholder to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person's office.

Article VIII, Section 2(b) provides that every note, bond, contract, instrument, certificate or undertaking and every other act or document whatsoever issued, executed or done by or on behalf of the Trust, the officers or the Trustees or any of them in connection with the Trust shall be conclusively deemed to have been issued, executed or done only in such Person's capacity as Trustee and/or as officer, and such Trustee or officer, as applicable, shall not be personally liable therefore, except as described in the last sentence of the first paragraph of Section 2 of Article VIII.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the provisions of Delaware law and the Agreement and Declaration of the Registrant or the By-Laws of the Registrant, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Trust in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The Underwriting Agreement provides that the Registrant agrees to indemnify, defend and hold Northern Lights Distributors (NLD), its several officers and directors, and any person who controls NLD within the meaning of Section 15 of the Securities Act free and harmless from and against any and all claims, demands, liabilities and expenses (including the reasonable cost of investigating or defending such claims, demands or liabilities and any reasonable counsel fees incurred in connection therewith) which NLD, its officers and directors, or any such controlling persons, may incur under the Securities Act, the 1940 Act, or common law or otherwise, arising out of or based upon: (i) any untrue statement, or alleged untrue statement, of a material fact required to be stated in either any Registration Statement or any Prospectus, (ii) any omission, or alleged omission, to state a material fact required to be stated in any Registration Statement or any Prospectus or necessary to make the statements in any of them not misleading, (iii) the Registrant's  failure to maintain an effective Registration statement and Prospectus with respect to Shares of the Funds that are the subject of the claim or demand, or (iv)  the Registrant's failure to provide NLD with advertising or sales materials to be filed with the FINRA on a timely basis.

The Fund Accounting, Transfer Agency and Administration Service Agreements with Gemini Fund Services (GFS) provides that the Registrant agrees to indemnify and hold GFS harmless from and against any and all losses, damages, costs, charges, reasonable counsel fees, payments, expenses and liability arising out of or attributable to the Registrant's refusal or failure to comply with the terms of the Agreement, or which arise out of the Registrant's lack of good faith, gross negligence or willful misconduct with respect to the Registrant's performance under or in connection with this Agreement.

The Consulting Agreement with Northern Lights Compliance Services, LLC (NLCS) provides that the Registrant agree to indemnify and hold NLCS harmless from and against any and all losses, damages, costs, charges, reasonable counsel fees, payments, expenses and liability arising out of or attributable to the Trust's refusal or failure to comply with the terms of the Agreement, or which arise out of the Trust's lack of good faith, gross negligence or willful misconduct with respect to the Trust's performance under or in connection with the Agreement. NLCS shall not be liable for, and shall be entitled to rely upon, and may act upon information, records and reports generated by the Trust, advice of the Trust, or of counsel for the Trust and upon statements of the Trust's independent accountants, and shall be without liability for any action reasonably taken or omitted pursuant to such records and reports.

**ITEM 16.  Exhibits**

(1)   Agreement and Declaration of Trust dated January 19, 2005, as amended December 14, 2009 previously filed on March 24, 2010 to the Registrant's Registration Statement in Post-Effective Amendment No. 133, and hereby incorporated by reference.

(2)  By-Laws, effective as of January 19, 2005, as amended December 14, 2009, previously filed on March 24, 2010 to the Registrant's Registration Statement in Post-Effective Amendment No. 133, and hereby incorporated by reference.

(3)  Not applicable.

(4)  Plan of Reorganization, dated August 1, 2017, is filed herewith as an Appendix.

(5)   Instruments Defining Rights of Security Holders. See Article III, "Shares" and Article V "Shareholders' Voting Powers and Meetings" of the Registrant's Agreement and Declaration of Trust. See also, Article II, "Meetings of Shareholders" of the Registrant's By-Laws.

(6) (a) Investment Advisory Agreement between Knollwood Investment Advisors, LLC and the Registrant, with respect to the Grant Park Managed Futures Strategy Fund previously filed on March 3, 2011 to the Registrant's Registration Statement in Post-Effective Amendment No. 226, and hereby incorporated by reference.

(6) (b) Transfer and Assumption Agreement between Knollwood Investment Advisors, LLC, and Dearborn Capital Management, L.L.C., with respect to the Investment Advisory Agreement specific as to the Grant Park Managed Futures Strategy Fund, previously filed on May 31, 2013 to the Registrant's Registration Statement in Post-Effective Amendment No. 491, and hereby incorporated by reference.

(6) (c) Investment Advisory Agreement between Dearborn Capital Management LLC and and the Registrant, with respect to the Grant Park Multi Alternative Strategies Fund previously filed on December 17, 2013  to the Registrant's Registration Statement in Post-Effective Amendment No. 570, and hereby incorporated by reference.

(6) (d) Amendment to the Investment Advisory Agreement between Dearborn Capital Management, LLC and Registrant with respect to the Grant Park Managed Futures Strategy previously filed on December 31, 2015 to the Registrant's Registration Statement in Post-Effective Amendment No. 789, and hereby incorporated by reference.

(7)(a)  Underwriting Agreement between the Registrant and Northern Lights Distributors LLC, previously filed on March 15, 2013 to the Registrant's Registration Statement in Post-Effective Amendment No. 471, and hereby incorporated by reference.

(8) None

(9)(a) Custody Agreement between the Registrant and The Bank of New York Mellon, previously filed on October 3, 2007 to the Registrant's Registration Statement in Post-Effective Amendment No. 29, and hereby incorporated by reference.

(9)(b) Custody Agreement between the Registrant and the First National Bank of Omaha is hereby incorporated by reference to Post-Effective Amendment No. 17 to the Registrant's Registration Statement on Form N-1A, filed on March 2, 2007 and hereby incorporated by reference.

(9)(c) Custody Agreement between the Registrant and Union Bank, N.A., previously filed on October 20, 2008 to the Registrant's Registration Statement in Post-Effective Amendment No. 66, and hereby incorporated by reference.

(9)(d) Custody Agreement between the Registrant and Fifth Third Bank, previously filed on October 20, 2008 to the Registrant's Registration Statement in Post-Effective Amendment No. 66, and hereby incorporated by reference.

(9)(e) Custody Agreement between the Registrant and JPMorgan Chase Bank, N.A. previously filed on August 29, 2011 to the Registrant's Registration Statement in Post-Effective Amendment No. 302, and hereby incorporated by reference.

(10)(a) Master Distribution Shareholder Servicing Plan for Class A Shares previously filed on October 10, 2014 to the Registrant's Registration Statement in Post-Effective Amendment No. 638, and hereby incorporated by reference.

(10)(b) Master Distribution Shareholder Servicing Plan for Class C Shares previously filed on October 10, 2014 to the Registrant's Registration Statement in Post-Effective Amendment No. 638, and hereby incorporated by reference.

(11) Opinion and consent of Thompson Hine LLP is filed herewith.

(12) None

(13)(a) Expense Limitation Agreement between Dearborn Capital Management LLC and the Registrant with respect to the Grant Park Multi Alternative Strategies Fund previously filed on May 26, 2016 to the Registrant's Registration Statement in Post-Effective Amendment No. 833, and hereby incorporated by reference.

(14) Consent of RSM is filed herewith.

(15)(a) Annual Report of the Registrant was filed on Form N-CSR on December 8, 2016 and is incorporated by reference herein.

(16)(b) Semi-Annual Report of the Registrant was filed on Form N-CSR on June 8, 2017 and is incorporated by reference herein.

Deleted: 5

(17) Powers of Attorney previously filed on June 29, 2017 to the Registrant's Registration Statement in Post-Effective Amendment No. 981 and hereby incorporated by reference herein.

Deleted: 6

**ITEM 17. Undertakings**

(1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CFR 230.145c], the reoffering

prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

4

## SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on N-14 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hauppauge, State of New York on the 1st day of August, 2017.

NORTHERN LIGHTS FUND TRUST (Registrant)

By: _____
Kevin Wolf
President

5

As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

**Northern Lights Fund Trust**

| | |
|---|---|
| John V. Palancia | Trustee |
| Gary Lanzen | Trustee |
| Anthony Hertl | Trustee & Chairman |
| Mark Taylor | Trustee |
| Mark D. Gersten | Trustee |
| Mark Garbin | Trustee |
| Andrew Rogers | Trustee |
| Kevin Wolf | President and Principal Executive Officer |
| James Colantino | Treasurer and Principal Financial Officer |

By: Date: August 1, 2017

______________________

Stephanie Shearer, Attorney in Fact

Appendix

(4) Plan of Reorganization

Exhibits

(11) Opinion and consent of Thompson Hine LLP

(14) Consent of RSM US LLP

Moved down [2]: Exhibits

Deleted: Exhibits

Moved (insertion) [2]